 Exhibit 99.1
NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR
FOR THE ANNUAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
APRIL 27, 2023

MESSAGE FROM THE CHAIR OF THE BOARD†
On behalf of the Board of Directors (the “Board”), management and employees of Celestica Inc. (“Celestica”), it is my pleasure to invite you to join us at our 2023 Annual Meeting of Shareholders (the “Meeting”) to be held on Thursday, April 27, 2023 at 9:30 a.m. EDT, in a virtual format through a live audio-only webcast. We believe that hosting a virtual Meeting will facilitate shareholder attendance and participation by enabling shareholders to participate remotely from any location around the world. It also is a more cost-efficient and environmentally friendly way to engage with shareholders. The platform for the Meeting will provide shareholders the ability to listen to the Meeting live, submit questions and submit their vote during the Meeting.
2022 Company Highlights
In 2022, despite a challenging macro environment, Celestica delivered strong results, exceeded our financial targets and returned to top-line annual revenue growth. Celestica’s impressive financial performance reflects the rigorous focus of our President and Chief Executive Officer, Rob Mionis, and his executive leadership team on executing strategic initiatives designed to diversify our business and grow our exposure to high-value markets while continuing to build trust with our shareholders, customers and employees. We are confident that Celestica’s strategic initiatives will help sustain our trajectory of solid financial performance into 2023, and over the long-term. You will read more about Celestica’s accomplishments in the letter from the Chair of the Human Resources and Compensation Committee contained in the accompanying Management Information Circular (the “Circular”).
Shareholder Feedback
As we continue to oversee Celestica’s strategy and provide meaningful oversight, our Board and our company benefit from the input and feedback from our shareholders. We continued to meet with shareholders during 2022 and in early 2023 as part of our shareholder engagement program. Among other things, we discussed Celestica’s executive compensation philosophy and pay-for-performance strategy, succession planning, and diversity and inclusion. We appreciate and value this dialogue and the insight it provides. You can read more about our shareholder engagement initiative in the Circular under ESG Matters — Shareholder Engagement and Outreach.
Board Diversity
Our highly-engaged Board reflects a balance of diverse expertise, experience, skills, background and perspectives. In 2022, we appointed two new directors, Françoise Colpron and Jill Kale, who will stand for election for the first time at the Meeting. Mses. Colpron and Kale are highly qualified and accomplished business leaders who bring a breadth of expertise in technology to the Board. Their appointments mark the achievement of our gender diversity target of 30% women on the Board. In addition, we recently updated our Board Diversity Policy to establish a goal of maintaining a Board composition in which at least 30% of the Board identify as women and at least one Board member identifies as an Indigenous person, a member of a visible minority, has a disability, or is LGBTQ+. You can find out more information about all of our directors and our Board Diversity Policy in the Circular under Information Relating to Our Directors — Election of Directors — Board Composition and Corporate Governance — Board Diversity.
In Closing
The Board would also like to take this opportunity to thank Carol Perry, who is not standing for re-election to the Board at the Meeting, for her service and the contributions she has brought to the Board since joining in 2013.
On behalf of the Board, I would like to thank our shareholders for your continued support, and we encourage you to participate in the Meeting at https://meetnow.global/MR6KD4X. Please remember to exercise your vote, either during the Meeting or by completing, signing, dating and returning the form of proxy by mail or by following the instructions for voting by telephone or internet in the form of proxy prior to the Meeting.
Yours sincerely,

Michael M. Wilson Chair of the Board
†
This letter contains forward-looking statements. See About the Information in this Circular — Cautionary Note Regarding Forward-Looking Statements starting on page 3 of the Circular.

i

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.
You are invited to join the Annual Meeting of Shareholders (the “Meeting”) of Celestica Inc. (the “Corporation,” “Celestica,” “we,” “us” or “our”) if you held multiple voting shares (“MVS”) or subordinate voting shares (“SVS”) of the Corporation as of the close of business on March 10, 2023.
When	Where
Thursday, April 27, 2023 9:30 a.m. EDT	Virtual meeting via audio-only webcast at https://meetnow.global/MR6KD4X
The business of the Meeting is to:
•
receive and consider the financial statements of the Corporation for its financial year ended December 31, 2022, together with the report of the auditor thereon;

•
elect the directors for the ensuing year;

•
appoint the auditor for the ensuing year;

•
authorize the directors to fix the auditor’s remuneration; and

•
approve an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.
In our continuing effort to reduce environmental impacts and improve sustainability, we have adopted the “notice-and-access” procedures permitted under applicable Canadian securities laws for distribution of the Management Information Circular (the “Circular”) and other related materials of the Meeting (the “Meeting Materials”) to shareholders. Under the notice-and-access procedures, instead of sending paper copies of the Circular and the Meeting Materials, shareholders who held MVS or SVS as of March 10, 2023 will be able to access and review the Circular and Meeting Materials online. Shareholders will receive a Notice of Availability of Meeting Materials which will provide instructions of how to access the Circular and Meeting Materials electronically on a website as well as how to obtain a paper copy of the Circular and Meeting Materials upon request. For additional information, see Delivery of Meeting Materials and Voting Information in the accompanying Circular.
Only shareholders of record at the close of business on March 10, 2023 will be entitled to notice of, and to vote at the Meeting. Such shareholders are invited to vote at the Meeting by completing, signing, dating and returning the form of proxy by mail or by following the instructions for voting by telephone or internet in such form of proxy, whether or not they attend the virtual Meeting. All registered shareholders (shareholders whose shares are registered directly in such shareholder’s name with our registrar and transfer agent, Computershare Investor Services Inc.) or their duly appointed proxyholders can attend the Meeting online at https://meetnow.global/MR6KD4X where they can participate, vote or submit questions during the virtual Meeting. For additional information including how non-registered shareholders (or beneficial owners) can participate, vote, and submit questions during the virtual Meeting, see Delivery of Meeting Materials and Voting Information in the accompanying Circular.
DATED at Toronto, Ontario this 9th day of March, 2023.
By Order of the Board of Directors
Robert Ellis
Chief Legal Officer and Corporate Secretary

HIGHLIGHTS
You are invited to attend and vote at the Annual Meeting of Shareholders (the “Meeting”) of Celestica Inc. (the “Corporation,” “Celestica,” “we,” “us” or “our”) if you held multiple voting shares or subordinate voting shares of the Corporation as of the close of business on March 10, 2023.
When	Where
Thursday, April 27, 2023 9:30 a.m. EDT	Virtual meeting via audio-only webcast at https://meetnow.global/MR6KD4X
The following summary contains highlights about Celestica and the Meeting. This summary does not contain all of the information that you should consider in advance of the Meeting, and we encourage you to read the entire Management Information Circular (the “Circular”) carefully before voting. Page references are provided to help you find further information in the Circular. For more information concerning the Meeting and voting on the proposals discussed in more detail in the Circular, please see Delivery of Meeting Materials and Voting Information therein.
Business of the Meeting
We are asking our shareholders to vote on the matters below. The Board of Directors of the Corporation (the “Board”) recommends that you vote FOR all of the resolutions set forth in the Circular on the following matters.
	Voting Recommendation	For More Information
Annual Financial Statements Receive and consider the financial statements of the Corporation for its financial year ended December 31, 2022, together with the report of the auditor thereon	—	—
Electing Directors
You will be electing a Board of Directors consisting of ten members. Each director nominee is qualified, experienced and committed to serving on the Board. The Board recommends you vote FOR all the director nominees.	✓ FOR	Pages 7 - 13
Appointing and Remunerating the Auditor
KPMG LLP has served as our auditor since 1997. The Board recommends you vote FOR the appointment of KPMG LLP as our auditor for the ensuing year, and FOR the authorization of the Board to set the auditor’s remuneration.	✓ FOR	Page 36
Advisory Say-on-Pay Resolution We continue to engage with our shareholders with respect to our executive compensation program. The Board recommends you vote FOR our approach to executive compensation.	✓ FOR	Pages 33 and 37
v

Governance Highlights
During 2022, we were focused on supporting thoughtful Board renewal and promoting Board diversity, with a particular emphasis on appointing additional women, and we announced the appointment of two women to the Board.
Board Nominee Statistics	Key Governance Practices and Policies
Average age: 61 years Average tenure: six years Diversity: 30% women, 30% visible minority
•
Fully independent Board committees

•
Board orientation and continuing education

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Board Diversity Policy

•
External board evaluation process

•
Majority voting policy

•
Code of Business Conduct and Ethics

•
Director share ownership guidelines

•
Shareholder engagement and outreach

Director Nominees

Name	Age	Director Since	Position	Independent	Committee Membership	2022 Meeting Attendance		2022 Voting Results	Other Public Company Boards
						Board	Committee
Robert A. Cascella	68	2019	Former Executive Vice President of Royal Philips	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.54%	3
Deepak Chopra	59	2018	Former President and CEO of Canada Post Corporation	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	97.98%	3
Françoise Colpron	52	2022	Former Group President, North America of Valeo SA	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	—	1
Daniel P. DiMaggio	72	2010	Former CEO of UPS Worldwide Logistics Group	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.21%	—
Jill Kale	63	2022	Former Sector President of Cobham Advanced Electronic Solutions	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	—	—	—	—
Laurette T. Koellner	68	2009	Former President of Boeing International	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	97.24%	3
Robert A. Mionis	59	2015	President and CEO of Celestica	No	—	100%	—	98.74%	—
Luis A. Müller	53	2021	CEO of Cohu, Inc.	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	98.78%	1
Tawfiq Popatia	48	2017	Senior Managing Director of Onex	No	—	88%	—	98.49%	—
Michael M. Wilson	71	2011	Former President and CEO of Agrium Inc.	Yes	Audit Human Resources and Compensation Nominating and Corporate Governance	100%	100%	94.23%	2
You can read more about each nominated director in the director profiles beginning on page 8 of the accompanying Circular. See also Director Skills Matrix on page 25 of the accompanying Circular.

Executive Compensation Highlights
Objectives of our Executive Compensation Program	Key Executive Compensation Practices and Policies
Our executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of Celestica.	• Compensation mix that is incentive-driven with a large proportion that is variable or “at-risk” to support our pay-for-performance culture and align with shareholder interests
Our executive compensation program and practices have been designed to align pay with performance, our business strategy and shareholder interests.
•
Focus on long-term compensation

•
Performance-based vesting for certain awards

•
Performance-based incentive plan payouts

•
Caps on annual incentive plan payouts

•
Target pay opportunities consistent with market practice

•
Clawback policy and provisions

•
Shareholder engagement program

•
Independent advisor to Human Resources and Compensation Committee (“HRCC”)

The table below shows how named executive officer (“NEO”) compensation was aligned with the Corporation’s performance in 2022.
Pay-for-Performance Alignment	Demonstrated By
At-risk compensation	90% of CEO target compensation was at-risk 81% of other NEO target compensation was at-risk
NEO performance assessments and accomplishments	Comprehensive review of NEO accomplishments starting on page 59
Incentives are tied to financial results, and are formulaically determined	Descriptions of how we determined short-term and long-term incentive awards starting on page 58
You can read more about 2022 executive compensation in the Compensation Discussion and Analysis beginning on page 43 of the accompanying Circular.
Shareholder Engagement Highlights
In the fourth quarter of 2022 and early 2023, as part of our shareholder engagement program, we proactively contacted 13 shareholders representing approximately 39% of the outstanding subordinate voting shares (“SVS”). The Chair of the HRCC, Robert A. Cascella, led this shareholder engagement initiative and participated in discussions with a number of our largest shareholders representing approximately 20% of the outstanding SVS to discuss executive compensation and other matters.
You can read more about our shareholder engagement initiative on page 33 of the accompanying Circular.

Environmental, Social and Governance (“ESG”) Highlights
2022 ESG Highlights	Key ESG Practices and Policies

•
Continued to focus on greenhouse gas (“GHG”) emissions reduction targets in line with climate science and the goals of the Paris Agreement

•
Reported consistent with the Sustainability Accounting Standards Board framework and the Task Force on Climate-related Financial Disclosures framework, and completed Celestica’s first UN Communication on Progress

•
Invested in additional on-site renewable energy capacity through photovoltaic system installations

•
Launched an ESG Committee consisting of company leaders and subject-matter experts to help chart the course for future strategy and investments

•
Reviewed progress on the promotion of diversity and inclusion initiatives

•
Updated our Board Diversity Policy to establish a goal of maintaining a Board composition in which at least 30% of the Board identify as women and at least one Board member identifies as an Indigenous person, a member of a visible minority, has a disability, or is LGBTQ+

•
Held our second “Celestica Day for Diversity and Inclusion Awareness”

•
Launched our “Employee Value Proposition” based on employee input on their experience and what they value about working at Celestica

•
Expanded employee resource groups to promote and encourage inclusive practices through collaboration and education

•
Commitment to fostering a company-wide culture of sustainability focused on supporting people, the planet and the communities in which Celestica operates

•
Adoption of ten United Nations Sustainable Development Goals

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Establishment of an energy management system geared to align our operations with our GHG emissions reduction goals

•
Diversity and inclusion are incorporated into our culture, workplace, and talent practices

•
Embedded Board level strategy and oversight into our ESG management system

•
Well-defined Business Conduct Governance Policy and Compliance and Ethics program demonstrating our opposition to unethical behaviour

•
ESG measures are included in the individual performance objectives of each NEO’s performance scorecard

Measurements and Recognitions

PLATINUM Top 1%
2022
ecovadis
Sustainability Rating

BEST 50 2022
CANADA'S BEST CORPORATE CITIZENS

WE SUPPORT
UN GLOBAL COMPACT

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

You can read more about our ESG practices beginning on page 30 of the accompanying Circular.

MANAGEMENT INFORMATION CIRCULAR
You are entitled to attend and vote at the 2023 Annual Meeting of Shareholders (the “Meeting”) of Celestica Inc. (the “Corporation,” “Celestica,” “we,” “us” or “our”) if you owned our multiple voting shares (“MVS”) or subordinate voting shares (“SVS”) at the close of business on March 10, 2023. The Meeting will begin at approximately 9:30 a.m., EDT, with login beginning at 9:00 a.m., EDT, via a live audio-only webcast on the internet at https://meetnow.global/MR6KD4X.
Your participation at the Meeting is important. We encourage you to exercise your right to vote. For instructions on attending the Meeting virtually and voting your shares, please see Delivery of Meeting Materials and Voting Information beginning on page 81.
After the Meeting, Robert A. Mionis, President and Chief Executive Officer (“CEO”), and Mandeep Chawla, Chief Financial Officer (“CFO”), will provide a brief overview of the Corporation’s affairs and will be available to respond to questions.
About the Information in this Circular
In this Management Information Circular (“Circular”), unless otherwise noted, all information is given as of February 21, 2023. Unless indicated otherwise: (i) all dollar amounts are expressed in United States (“U.S.”) dollars; (ii) all references to “U.S.$” or “$” are to U.S. dollars and all references to “C$” are to Canadian dollars; and (iii) any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2022. During 2022, based on the relevant noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve System, the average daily exchange rate was $1.00 = C$1.3014.
Note Regarding Foreign Private Issuer Status
As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”), from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors, executive officers and principal shareholders are exempt from the reporting and short-swing profit recovery provisions under Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (“SEC”) as frequently or as promptly as U.S. companies with securities registered under the Exchange Act, including the filing of quarterly reports on Form 10-Q or current reports on Form 8-K. However, we file our Annual Report on Form 20-F with the SEC, which contains our audited consolidated financial statements and the related notes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We also furnish quarterly reports on Form 6-K to the SEC which contain our unaudited interim condensed consolidated financial statements for each fiscal quarter of each fiscal year prepared in accordance with IFRS as issued by the IASB. These reports can be accessed electronically through EDGAR at www.sec.gov. We also file reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically on SEDAR at www.sedar.com.

Note Regarding Non-IFRS Financial Measures
This Circular contains references to non-IFRS operating margin, adjusted return on invested capital (“ROIC”), adjusted free cash flow, and adjusted earnings per share (“EPS”), each of which is a non-IFRS financial measure (including non-IFRS financial ratios). With respect to all references to these measures (wherever used in this Circular), please note the following:
•
Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. Non- IFRS operating earnings is defined as earnings from operations before employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and Other Charges, net of recoveries (as defined below).

•
Non-IFRS adjusted ROIC is determined by dividing annualized non-IFRS operating earnings by average net invested capital, which is derived from IFRS financial measures and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year.

•
Non IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments and Finance Costs (defined below) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). Non-IFRS adjusted free cash flow does not represent residual cash flow available to us for discretionary purposes.

•
Non-IFRS adjusted EPS is determined by dividing non-IFRS adjusted net earnings by the number of diluted weighted average shares outstanding. Non-IFRS adjusted net earnings is a non-IFRS financial measure and is defined as IFRS net earnings (loss) before employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries, and adjustments for taxes (representing the tax effects of our non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites)).

•
Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our total return swap agreement, our accounts receivable sales program and customer supplier financing programs, and interest expense on our lease obligations, net of interest income earned.

•
Other Charges, net of recoveries consist of restructuring charges, net of recoveries, transition costs (costs related to: (i) manufacturing line transfers from closed sites; (ii) the sale of real properties unrelated to restructuring actions; and (iii) in prior periods, the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property); net impairment charges; Acquisition Costs (as defined below); legal settlements (recoveries); and specified credit facility-related charges.

•
Acquisition Costs consist of acquisition-related consulting, transaction and integration costs, and charges or releases related to the remeasurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions.

Prior to the second quarter of 2022 (Q2 2022), adjusted free cash flow was referred to as free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to Q2 2022, non-IFRS operating earnings was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures). This modification did not impact either resultant non-IFRS financial measure. Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in the third quarter of 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included herein reflect the current presentation.

See “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the year ended December 31, 2022 (available at www.sedar.com) and in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2022 (“2022 20-F”) (available at www.sec.gov) for, among other things, a discussion of the exclusions used to determine these non-IFRS financial measures and ratios, or the non-IFRS financial measures that are components of non-IFRS ratios, how these non-IFRS financial measures and ratios are used, and a reconciliation of historical non-IFRS financial measures and ratios to the most directly comparable IFRS financial measures, which reconciliations are incorporated herein by reference. These non-IFRS financial measures and ratios do not have any standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this Circular and the Message from the Chair of the Board include forward- looking information and, therefore, constitute forward-looking statements including, without limitation, those related to our (and our CEO’s) Environmental, Social and Governance (“ESG”) commitments and goals (including those related to sustainability and diversity and inclusion), our compensation program and related shareholder feedback, our intention to launch an employee engagement survey in 2023, our operations and anticipated financial performance, shareholder value, and board and committee composition and roles. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “goal,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws concerning forward-looking information.
Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: employee, stakeholder, customer, supplier and/or non-governmental organization engagement and commitment to ESG initiatives, the cost of implementing our ESG initiatives, our ability to execute our ESG initiatives as planned and achieve our ESG targets and goals, the effectiveness and impact of intended actions; the impact of changing legislation, regulatory initiatives, and social responsibility and sustainability initiatives generally, as well as risks related to our operational and financial performance (which may impact our ability to achieve our ESG targets and goals as anticipated or anticipated financial performance), including: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict; managing changes in customer demand; our customers’ ability to compete and succeed using our products and services; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the electronic manufacturing services (“EMS”) and original design manufacturer industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and “operate-in-place” arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control (including those described under “External Factors that May Impact our Business” of the 2022 20-F); defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; the scope, duration and impact of the coronavirus disease 2019 and related mutations (“COVID-19”) pandemic and materials constraints; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of U.S. federal debt; the military conflict between Russia and Ukraine; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers’ business or outsourcing strategies; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; the discontinuation of LIBOR; our entry into a total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our stock price; the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any normal course issuer bid; potential unenforceability of judgments; negative publicity; and the impact of climate change. The foregoing list of risks is not exhaustive. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2022 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.
The forward-looking statements contained in this Circular are based on various assumptions, many of which involve factors that are beyond our control, including those related to our ability to: successfully implement our ESG initiatives as intended; further invest in renewable energy; enhance cross-functional collaboration on ESG initiatives; and engage our full value chain on ESG practices, as well as assumptions related to the effectiveness and impact of such planned actions and science-based targets, as well as those discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2022 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators. Material operational risks and uncertainties and assumptions are discussed in such public filings. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Additional Information
You can find further information concerning the Corporation on our website at www.celestica.com. The Circular and the Meeting Materials are available on our website at www.celestica.com/shareholder-documents. We encourage you to visit our website before attending the Meeting, as it provides useful information regarding the Corporation. The Corporation’s Annual Reports on Form 20-F, quarterly financial statements, and MD&A for the first three quarters of each year are also available on our website at www.celestica.com under “Investor Relations.” Information on our website is not incorporated by reference into this Circular.
Additional information about the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
PRINCIPAL HOLDERS OF VOTING SHARES
As of February 21, 2023, the only persons, corporations or other legal entities who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:
Table 1: Principal Holders of Voting Shares
Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(1) Toronto, Ontario Canada	18,600,193 MVS	100.0%	15.3%	81.9%
	397,045 SVS	*	*	*
Gerald W. Schwartz(2) Toronto, Ontario Canada	18,600,193 MVS	100.0%	15.3%	81.9%
	517,702 SVS	*	*	*
Letko, Brosseau & Associates Inc.(3) Montréal, Québec Canada	12,805,785 SVS	12.4%	10.5%	2.3%

*
Less than 1%.

(1)
The number of shares beneficially owned, controlled or directed, directly or indirectly, by Onex Corporation (“Onex”) includes 945,010 MVS held by a wholly-owned subsidiary of Onex. 814,546 of the MVS beneficially owned by Onex are subject to options granted to certain officers of Onex pursuant to certain Onex management investment plans, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica’s securities, with respect to which Onex has the right to vote or direct the vote (“MIP Options”), including 688,807 MIP Options granted to Gerald W. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS).

(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, controlled or directed, directly or indirectly, by Onex as described in footnote 1 above. Mr. Schwartz is the Chairman of the Board, and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims beneficial ownership of such shares.

(3)
The number of shares reported as held by Letko, Brosseau & Associates Inc. is based on the alternative monthly report it filed on SEDAR on February 8, 2023, reporting ownership as of January 31, 2023.

Dual Class Share Structure
Celestica’s dual class share structure has been in place since we completed our initial public offering in 1998. Since then, Onex has beneficially owned all of our outstanding MVS. The Corporation’s dual class share structure is a feature that is well known to investors. Such a structure, in combination with a committed, long-term, controlling shareholder, is recognized as providing for a significant positive impact on corporate value. Such benefits are realized by permitting management and the Board to focus on long-term success by making decisions without the need to satisfy short-term financial expectations that can be detrimental and result in the incurrence of disproportionate risks (relative to expected rewards) for stakeholders. The Board rejects the proposition that dual class share structures are inherently unfair or improper. While in the vast majority of matters that come before the Board the interests of the holders of MVS and SVS are entirely aligned, the Board recognizes that to fulfill Celestica’s commitment to good governance, a dual-class share structure requires vigilance and robust governance practices. Further, the Corporation has adopted a majority voting policy consistent with the rationale underlying the Toronto Stock Exchange’s (“TSX”) majority voting requirements even though the Corporation is exempt from such requirements. See below under Majority Voting Policy. The approval of the holders of each class of shares, voting separately as a class, is required for certain fundamental actions by the Corporation, including any amendments to the Restated Articles of Incorporation of the Corporation (the “Articles”) to add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares. Accordingly, any changes to the Corporation’s dual class share structure are not exclusively within the power of the Board or the Corporation’s public shareholders, requiring the approval of the holders of SVS and the approval of Onex as the holder of the MVS.
Onex has entered into a “coat-tail” agreement with the Corporation and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, for the purpose of ensuring that the holders of the SVS will not be deprived of rights under applicable provincial take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) for the MVS under circumstances in which any applicable securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to such a take-over bid.
The Articles also provide protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion (including with respect to the provisions described in this paragraph) as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, or (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, such MVS shall convert automatically into SVS on a one-for-one basis. For these purposes, (a) “Onex” includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all MVS beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction, (b) a corporation shall be deemed to be a subsidiary of another corporation if, but only if (i) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (ii) it is a subsidiary of a corporation that is that other’s subsidiary, (c) “affiliate” means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex, and (d) “control” means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. In addition, if at any time the number of outstanding MVS shall represent less than 5% of the aggregate number of the outstanding MVS and SVS, all of the outstanding MVS shall be automatically converted at such time into SVS on a one-for-one basis.

INFORMATION RELATING TO OUR DIRECTORS
Election of Directors
All ten director nominees are qualified and experienced, and have agreed to serve on the Board. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by-laws. All of the nominees are currently directors of the Corporation. The Articles provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at ten.
We identify director candidates through a rigorous search and selection process overseen by our Nominating and Corporate Governance Committee (“NCGC”). During 2022, Messrs. Cascella, Mionis, Popatia and Wilson served on an ad hoc Director Search Committee responsible for identifying potential director nominees with particular emphasis on appointing additional women in support of the Board’s 30% gender diversity target. An initial candidate list of all women was developed by the NCGC with the assistance of a director search firm and candidates were then interviewed. With the appointment of Françoise Colpron and Jill Kale on October 1, 2022 and December 1, 2022, respectively, we added to the Board two accomplished business leaders and highly qualified female directors, with relevant experience in technology and high-reliability environments that we anticipate will benefit us in our continued efforts to ensure that Celestica is positioned for long-term growth.
Unless authority to do so is withheld, shares represented by proxies in favour of Mr. Wilson or Mr. Mionis (or their designees) (the “Proxy Nominees”) will be voted in favour of each of the nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the Proxy Nominees may, in their discretion, nominate and vote for another nominee.
Majority Voting Policy
The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee, by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and, if so required, any such nominee shall immediately tender his or her resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is considered. The Board shall determine whether to accept the resignation, which, if accepted, shall be effective immediately upon such acceptance. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and promptly announced by press release (a copy of which will be provided to the TSX), within 90 days after the applicable shareholders’ meeting. If the Board determines not to accept a resignation, the press release will fully state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders’ meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions.
Board Composition
The proposed Board has an average age of 61 and average tenure of six years. Three of the ten nominees self-identify as women (30%). Three other nominees self-identify as members of visible minorities (30%), while no nominees self-identify as Indigenous peoples, persons with disabilities or LGBTQ+. See Corporate Governance — Board Diversity.

Nominees for Election as Director

Robert A. Cascella
Boca Raton, Florida
U.S.
Director Since: 2019
Age: 68
Status: Independent
Areas of Expertise:
•
Executive Leadership

•
Healthcare Technology

•
Strategy and M&A

Other Current Public Board
Directorships:
•
Neuronetics, Inc. (since 2021)

•
Mirion Technologies
(since 2021)

•
Koru Medical Systems, Inc.
(since 2022)

2022 Annual Meeting
Votes in Favour: 98.54%
Votes Withheld: 1.46%
Mr. Cascella retired from Royal Philips, a public Dutch multinational healthcare company, in 2021, where he most recently served as Special Advisor and Strategic Business Development Leader. From 2015 to 2020, he served as Executive Vice President of Royal Philips and Chief Executive Officer of Philips’ Diagnosis and Treatment businesses, including businesses serving Radiology, Cardiology and Oncology, as well as Enterprise Diagnostic Informatics. Mr. Cascella has also served on Philips’ Executive Committee from 2016 to 2021. Since 2021, he has served on the board of directors of Metabolon Inc., a private company using metabolomics to assist in the discovery of biomarkers. Mr. Cascella served as the President and Chief Executive Officer of Hologic, Inc., a public medical device and diagnostics company, from 2003 to 2013. He has also held senior leadership positions at CFG Capital, NeoVision Corporation and Fischer Imaging Corporation. Mr. Cascella served on Hologic, Inc.’s board of directors from 2008 to 2013. He also previously served on the board of Tegra Medical and acted as chair of the boards of Dysis Medical and Mirada Medical. He holds a Bachelor’s degree in Accounting from Fairfield University. Mr. Cascella is National Association of Corporate Directors (“NACD”) Directorship certified.
Mr. Cascella sits on the Audit Committee, Human Resources and Compensation Committee (“HRCC”) (Chair), and NCGC.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit Committee	6 of 6	Committee	100%
HRCC	6 of 6
NCGC	5 of 5
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	63,596	$716,727	—	—
2021	—	—	50,883	$573,451	—	—	63,596	$716,727	Yes
Change	—	—	12,713	$143,276	—	—

Deepak Chopra
Toronto, Ontario
Canada
Director Since: 2018
Age: 59
Status: Independent
Areas of Expertise:
•
Executive Leadership

•
Logistics and e-Commerce
Supply-Chain

•
Global Strategic Development

•
Audit Committee Financial
Expert

Other Current Public Board
Directorships:
•
The North West Company Inc.
(since 2018)

•
The Descartes Systems
Group Inc. (since 2020)

•
Sun Life Financial Inc.
(since 2021)

2022 Annual Meeting
Votes in Favour: 97.98%
Votes Withheld: 2.02%
Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, logistics and supply chain industries. Mr. Chopra worked for Pitney Bowes Inc., a New York Stock Exchange (“NYSE”) traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998 to 2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, the Toronto Region Board of Trade and the Conference Board of Canada. Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor’s degree in Commerce (Honours) and a Master’s Degree in Business Management (PGDBM).
Mr. Chopra sits on the Audit Committee, HRCC, and NCGC.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit Committee	6 of 6	Committee	100%
HRCC	6 of 6
NCGC	5 of 5
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	80,198	$903,831	—	—
2021	—	—	68,612	$773,257	—	—	80,198	$903,831	Yes
Change	—	—	11,586	$130,574	—	—

Françoise Colpron(2)
Bloomfield Hills, Michigan
U.S.
Director Since: 2022
Age: 52
Status: Independent
Areas of Expertise:
•
Executive Leadership

•
Automotive and Mobility

•
Business Development
and Strategy

•
Legal and Human Resources

Other Current Public Board
Directorships:
•
Sealed Air Corporation
(since 2019)

2022 Annual Meeting
Votes in Favour: N/A
Votes Withheld: N/A
Ms. Colpron is a corporate director. She most recently served as Group President, North America of Valeo SA, a global automotive supplier listed on the Paris Stock Exchange, from 2008 to 2022 where she was responsible for the activities of the Group in the United States, Mexico and Canada. She joined Valeo in 1998 in the legal department and has had several roles, first as Legal Director for the Climate Control branch in Paris, and then General Counsel for North and South America from 2005 to 2015. Before joining Valeo, Ms. Colpron began her career as a lawyer at Ogilvy Renault in Montréal (now part of the Norton Rose Group). Ms. Colpron currently serves on the Board of Directors of Sealed Air Corporation, a NYSE-listed global packaging solutions company, and Chairs its Organization and Compensation Committee. Ms. Colpron earned a Civil Law degree from the Université de Montréal, and is a member of both the Quebec and Michigan bar associations. She has also received ESG Leadership certification from Diligent Institute and Competent Boards.
Ms. Colpron sits on the Audit Committee, HRCC, and NCGC.
BOARD AND COMMITTEE ATTENDANCE(2)
	ATTENDANCE	TOTAL ATTENDANCE
Board	3 of 3	Board	100%
Audit Committee	2 of 2	Committee	100%
HRCC	3 of 3
NCGC	2 of 2
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	2,717	$30,621	—	—
2021	—	—	—	—	—	—	2,717	$30,621	N/A
Change	—	—	2,717	$30,621	—	—

Daniel P. DiMaggio
Duluth, Georgia
U.S.
Director Since: 2010
Age: 72
Status: Independent
Areas of Expertise:
•
Executive Leadership

•
Global Operations and
Supply Chain

•
Financial Literacy

Other Current Public Board
Directorships: None
2022 Annual Meeting
Votes in Favour: 98.21%
Votes Withheld: 1.79%
Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services (“UPS”) (a public company), most recently as CEO of the UPS Worldwide Logistics Group. Prior to leading UPS’ Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc. and CEVA Logistics (a public company). He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).
Mr. DiMaggio sits on the Audit Committee, HRCC, and NCGC.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit Committee	6 of 6	Committee	100%
HRCC	6 of 6
NCGC	5 of 5
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	280,040	$3,156,051	—	—
2021	—	—	262,270	$2,955,783	—	—	280,040	$3,156,051	Yes
Change	—	—	17,770	$200,268	—	—

Jill Kale(3)
Newburg, Maryland
U.S.
Director Since: 2022
Age: 63
Status: Independent
Areas of Expertise:
•
Aerospace and Defense
(“A&D”)

•
Business Development and
Strategy

•
Technology and Engineering

Other Current Public Board
Directorships: None
2022 Annual Meeting
Votes in Favour: N/A
Votes Withheld: N/A
Ms. Kale is a corporate director. She most recently served as Sector President of Cobham Advanced Electronic Solutions (CAES), a global A&D company, from 2012 to 2019. She currently sits on the Board of Directors of iDirect Government, LLC, a wholly owned subsidiary of ST Engineering iDirect, Inc., which provides secure satellite-based voice, video and data applications, and the Board of Directors of Hensoldt, Inc., the U.S. affiliate of Hensoldt AG, a German defense company. Ms. Kale has a Bachelor of Science degree in Industrial Engineering from Rutgers University and a Master of Business Administration degree from George Washington University.
Ms. Kale sits on the Audit Committee, HRCC, and NCGC.
BOARD AND COMMITTEE ATTENDANCE(3)
	ATTENDANCE	TOTAL ATTENDANCE
Board	2 of 2	Board	100%
Audit Committee	1 of 1	Committee	100%
HRCC	2 of 2
NCGC	1 of 1
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	1,756	$19,790	—	—
2021	—	—	—	—	—	—	1,756	$19,790	N/A
Change	—	—	1,756	$19,790	—	—

Laurette T. Koellner
Merritt Island, Florida
U.S.
Director Since: 2009
Age: 68
Status: Independent
Areas of Expertise:
•
Public Company Board
Expertise

•
Audit and Finance

•
Human Resources

•
Audit Committee Financial
Expert

Other Current Public Board
Directorships:
•
Papa John’s International, Inc.
(since 2014)

•
The Goodyear Tire & Rubber
Company (since 2015)

•
Nucor Corporation (since 2015)

2022 Annual Meeting
Votes in Favour: 97.24%
Votes Withheld: 2.76%
Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. (“AIG”) from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was President of Connexion by Boeing and a member of the Office of the Chairman, and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services and Corporate Controller. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.) and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Master of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.
Ms. Koellner sits on the Audit Committee (Chair), HRCC, and NCGC.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit Committee	6 of 6	Committee	100%
HRCC	6 of 6
NCGC	5 of 5
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	279,931	$3,154,822	—	—
2021	—	—	267,099	$3,010,206	—	—	279,931	$3,154,822	Yes
Change	—	—	12,832	$144,616	—	—

Robert A. Mionis
Hampton, New Hampshire
U.S.
Director Since: 2015
Age: 59
Status: Not Independent
Areas of Expertise:
•
Strategy

•
Business Transformation and
Development

•
Operations

•
Technology and Engineering

Other Current Public Board
Directorships: None
2022 Annual Meeting
Votes in Favour: 98.74%
Votes Withheld: 1.26%
Mr. Mionis is currently the President and CEO of the Corporation, and is a member of the Board of Directors. For a description of his role as President and CEO, see Compensation Discussion and Analysis below.
From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management (“Pamplona”), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, including as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric and Axcelis Technologies (each a public company) and AlliedSignal. From 2018 to 2021, Mr. Mionis served on the board of Shawcor Ltd., a Canadian oilfield services company listed on the TSX. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.
Mr. Mionis does not sit on any committees of the Board of Directors of the Corporation.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
DIRECTOR SHARE OWNERSHIP(4)
As of Dec. 31	SVS		RSUs		PSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	695,167	$7,834,532	468,362	$5,278,440	971,878	$10,953,065
2021	845,167	$9,525,032	571,528	$6,441,121	397,612	$4,481,087	2,135,407	$24,066,037	Yes
Change	150,000	$1,690,500	103,166	$1,162,681	574,266	$6,471,978

Luis A. Müller
San Diego, California
U.S.
Director Since: 2021
Age: 53
Status: Independent
Areas of Expertise:
•
Executive Leadership

•
Capital Equipment

•
Business Development and
Strategy

•
Audit Committee Financial
Expert

Other Current Public Board
Directorships:
•
Cohu, Inc. (since 2014)

2022 Annual Meeting
Votes in Favour: 98.78%
Votes Withheld: 1.22%
Dr. Müller has 25 years of business and technical leadership in the semiconductor industry. In 2014, he assumed his current role as Chief Executive Officer and board member of Cohu, Inc. a Nasdaq-listed global leader in back-end semiconductor equipment and services. Prior to joining Cohu, Dr. Müller cofounded Kinetrix, Inc. and later joined Teradyne, a Nasdaq-listed advanced test solutions company, when it acquired Kinetrix.
Dr. Müller has a PhD in mechanical engineering from the Massachusetts Institute of Technology and a BS and MS in mechanical engineering from Universidade Federal Santa Catarina. He also holds a NACD Cyber-Risk Oversight certificate.
Dr. Müller sits on the Audit Committee, HRCC, and NCGC.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit Committee	6 of 6	Committee	100%
HRCC	6 of 6
NCGC	5 of 5
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	23,399	$263,707	—	—
2021	—	—	5,629	$63,439	—	—	23,399	$263,707	N/A
Change	—	—	17,770	$200,268	—	—

Tawfiq Popatia
Toronto, Ontario
Canada
Director Since: 2017
Age: 48
Status: Not Independent
Areas of Expertise:
•
Finance and Capital Markets

•
Aerospace and Transportation

•
Business Development

Other Current Public Board
Directorships: None
2022 Annual Meeting
Votes in Favour: 98.49%
Votes Withheld: 1.51%
Mr. Popatia has been a Senior Managing Director of Onex since 2020 and leads its efforts in automation, A&D, and other transportation-focused industries. He joined Onex in 2007 and has led several of Onex Partners’ investments in these sectors. He previously served as a Managing Director of Onex from 2014 to 2020. Prior to joining Onex, Mr. Popatia worked at the private equity firm of Hellman & Friedman LLC and in the Investment Banking Division of Morgan Stanley & Co. Mr. Popatia currently serves on the boards of WestJet, a Canadian airline, Advanced Integration Technology, an aerospace automation company, and BBAM, a provider of commercial jet aircraft leasing, financing and management. He previously served on the board of Spirit AeroSystems (a public company) and is a former Employer Trustee of the International Association of Machinists National Pension Fund. Mr. Popatia holds a Bachelor of Science degree in Microbiology and a Bachelor of Commerce degree in Finance from the University of British Columbia.
Mr. Popatia does not sit on any committees of the Board of Directors of the Corporation.
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	7 of 8	Board	88%
DIRECTOR SHARE OWNERSHIP(5)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	—	—	—	—	—	—
2021	—	—	—	—	—	—	—	—	N/A
Change	—	—	—	—	—	—

Michael M. Wilson
Bragg Creek, Alberta
Canada
Director Since: 2011
Age: 71
Status: Independent
Areas of Expertise:
•
Public Company Board
Expertise

•
Business Development

•
Corporate Governance

Other Current Public Board
Directorships:
•
Air Canada (since 2014)

•
Suncor Energy Inc. (Chair)
(since 2014)

2022 Annual Meeting
Votes in Favour: 94.23%
Votes Withheld: 5.77%
Mr. Wilson is Chair of the Board. He has served on the Board since 2011 and been a corporate director since 2013.
Until his retirement in December 2013, he was the President and CEO, and a director, of Agrium Inc. (a public agricultural crop inputs company that has subsequently merged with Potash Corporation of Saskatchewan Inc. to form Nutrien Ltd.). He has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company) and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson previously served on the board of directors of Finning International Inc. (a public company) and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.
Mr. Wilson sits on the Audit Committee, HRCC, and NCGC (Chair).
BOARD AND COMMITTEE ATTENDANCE
	ATTENDANCE	TOTAL ATTENDANCE
Board	8 of 8	Board	100%
Audit Committee	6 of 6	Committee	100%
HRCC	6 of 6
NCGC	5 of 5
DIRECTOR SHARE OWNERSHIP(1)
As of Dec. 31	SVS		DSUs		RSUs		Total #	Total Value	Target Met
	#	$	#	$	#	$
2022	33,533	$377,917	283,131	$3,190,886	63,194	$712,196
2021	20,000	$225,400	283,131	$3,190,886	40,602	$457,585	379,858	$4,280,999	Yes
Change	13,533	$152,517	—	—	22,592	$254,611

(1)
The securities in the table represent all SVS beneficially owned, and all deferred share units (“DSUs”) and unvested restricted share units (“RSUs”) held as of December 31, 2021 and December 31, 2022 (as applicable). The $ value and “Total Value” of all such securities is based on the closing price of SVS on the NYSE on December 30, 2022 ($11.27), the last trading day of the year. See Directors’ Ownership of Securities — Director Share Ownership Guidelines for a description of the shareholding requirements for applicable directors. New directors have five years from the time of their appointment to the Board to comply with the Director Share Ownership Guidelines (as defined below).

(2)
Ms. Colpron was appointed to the Board, and each committee of which she is a member, effective October 1, 2022 and is being proposed for election for the first time at the Meeting.

(3)
Ms. Kale was appointed to the Board, and each committee of which she is a member, effective December 1, 2022 and is being proposed for election for the first time at the Meeting.

(4)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines instead of the Director Share Ownership Guidelines. See Executive Share Ownership. The securities in the table for 2021 represent all SVS beneficially owned and all unvested RSUs held as of December 31, 2021, as well as performance share units (“PSUs”) that settled at 74% of target on February 6, 2022. The securities in the table for 2022 represent all SVS beneficially owned and all unvested RSUs held as of December 31, 2022, as well as PSUs that settled at 200% of target on February 4, 2023. All other unvested PSUs held by Mr. Mionis are not included. The $ value and “Total Value” for such securities is based on the closing price of SVS on the NYSE on December 30, 2022 ($11.27), the last trading day of the year.

(5)
Mr. Popatia, as an officer of Onex, is not subject to the Director Share Ownership Guidelines. In addition, Mr. Popatia does not receive any compensation in his capacity as a director of the Corporation; however, Onex receives compensation in the amount of $235,000 per year, payable in DSUs in equal quarterly instalments in arrears, for providing his services (23,173 DSUs in 2022 and 26,396 DSUs in 2021). See footnote 11 to Table 3.

Director Compensation
Director compensation is set by the Board on the recommendation of the HRCC and in accordance with director compensation guidelines and principles established by the NCGC. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs (or, at a director’s election, RSUs, if the Director Share Ownership Guidelines described below have been met). The director fee structure for 2022 is set forth in Table 2 below.
Table 2: Directors’ Fees(1)
Element	Director Fee Structure for 2022(2)
Annual Board Retainer(3)	$360,000 — Board Chair $235,000 — Directors
Travel Fees(4)	$2,500
Annual Retainer for the Audit Committee Chair	$20,000
Annual Retainer for the HRCC Chair	$15,000
Annual Retainer for the NCGC Chair(5)	—

(1)
Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 20 of this Circular. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 11 to Table 3 of this Circular.

(2)
Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No incremental fees were paid to directors for their participation on the Director Search Committee in 2022. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2022).

(3)
Paid on a quarterly basis.

(4)
Payable only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

(5)
The Chair of the Board also served as the Chair of the NCGC in 2022, for which no additional fee was paid.

DSU/RSU Election
Each director must elect to receive 0%, 25% or 50% of their annual board fees, committee chair retainer fees and travel fees (collectively, “Annual Fees”) in cash, with the balance in DSUs, until such director has satisfied the requirements of the Director Share Ownership Guidelines described (and defined) under Director Share Ownership Guidelines below. Once a director has satisfied such requirements, the director may then elect to receive 0%, 25% or 50% of their Annual Fees in cash, with the balance either in DSUs or RSUs. If a director does not make an election, 100% of such director’s Annual Fees will be paid in DSUs.
Annual Fee Election
Prior to Satisfaction of Director Share Ownership Guidelines		After Satisfaction of Director Share Ownership Guidelines
Option 1	Option 2	Option 1	Option 2	Option 3
100% DSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 100% DSUs or (ii) 100% RSUs	(i) 25% Cash + 75% DSUs or (ii) 50% Cash + 50% DSUs	(i) 25% Cash + 75% RSUs or (ii) 50% Cash + 50% RSUs
Subject to the terms of the Directors’ Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation’s discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm’s-length with the Corporation (collectively, “Retires”). RSUs granted to directors are governed by the terms of the Corporation’s Long-Term Incentive Plan (“LTIP”). Each quarterly grant of RSUs will vest in instalments of one-third per year on the first, second and third anniversary dates of the grant. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. Unvested RSUs will vest immediately on the date that the director Retires. DSUs that vest on retirement will be settled on the date that is 45 days following the date on which the director Retires, or the following business day if the 45th day is not a business day (the “Valuation Date”), or as soon as practicable thereafter. The amount used to cash-settle DSUs (if applicable) will be based on the closing price of the SVS on the Valuation Date. DSUs will in all cases be redeemed and payable on or prior to the 90th day following the date on which the director Retires.
Grants of DSUs and RSUs to directors are credited quarterly in arrears. The number of DSUs and RSUs, as applicable, granted is calculated by multiplying the amount of such director’s Annual Fees for the quarter by the percentage of the Annual Fees that the director elected to receive in the form of DSUs or RSUs, as applicable, and dividing the product by the closing price of the SVS on the NYSE on the last business day of the quarter for DSUs and the closing price of the SVS on the NYSE on the trading day preceding the date of grant for RSUs.
Directors’ Fees Earned in 2022
All compensation paid in 2022 by the Corporation to its directors is set out in Table 3, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 20 of this Circular. The Board earned an aggregate of $1,916,046 in Total Annual Fees in respect of 2022, including total grants of $1,021,671 in DSUs and $367,500 in RSUs (excluding fees paid to Mr. Mionis, whose compensation is set out in Table 20 of this Circular, and fees payable to Onex for the service of Mr. Popatia as a director, which are described in footnote 11 to Table 3 of this Circular).

Table 3: Director Fees Earned in Respect of 2022
	Annual Fees Earned				Allocation of Annual Fees(1)(2)
Name	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees(3)	Total Fees	DSUs(4)	RSUs(4)	Cash(5)
Robert A. Cascella	$235,000	$15,000(6)	$7,500	$257,500	$128,750	—	$128,750
Deepak Chopra	$235,000	—	—	$235,000	$117,500	—	$117,500
Françoise Colpron(7)	$58,750	—	$2,500	$61,250	$30,625		$30,625
Daniel P. DiMaggio	$235,000	—	$5,000	$240,000	$180,000	—	$60,000
Jill Kale(8)	$19,796	—	—	$19,796	$19,796	—	—
Laurette T. Koellner	$235,000	$20,000(9)	$5,000	$260,000	$130,000	—	$130,000
Luis A. Müller	$235,000	—	$5,000	$240,000	$180,000	—	$60,000
Carol S. Perry(10)	$235,000	—	—	$235,000	$235,000	—	—
Tawfiq Popatia(11)	—	—	—	—	—	—	—
Michael M. Wilson	$360,000	—	$7,500	$367,500	—	$367,500	—

(1)
Directors who had not satisfied the requirements of the Director Share Ownership Guidelines described below were required to elect to receive 0%, 25% or 50% of their 2022 Annual Fees (set forth in the “Total Fees” column above) in cash, with the balance in DSUs. Directors who had satisfied such requirements were required to elect to receive 0%, 25% or 50% of their 2022 Annual Fees in cash, with the balance either in DSUs or RSUs. The Annual Fees received by directors in DSUs for 2022 were credited quarterly, with the number of DSUs granted determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $11.91 on March 31, 2022, $9.72 on June 30, 2022, $8.41 on September 30, 2022 and $11.27 on December 30, 2022, the last trading day of the year. The Annual Fees received by directors in RSUs for 2022 were credited quarterly, with the number of RSUs granted determined using the closing price of the SVS on the NYSE on the trading day preceding the day of the grant, which was $11.92 on March 30, 2022, $9.79 on June 29, 2022, $8.47 on September 29, 2022 and $11.27 on December 30, 2022.

(2)
For 2022, the directors elected to receive their Annual Fees as follows:

Director	Cash	DSUs	RSUs
Robert A. Cascella	50%	50%	—
Deepak Chopra	50%	50%	—
Françoise Colpron	50%	50%	—
Daniel P. DiMaggio	25%	75%	—
Jill Kale	—	100%	—
Laurette T. Koellner	50%	50%	—
Luis A. Müller	25%	75%	—
Carol S. Perry	—	100%	—
Michael M. Wilson	—	—	100%

(3)
Amounts in this column represent travel fees paid to directors who traveled outside of their home state or province to attend Board and Committee meetings in person.

(4)
Amounts in this column represent the grant date fair value of the units issued in respect of 2022 Annual Fees which is the same as their accounting value.

(5)
Amounts in this column represent the portion of 2022 Annual Fees paid in cash.

(6)
Represents the annual retainer for the Chair of the HRCC.

(7)
Ms. Colpron was appointed to the Board, and each committee of which she is a member, effective October 1, 2022.

(8)
Ms. Kale was appointed to the Board, and each committee of which she is a member, effective December 1, 2022. For December 1, 2022 to December 31, 2022, Ms. Kale received a prorated quarterly annual Board retainer.

(9)
Represents the annual retainer for the Chair of the Audit Committee.

(10)
Ms. Perry is not standing for re-election to the Board at the Meeting.

(11)
Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2022; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2022 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended January 1, 2017, the “Services Agreement”). The Services Agreement automatically renews for successive one-year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with current annual Board retainer fees) payable in DSUs in equal quarterly instalments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.
Directors’ Ownership of Securities
Outstanding Share-Based Awards
Information concerning all outstanding share-based awards as of December 31, 2022 made by the Corporation to each director (other than Mr. Mionis, whose information is set out in Table 21 of this Circular), including awards granted prior to 2022, is set out in Table 4. Such awards consist of DSUs and RSUs. DSUs granted to the individuals set forth below may only be settled in SVS purchased in the open market or an equivalent value in cash (at the discretion of the Corporation). RSUs granted to directors are governed by the terms of the LTIP. Each vested RSU entitles the holder thereof to one SVS; however, if permitted by the Corporation under the terms of the grant, a director may elect to receive a payment of cash in lieu of SVS. No options to acquire SVS may currently be granted to directors under the LTIP, and no options previously granted to directors (or former directors) under the LTIP remain outstanding.
Table 4: Outstanding Share-Based Awards
	Number of Outstanding Securities		Market Value of Outstanding Securities(1) ($)
Name	DSUs (#)	RSUs (#)	DSUs ($)	RSUs ($)
Robert A. Cascella	63,596	—	$716,727	—
Deepak Chopra	80,198	—	$903,831	—
Françoise Colpron(2)	2,717	—	$30,621	—
Daniel P. DiMaggio	280,040	—	$3,156,051	—
Jill Kale(2)	1,756	—	$19,790	—
Laurette T. Koellner	279,931	—	$3,154,822	—
Luis A. Müller	23,399	—	$263,707	—
Carol S. Perry	245,300	—	$2,764,531	—
Tawfiq Popatia(3)	—	—	—	—
Michael M. Wilson	283,131	63,194	$3,190,886	$712,196

(1)
The market value of DSUs and unvested RSUs was determined using a share price of $11.27, which was the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year.

(2)
Mses. Colpron and Kale were appointed to the Board of Directors effective October 1, 2022 and December 1, 2022, respectively.

(3)
No share-based awards have been made to Mr. Popatia; however, 340,737 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 23,173 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2022. For further information see footnote 11 to Table 3.

Director Share Ownership Guidelines
All directors must meet our Director Share Ownership Guidelines within five years of joining the Board (unless they are employees or officers of the Corporation or Onex). The Director Share Ownership Guidelines require that a director hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS, DSUs and/or unvested RSUs with an aggregate value equal to 187.5% of the annual retainer of the Chair of the Board.

Each director’s holdings of securities are reviewed annually as of December 31. The following table sets out whether each director nominee was in compliance with the Director Share Ownership Guidelines as of December 31, 2022.
Table 5: Shareholding Requirements
	Shareholding Requirements
Director(1)	Target Value as of December 31, 2022	Value as of December 31, 2022(2)	Met Target as of December 31, 2022
Robert A. Cascella	$352,500	$716,727	Yes
Deepak Chopra	$352,500	$903,831	Yes
Françoise Colpron(3)	$352,500	$30,621	N/A
Daniel P. DiMaggio	$352,500	$3,156,051	Yes
Jill Kale(3)	$352,500	$19,790	N/A
Laurette T. Koellner	$352,500	$3,154,822	Yes
Luis A. Müller(3)	$352,500	$263,707	N/A
Michael M. Wilson	$675,000	$3,903,082	Yes

(1)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines — see Executive Share Ownership. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines. Directors have five years from their appointment to comply with the Director Share Ownership Guidelines. Although applicable directors will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation’s securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines.

(2)
The value of the aggregate number of SVS, DSUs and/or unvested RSUs held by each director is determined using a share price of $11.27, which was the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year.

(3)
Ms. Colpron, Ms. Kale and Dr. Müller were appointed to the Board of Directors effective October 1, 2022, December 1, 2022, and August 31, 2021, respectively and will be required to comply with the Director Share Ownership Guidelines within five years of their respective appointments.

CORPORATE GOVERNANCE
The Corporation is committed to high standards of corporate governance in all aspects of its decision making processes.
The Corporation is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation’s governance practices differ significantly in only one respect from those required by the NYSE of U.S. domestic issuers. The Corporation complies with applicable TSX rules, which require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. NYSE rules require shareholder approval of all equity compensation arrangements (and material revisions thereto), subject to limited exceptions, regardless of whether new issuances or treasury shares are used.
Each of the following documents, which are referred to throughout this Corporate Governance section, are posted on the Corporation’s website at www.celestica.com under “Investor Relations” | “Corporate Governance”:
1.
Corporate Governance Guidelines;

2.
Board of Directors Mandate (“Board Mandate”);

3.
Written position descriptions for each of the Chair of the Board, the Chair of each standing committee of the Board and the CEO;

4.
Celestica’s Corporate Values;

5.
The Business Conduct Governance Policy (the “BCG Policy”);

6.
The Finance Code of Professional Conduct;

7.
Audit Committee Mandate;

8.
NCGC Mandate; and

9.
HRCC Mandate.

You can request copies of any of the documents mentioned above by contacting Celestica’s Corporate Secretary at clsir@celestica.com.
Board of Directors
Role of the Board
Under the Board Mandate, the Board has explicitly assumed stewardship responsibility for the Corporation. The duties and responsibilities of the Board include:
•
satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

•
adopting a strategic planning process and approving, on at least an annual basis, a strategic plan;

•
identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the Corporation and to the long-term viability of the Corporation. Management is required to report on a quarterly basis to the Board (and the Board will review the reports) on the principal risks inherent in the business of the Corporation (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, and disaster recovery plans) and the steps implemented by management to manage these risks;

•
succession planning;

•
reviewing financial reporting and regulatory compliance;

•
reviewing internal control and management information systems;

•
reviewing and approving material transactions;

•
establishing measures for receiving feedback from securityholders;

•
overseeing the general strategy, policies and initiatives relating to ESG matters, including, among other things, sustainability;

•
reviewing board operations and evaluating board, committee and individual Director effectiveness;

•
developing the Corporation’s approach to corporate governance;

•
reviewing and approving the annual director assessment process;

•
nominating and appointing directors;

•
reviewing and approving financial and business goals and objectives used as a basis for measuring the performance of the CEO and relevant to CEO compensation;

•
reviewing and approving Celestica’s quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements;

•
approving director compensation;

•
monitoring compliance with the BCG Policy.

The Board Mandate is attached to this Circular as Schedule A.
Independence
Director Independence
The Board has determined that all current directors (and nominees), except for Messrs. Mionis and Popatia, are independent as determined in accordance with applicable Canadian securities laws and NYSE listing standards. To determine whether directors are independent, the Board uses information about their personal and business relationships with Celestica and its affiliates. The Board collects this information from sources such as directors’ responses to a detailed annual questionnaire, director biographical information and internal records of direct or indirect material relationships (such as any relationship with the Corporation, any of the Corporation’s subsidiaries or with Onex (which holds 82% of the voting rights of the Corporation’s securities)) which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment.
The following chart details the Board’s determination with respect to the independence status of each director:
Table 6: Directors’ Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent
Robert A. Cascella	✔
Deepak Chopra	✔
Françoise Colpron	✔
Daniel P. DiMaggio	✔
Jill Kale	✔
Laurette T. Koellner	✔
Robert A. Mionis		✔	President and CEO of Celestica
Luis A. Müller	✔
Carol S. Perry	✔
Tawfiq Popatia		✔	Senior Managing Director of Onex
Michael M. Wilson	✔
Independent Chair
Mr. Wilson is the Chair of the Board and is an independent director under applicable Canadian securities laws and NYSE listing standards. In this capacity, Mr. Wilson is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board’s work and ensure the Board’s full discharge of its duties. Celestica shareholders and other interested parties may communicate directly to the Chair any concerns that they may have regarding the Corporation. See the contact information under Delivery of Meeting Materials and Voting Information — How Can I Contact the Independent Directors, Non-Management Directors and Chair? in this Circular.
Public Company Board Membership
None of the current directors or nominees of the Corporation serve together as directors of other corporations. See Election of Directors — Nominees for Election as Director for the other public company boards on which the director nominees currently serve.
Under the Corporate Governance Guidelines, directors must advise the Chair of the Board and the Chair of the NCGC before accepting membership on other public company boards and must also notify the Chair of the Board and Celestica’s Chief Legal Officer of any change of primary employment.

Position Descriptions
The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of each standing committee of the Board and the CEO. The CEO has full responsibility for the day-to-day operations of the Corporation’s business in accordance with the Corporation’s strategic plan, current year operating plan and capital expenditure budget, each as approved by the Board. The CEO must develop and implement processes that are intended to ensure the achievement of the Corporation’s financial and operating goals and objectives.
Director Attendance
Directors are expected to be prepared for and attend all Board and respective committee meetings. The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2022 to February 21, 2023. All then-members of the Board attended the Corporation’s 2022 Annual Meeting of Shareholders except for Mr. Popatia (“2022 AGM”).
Table 7: Directors’ Attendance at Board and Committee Meetings
Director	Board	Audit Committee	HRCC	NCGC	Meetings Attended %
					Board	Committee
Robert A. Cascella	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Deepak Chopra	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Françoise Colpron(1)	3 of 3	2 of 2	3 of 3	2 of 2	100%	100%
Daniel P. DiMaggio	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Jill Kale(1)	2 of 2	1 of 1	2 of 2	1 of 1	100%	100%
Laurette T. Koellner	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Robert A. Mionis	8 of 8	—	—	—	100%	—
Luis A. Müller	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Carol S. Perry	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%
Tawfiq Popatia	7 of 8	—	—	—	88%	—
Michael M. Wilson	8 of 8	6 of 6	6 of 6	5 of 5	100%	100%

(1)
Mses. Colpron and Kale were appointed to the Board of Directors, and each of the Audit, HRCC and NCGC committees, effective October 1, 2022 and December 1, 2022, respectively.

In Camera Sessions
The independent directors meet separately as part of every Board and Audit, HRCC and NCGC Committee meeting. The Chair presides at every in camera session of the Board, or in the absence of the Chair, another independent director selected by those in attendance.
Ad Hoc Committees
From time to time, the Board establishes ad hoc committees. During 2022, Messrs. Cascella, Mionis, Popatia and Wilson served on the Director Search Committee.
Committees of the Board
Audit Committee
The Board has a fully independent Audit Committee (under applicable Canadian and SEC rules and NYSE listing standards) and is currently comprised of Laurette T. Koellner (Chair), Robert A. Cascella, Deepak

Chopra, Françoise Colpron, Jill Kale, Daniel P. DiMaggio, Luis A. Müller, Carol S. Perry and Michael M. Wilson. Ms. Perry is not standing for re-election to the Board at the Meeting. The Audit Committee members and its Chair are appointed annually by the Board. The Board has determined that Ms. Koellner, Mr. Chopra and Dr. Müller are each audit committee financial experts as defined in Item 16A(b) of Form 20-F and each have the financial expertise required for audit committee members under Section 303A.07 of the NYSE Listed Company Manual. Shareholders may obtain further information regarding the Corporation’s Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation’s 2022 20-F.
No member of the Audit Committee serves on more than three audit committees of public companies, including that of the Corporation.
The Audit Committee is directly responsible for the compensation, retention and oversight of the work of a registered public accounting firm for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In addition, the Audit Committee has sole authority for recommending the person to be proposed to Celestica’s shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office. The Audit Committee also has the authority to retain, in addition to the external auditor, such other outside legal, accounting or other advisors as it may consider appropriate and is not required to obtain the approval of the Board in order to retain, compensate or terminate such advisors. On an annual basis, the Audit Committee reviews, with senior management and the Corporation’s internal audit personnel, the qualifications, independence and performance of the external auditor, as well as audit partner rotation requirements.
In accordance with its mandate, the Audit Committee discusses Celestica’s major financial risk exposures and the steps management has taken to monitor and control such exposures and discusses steps to govern the process by which risk assessment and management is undertaken (including risks related to information security, cybersecurity and data protection) and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between identified risks and potential return to the Corporation’s shareholders and to the long-term viability of the Corporation.
The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting at which (i) the Audit Committee recommends that the Board approve the annual audited financial statements or (ii) the Audit Committee reviews the quarterly financial statements, the Audit Committee members meet separately with each of: management; the external auditor; and the internal auditors.
In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation’s Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation’s 2022 20-F.
Human Resources and Compensation Committee
The Board has a fully independent HRCC under applicable Canadian and SEC rules and NYSE listing standards and is currently comprised of Robert A. Cascella (Chair), Deepak Chopra, Françoise Colpron, Daniel P. DiMaggio, Jill Kale, Laurette T. Koellner, Luis A. Müller, Carol S. Perry and Michael M. Wilson. Ms. Perry is not standing for re-election to the Board at the Meeting. As part of each meeting, the HRCC members meet without any member of management present and also meet with the Corporation’s compensation consultant without any member of management present. The HRCC has the sole authority to retain, compensate and terminate any consultants and advisors it considers necessary within its mandate.
The duties and responsibilities of the HRCC include:
•
reviewing and approving an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and ownership interests;

•
reviewing the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluating the CEO’s performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation;

•
reviewing and approving the appointment and terms of employment (or any material changes to terms of employment) and, upon recommendation of the CEO, any changes to the base salary for all senior executive positions that report to the CEO and certain other senior executive positions, as well as any separation agreement or compensation arrangement for any such executive whose employment has been terminated;
•
reviewing, modifying and approving the elements of the Corporation’s incentive-based plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payment;

•
making recommendations to the Board regarding the compensation of the Corporation’s directors in accordance with the principles and guidelines established by the NCGC;

•
maintaining and reviewing succession planning for the CEO, all positions that report to the CEO and certain other executive positions;

•
reviewing and approving, in conjunction with management, public disclosure relating to executive compensation in accordance with applicable rules and regulations and preparing any report required by any applicable securities regulatory authority or stock exchange requirement to be included in applicable public disclosure documents;

•
reviewing the Corporation’s talent management strategy and practices;

•
reviewing and approving insider trading and share ownership policies;

•
regularly reviewing the risks associated with the Corporation’s compensation policies and practices; and

•
performing any other activities consistent with its mandate.

All members of the HRCC have direct experience that is relevant to their responsibilities relative to human resources and compensation, and have skills and experience that contribute to the ability of the HRCC to make decisions on the suitability of the Corporation’s human resources and compensation policies and practices. Each member of the HRCC possesses significant knowledge in human resources and executive compensation matters gained from his or her experience as an executive in one or more public corporations or large private companies, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for oversight of human resources policies; the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for human resources and executive compensation decisions; and past/present service on the human resources and/or compensation committees of several other major public corporations. Mr. Cascella currently serves as Chair of the Compensation Committee of Mirion Technologies; Mr. Chopra currently serves as a member of the Human Resources, Compensation and Pension Committee of The North West Company Inc.; Ms. Colpron currently serves as Chair of the Organization and Compensation Committee of Sealed Air Corporation; Ms. Koellner currently serves on the Compensation Committee of The Goodyear Tire & Rubber Company and the Compensation and Executive Development Committee of Nucor Corporation, and she previously served on the Compensation Committee of AIG; Ms. Perry previously served on the Management Resources and Compensation Committee of Softchoice Corporation (while it was a public company listed on the TSX); and Mr. Wilson currently serves as Chair of the Human Resources and Compensation Committee of Air Canada. Accordingly, the Corporation believes that its HRCC is appropriately qualified to make decisions on the suitability of the Corporation’s human resources and compensation policies and practices.
The HRCC has retained an independent compensation consultant to assist in the discharge of its mandate. For a description of the compensation consultant’s role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice below.
In the fourth quarter of 2022 and early 2023, as part of our annual shareholder engagement program, we met with shareholders representing approximately 20% of the outstanding SVS. The Chair of the HRCC and the Chief Human Resources Officer (“CHRO”) attended these meetings with the objective of providing shareholders with an overview of our executive compensation philosophy and pay-for-performance strategy, and to seek shareholder feedback on our executive compensation program. Following the meetings, the shareholder feedback was shared with the HRCC; the HRCC reflected on the input and believes that our executive compensation philosophy, including the focus on appropriately motivating and rewarding the executive leadership team, is generally aligned with shareholder views. You can read more about our shareholder engagement initiative below under ESG Matters — Shareholder Engagement and Outreach.
Nominating and Corporate Governance Committee
The NCGC is a fully independent committee of the Board (under applicable Canadian securities laws and NYSE listing standards) and is currently comprised of Michael M. Wilson (Chair), Robert A. Cascella, Deepak Chopra, Françoise Colpron, Daniel P. DiMaggio, Jill Kale, Laurette T. Koellner, Luis A. Müller and Carol S. Perry. Ms. Perry is not standing for re-election to the Board at the Meeting.
The NCGC is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting. The duties and responsibilities of the NCGC include:
•
reviewing the Corporate Governance Guidelines;

•
creating a formal, rigorous and transparent procedure for the appointment of new directors to the Board;

•
identifying and recommending new director nominees;

•
annually assessing the effectiveness of the Board Diversity Policy (described below) and its effectiveness in promoting a diverse Board, and monitoring compliance with disclosure and any other requirements under applicable corporate and securities laws and regulations, as well as any applicable stock exchange requirements, regarding diversity;

•
developing a director orientation program;

•
developing a director continuing education program;

•
developing position descriptions for the Chair, the CEO and the chair of each Board committee;

•
developing and overseeing annual director evaluations, including assessing the performance of the Board, the committees, individual directors and through peer review;

•
reviewing director compensation guidelines;

•
overseeing the Corporation’s general strategy, policies and initiatives relating to ESG matters, including, among other things, sustainability, and reviewing the risks related to ESG matters; and

•
annual director independence reviews.

Orientation and Continuing Education
Orientation of New Directors
The Corporation’s orientation program helps new directors contribute effectively to the work of the Board as soon as possible after their appointment or election. New directors are appropriately apprised of Celestica’s business, operations and strategy, corporate policies, Board and committee governance, and priorities and issues currently under consideration by the Board and each of its committees. For ease of reference, orientation materials are made available on an online portal. Additionally, new directors meet with the Chair, CEO and other key executives as part of the orientation program. Through this orientation program, new directors have the opportunity to become familiar with the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation’s business.

Director Education
The Board recognizes that ongoing director education is an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments.
The Corporation facilitates corporate governance best practices by maintaining a board membership with the Institute of Corporate Directors for the benefit of all our directors. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors.
While directors are required to take personal responsibility for staying current, Celestica’s Corporate Governance Guidelines require management and outside advisors to provide information and education sessions to the Board and its Committees as necessary to keep the directors up-to-date with Celestica’s business and the environment in which it operates, as well as with developments in the responsibilities of directors. In accordance with the NCGC Mandate, our continuing education program has been designed to, among other things: (i) assist directors to maintain or enhance their skills and abilities as directors of the Corporation; and (ii) assist directors in ensuring that their knowledge and understanding of the Corporation’s business remains current.
The Corporation facilitates these corporate governance best practices by:
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providing directors with detailed information packages in advance of each Board and Committee meeting through an online portal which directors can access immediately upon the issuance of materials;

•
providing regular updates between meetings of the Board with respect to issues that affect the business of the Corporation;

•
encouraging attendance at industry conferences and educational offers in relation to the Corporation’s business;

•
contributing to the cost of outside conferences and seminars that are relevant to their role (with prior approval of the Chair); and

•
providing directors with full access to senior management and employees of the Corporation.

Directors review the annual work plan for Board and committee meetings, participate in setting the agendas for such meetings and participate in annual strategic planning sessions.
The Board’s continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. The table below lists the education sessions we organized for our directors in 2022:
Topic	Presented By	Participants
ESG Update	Management	NCGC
Update on China’s Macroeconomy	Management	Board
Cybersecurity Update	Management/External	Board
Governance and Regulatory Review	Management	NCGC
Overview of HealthTech Industry	Management	Board
Cybersecurity Risk and Regulatory Update	External	Audit
Recent Trends in Executive Compensation	External	HRCC
All directors were provided with educational materials and participated in sessions relevant to the committees on which they sit and HRCC members were also provided with educational materials prepared by the Compensation Consultant (defined below), including on the following topics:
•
The Role of the Compensation Committee in Human Capital Management;

•
Pay and Inflation;

•
Pay-for-Performance Disclosure; and

•
Use of Non-Compete Clauses in Employment Contracts.

In 2022, directors were surveyed with respect to key educational priorities for the Board and provided suggestions for future director education topics. The NCGC reviewed the survey results, and the Chair of the NCGC and CEO developed a director education plan for 2023.
Site visits of the Corporation’s facilities are arranged from time to time for Board members.
Director Skills Matrix
The NCGC has developed the following skills matrix which identifies the functional competencies, expertise and qualifications of the Corporation’s director nominees and the competencies, expertise and qualifications that the Board would ideally possess.
		Robert A. Cascella	Deepak Chopra	Françoise Colpron	Daniel P. DiMaggio	Jill Kale	Laurette T. Koellner	Robert A. Mionis	Luis A. Müller	Tawfiq Popatia	Michael M. Wilson
Skills
	Service on Other Public (For-Profit) Company Boards	✔	✔	✔			✔	✔	✔	✔	✔
	Senior Officer or CEO Experience	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Financial Literacy	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Europe and/or Asia Business Development	✔	✔	✔	✔		✔	✔	✔	✔	✔
	Marketing and Sales	✔	✔	✔	✔	✔		✔	✔	✔	✔
	Operations (supply chain management and manufacturing)	✔	✔	✔	✔	✔		✔	✔		✔
	Strategy Deployment / Business Transformation	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
	M&A / Business Integration	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Talent Development and Succession Planning	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
	Risk Management			✔		✔	✔		✔		✔
	IT and Cybersecurity		✔				✔	✔	✔
	Finance and Treasury	✔	✔				✔		✔	✔
ESG	Environmental (including climate change)				✔					✔	✔
	Social (including diversity and inclusion)	✔	✔	✔	✔	✔	✔	✔
	Governance	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Markets
	Experience in Markets Served by the Corporation	✔	✔	✔	✔	✔	✔	✔	✔	✔
Nomination and Election of Directors
Recognizing that new directors may be required from time to time, the NCGC maintains the skills matrix described above under Director Skills Matrix for the purpose of identifying any gaps and determining the profiles for potential director nominees that would best serve the Corporation.

Director Search Process
The Board is committed to nominating highly qualified individuals to fulfill director roles, based on the needs of the Corporation at the relevant time. The Board believes that diversity is important to ensure that Board members provide the necessary range of complementary perspectives, experience and expertise required to achieve effective stewardship of the Corporation. To assist in meeting our diversity objectives and ensure there are no systemic barriers or biases in our policies or practices, the Board maintains the Board Diversity Policy described below under Board Diversity.
During 2022, we were focused on thoughtful Board renewal and promoting Board diversity, with a particular emphasis on appointing additional women. An ad hoc Director Search Committee comprised of Messrs. Cascella, Mionis, Popatia and Wilson was formed to identify potential director nominees focused on appointing additional women in support of the Board’s 30% gender diversity target. An initial candidate list of all women was developed by the Director Search Committee with the assistance of an outside director search firm, and candidates were then interviewed. With the appointment of Françoise Colpron and Jill Kale on October 1, 2022 and December 1, 2022, respectively, we added to the Board two accomplished business leaders and highly qualified female directors, with relevant experience in technology and high-reliability environments, that we anticipate will be a benefit to us in our continued efforts to ensure that Celestica is positioned for long-term growth. With their appointments we also fulfilled our commitment to achieve 30% target representation of women on the Board at or prior to the Meeting.
Retirement Policy and Term Limits
The Board strives to achieve a balance between the need to retain directors with valuable institutional experience and the benefits obtained from new perspectives and approaches that accompany Board turnover.
Celestica’s Corporate Governance Guidelines provide that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday (and the Corporation does not provide a director with any additional financial compensation upon retirement).
The Board has not adopted term limits, but continues to assess whether or not they are appropriate. The Board is currently satisfied that there is a suitable level of director turnover to ensure the ongoing addition of fresh perspectives and experience to the Board. The Board considers that the imposition of term limits would discount the value of experience and continuity among directors, runs the risk of excluding experienced and valuable board members, and is therefore not in the best interests of the Corporation.
The average tenure of Celestica’s director nominees is six years. The Board has gone through significant refreshment over recent years, and is currently comprised of a mix of longer-serving directors familiar with our history, including the Chair of the Board/NCGC and the Chair of the Audit Committee, and newer directors who bring fresh and diverse perspectives to the Board, including the Chair of the HRCC.
To ensure adequate Board renewal, the Board relies on rigorous director assessments for evaluating directors, reviews the composition and effectiveness of the Board annually, including the tenure and performance of individual directors, and maintains the skills matrix disclosed above to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.
Board Diversity
Board diversity, particularly gender diversity, has been a priority area for the Board. During 2022, we were focused on supporting thoughtful Board renewal and promoting Board diversity, with a particular emphasis on appointing additional women. With our appointment of Mses. Colpron and Kale to the Board, we fulfilled our commitment to achieve 30% target representation of women on the Board at or prior to the Meeting. The Board’s goal is to maintain at least 30% women on the Board. See Nomination and Election of Directors above.
In January 2023, the NCGC reviewed the Corporation’s Board Diversity Policy and updated it to include a goal of maintaining a Board composition in which at least 30% of the Board identify as women and at least one Board member identifies as an Indigenous person, is a member of a visible minority, has a disability, or is LGBTQ+. When identifying candidates for election or appointment to the Board of Directors, the Board and its NCGC will:
•
consider candidates who are qualified based on a balance of skills, background, experience and knowledge;

•
take into account diversity considerations such as age, geographical representation from the regions in which Celestica operates, and representation from underrepresented groups;

•
ensure that diverse candidates are brought forth for consideration;

•
ensure that the initial candidate list is comprised of no less than 50% people who identify as women; and

•
periodically review recruitment and selection protocols to ensure diversity remains an important component of the Board.

The Board believes that the composition and number of director nominees will allow the Board to perform effectively and act in the best interests of the Corporation and its stakeholders, and we further believe the Board is successfully addressing diversity. The self-identified representation of designated groups among the director nominees is shown below:
Nominees	Number (#)	Percentage (%)
Women	3	30%
Indigenous People	—	—
Visible Minorities	3	30%
Persons with Disabilities	—	—
LGBTQ+	—	—
Director Assessments
The Board Mandate requires the Board to evaluate and review its performance, committees and directors on an annual basis. Under Celestica’s Corporate Governance Guidelines, the NCGC is responsible for developing and recommending to the Board a process for annually assessing the performance of the Board as a whole, and its committees, and assessing the contribution of individual directors (including the Chair of the Board and chair of each standing committee of the Board), including through peer review and management feedback. The Board conducts a self-evaluation annually to determine whether it and its committees are functioning effectively. Every three years, the Board evaluation is conducted by an external advisor. The NCGC is responsible for overseeing the execution of the assessment process approved by the Board.
Every year, the NCGC determines the structure of the evaluation with the scope, focus and requirements of the evaluation varying from year to year. The process may also involve soliciting feedback from senior executives as to the effectiveness of the working relationship with the Board and how to improve it. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year’s Board evaluation cycle.
During 2022, the directors participated in an annual assessment process led by the Chair of the NCGC. The assessment included evaluations of the Board, Board Chair, each committee chair and a self review, as well as an interview by the Chair of the NCGC of each director. The results of the assessment were reviewed with the NCGC. The Chair of the NCGC took into consideration the overall results of the annual assessment with regard to improving the functioning of the Board and its committees.

Governance Policies and Practices
Majority Voting Policy
The TSX requires listed issuers that are not majority controlled to adopt a majority voting policy for the election of directors or to otherwise satisfy the TSX’s majority voting requirements. Although the Corporation is exempt from the TSX’s majority voting policy requirements, the Corporation chose the policy described above under Majority Voting Policy to appropriately and effectively reflect the application of majority voting policies to a majority controlled company, consistent with the rationale underlying the TSX majority voting requirements and good corporate governance.
BCG Policy and Promotion of Ethical Conduct
The Corporation’s BCG Policy applies to all of the Corporation’s directors, officers and employees. In addition, the Corporation’s CEO, senior finance officers and all personnel in the finance organization are subject to the Corporation’s Finance Code of Professional Conduct.
The Board reviews the BCG Policy and the process for administering the BCG Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the BCG Policy.
All employees above a designated level are required to certify compliance with the BCG Policy annually. The Corporation also provides an on-line training program for the BCG Policy. The BCG Policy requires ethical conduct from employees and encourages employees to report breaches of the BCG Policy to their manager. The Corporation provides mechanisms whereby employees can report unethical behavior, including the Celestica Ethics Hotline which provides a method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.
As part of the Board Mandate, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The Board Mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation’s CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.
The Corporation’s Corporate Values underpin the Corporation’s commitment to strong business ethics.
Material Interests in Transactions
The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement.
Celestica’s Corporate Governance Guidelines provide that a committee of independent (as defined under applicable NYSE listing standards) and disinterested Directors will conduct a reasonable prior review and ongoing evaluation of any material related party transaction involving Celestica (except for material transactions solely involving Celestica and one or more wholly-owned subsidiaries of Celestica) and/or any transaction required to be disclosed pursuant to Item 7.B of Form 20-F for potential conflicts of interest.
Succession Planning
In accordance with its mandate, the HRCC, from time to time as it considers appropriate, maintains and reviews succession planning for the CEO, all positions that report to the CEO, and certain other positions. The HRCC regularly conducts a formal, in-depth review of each of these succession plans with the CEO in order to satisfy itself that the succession plans meet the needs of the Corporation. During 2022, the HRCC reviewed an in-depth talent and succession plan (“Talent Review”). The Talent Review included the CEO organization structure, mission critical roles, other senior leaders and key general managers. Risks, gaps and candidate succession readiness evaluations were discussed in light of performance and individual potential. The Talent Review also took into consideration current executive demographics, the existing pipeline of talent and a focus on women leaders.

Director Compensation
Director compensation is set by the Board on the recommendation of the HRCC and in accordance with director compensation guidelines and principles established by the NCGC. The HRCC retains an independent compensation consultant to provide it with market advice. See Election of Directors — Director Compensation.
Cybersecurity and Information Security Risk
As part of its oversight responsibilities, which include the identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage such risks, the Board devotes significant time and attention to information security and risk management, including cybersecurity, data privacy, and regulatory compliance. The Audit Committee Mandate further requires the Audit Committee to discuss Celestica’s major financial risk exposures and the steps management has taken to monitor and control such exposures, and to discuss guidelines, policies and steps to govern the process by which risk assessment and management is undertaken (including risks related to information security, cybersecurity and data protection) and the establishment and management of appropriate systems to manage such risks with a view to achieving a proper balance between risks incurred and potential return to the Corporation’s securityholders and to the long-term viability of the Corporation.
In accordance with the Board Mandate, the Board receives a quarterly report from management regarding the principal risks inherent in the business of the Corporation, including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, and disaster recovery plans. These reports address a range of topics, including industry trends, benchmark and assessment reports, technology modernization, policies and practices, and specific and ongoing efforts to prevent, detect, and respond to internal and external critical threats.
Management takes several steps intended to mitigate the impact of cybersecurity and information security risks and incidents, including an annual management risk assessment including cybersecurity risk, continued enhancement of information security and data loss prevention controls, maintaining a robust crisis response plan, engaging an external consultant to perform external penetration testing, and ensuring the Corporation maintains cybersecurity insurance coverage deemed appropriate.
Certain of our manufacturing sites are certified to ISO27001, and we are currently performing assessments of our A&D sites and systems that support A&D data under U.S. National Institute of Standards and Technology (“NIST”) 800-171 Enhanced Cybersecurity Measures for Government Contractors. We also intend to apply for certification for our A&D sites under the Cybersecurity Maturity Model Certification (CMMC) 2.0 framework once it is implemented by the U.S. Department of Defense. Third party experts are engaged to conduct NIST 800-53 Cybersecurity Maturity Assessments, customer security audits/reviews and self-assessments. We provide cybersecurity and information security compliance training for our employees at least twice per year, and track completion and attestations. We conduct periodic mock phishing attacks at least four times per year for each employee; and cater training specifically to our needs, based on industry trends and potential threats.
Indebtedness of Directors and Officers
As at February 21, 2023, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.
Directors, Officers and Corporation Liability Insurance
The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of their directors and officers. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question

(including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.
The Corporation’s current directors’ and officers’ insurance policies provide for aggregate coverage of $150 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $150 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation’s cost for this policy is approximately $2.0 million annually. Limits available under the policies are in excess of a self- retention of $2.5 million for each loss or claim.
ESG MATTERS
ESG matters are important to Celestica and we believe that responsiveness to ESG issues is an inherent component of sound corporate citizenship. As a result, we are committed to: operating our business with integrity; focusing on ESG issues that impact our customers, the industries we serve, our employees and our shareholders; contributing to the local communities in which we operate; developing our employees and workforce; and being considerate environmental and fiscal stewards. Our commitment to social responsibility extends to the environment, anti-corruption and trade compliance, responsible sourcing, human rights, labour practices and worker health and safety.
In 2022, we enhanced our existing business processes to address ESG matters by:
•
launching an ESG Committee, consisting of company leaders and subject-matter experts, intended to drive future strategy and investments in ESG initiatives, and to ensure consideration of key stakeholder inputs;

•
issuing our first Communication on Progress within our most recent Sustainability Report, in accordance with the United Nations Global Compact’s universal sustainability principals in the areas of human rights, labour, the environment and anti-corruption; and

•
expanding our employee resource groups to further promote and encourage inclusive practices through collaboration and education.

We value the input of our shareholders. In the fourth quarter of 2022 and early 2023, we proactively contacted holders of SVS representing approximately 39% of the outstanding SVS. The Chair of the HRCC, Mr. Cascella, led this shareholder engagement initiative and participated in discussions with a number of our largest shareholders representing approximately 20% of the outstanding SVS to discuss executive compensation and governance.
Throughout this Circular, including in the Corporate Governance section above and the Compensation Discussion and Analysis section below, we outline our governance practices, including those relating to board renewal and diversity, shareholder engagement and compensation matters. Detailed information regarding our ESG practices is available in our Sustainability Report, which can be found on our website: www.celestica.com, under the “Sustainability” section of the “About Us” tab. Highlights of our approach and commitment to ESG matters are described below.
ESG Oversight
As part of their enterprise-wide approach to oversight of the Corporation’s business, the Board and management monitor ESG matters and risks as follows:
•
In accordance with the Board Mandate and the NCGC Mandate, the Board and NCGC have oversight for Celestica’s strategy, policies and initiatives relating to ESG matters, including sustainability. Management provides the NCGC with in-depth ESG reports annually, including comprehensive updates on the Corporation’s ESG strategies, policies and practices;

•
On a quarterly basis, management also provides the Board with an update on the Corporation’s progress on achieving its sustainability targets. The Board reviews sustainability performance and key performance indicators across our business;

•
The Audit Committee assists the Board in overseeing Celestica’s major financial risk exposures. As part of the annual risk assessment prepared by management, ESG-related risks are also evaluated and reviewed with the Audit Committee; and

•
The HRCC assists the Board in ensuring that executive compensation is appropriately linked to ESG matters. ESG measures are included in the individual performance objectives of each named executive officer’s performance scorecard.

Environmental Sustainability
We are committed to driving sustainability initiatives through collaboration with our employees, customers, suppliers and local communities. Our Sustainability Report, which is published annually, outlines our sustainability strategy, the progress we have made as a socially responsible organization, and the key activities and milestones we are working to achieve for each of our focus areas: our planet, our products and services, our people, and our communities.
Celestica’s CEO, CFO and Chief Operations Officer receive quarterly sustainability updates. Discussions focus on our sustainability strategy and the progress we are making on our metrics. Input received in these meetings is used to shape Celestica’s sustainability strategy and ensure it aligns with business priorities. Our performance on sustainability goals is tracked and progress is linked to annual and long-term objectives within the CEO’s strategy, and compensation. Through our objective setting processes, these objectives cascade down throughout our organization and are part of our overall management systems.
At Celestica, we strive to minimize the impact of our operations on the environment by working to make our infrastructure sustainable and by reducing our greenhouse gas (“GHG”) emissions. We have established GHG emissions reduction targets in line with climate science and the goals of the Paris Agreement.
Since 2009, Celestica has published annual reports documenting our corporate social responsibility programs and environmental sustainability initiatives. We currently report in accordance with the guidance of the Global Reporting Initiative (GRI), and our most recent Sustainability Report includes disclosures aligned with the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). Celestica’s most recent Sustainability Report also includes a UN Global Compact Communication on Progress. We are committed to reporting our GHG emissions annually and have included third-party assurance of our GHG emissions in our annual report since 2013. Since 2010, we have responded to the CDP Climate Change questionnaire which enables engagement on environmental issues worldwide. We continue to make progress against our GHG emissions reduction target, which has been approved by the Science Based Targets initiative (SBTi).
As part of our sustainability strategy, we have adopted the ten (of 17) United Nations Sustainable Development Goals (“SDGs”) that we believe present opportunities for us to affect the greatest change. We determine this annually through our materiality assessment and during stakeholder conversations. The SDGs we have adopted reflect our commitment to diversity and inclusion, investments in our employees, continued focus on climate action and increased focus on water. We have an established Conflict Minerals Policy in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act. We fully support the objectives of the conflict minerals legislation, which aims to minimize violence in the Democratic Republic of Congo and adjoining countries, and expect our suppliers to provide all necessary declarations.
Diversity and Inclusion
We believe in building an inclusive culture that encourages diversity of thought and attributes while allowing employees to thrive, be valued and celebrated. In our view, diversity includes, but is not limited to, gender or gender identity, race, age, ethnicity, religious or cultural background, disability, marital or family status, sexual orientation, education, skills, experiences, perspectives, language and other areas of potential difference. In furtherance of these beliefs, we have adopted a Diversity and Inclusion Policy under which we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across the enterprise. We seek to listen, learn and understand from our employees, through whom we continuously strive to improve our culture of inclusivity.
Mr. Mionis is committed to diversity and inclusion as a focus for Celestica. In connection therewith, he signed the CEO Action for Diversity & Inclusion Pledge, a CEO-driven business initiative for advancing diversity and inclusion within all organizations. Through this pledge, Mr. Mionis is committed to: (1) creating a workplace that supports complex, and sometimes difficult, conversations about diversity and inclusion; (2) implementing unconscious bias education to help us to begin recognizing, acknowledging, and therefore minimizing any potential blind spots; (3) sharing what works and what does not work with leaders at other companies who are committed to diversity and inclusion; and (4) creating and sharing strategic diversity and inclusion plans with our Board of Directors to drive accountability.
In furtherance of the foregoing, the Corporation maintains both a Diversity and Inclusion Steering Committee (“D&I Steering Committee”) and a Diversity and Inclusion Committee (“D&I Committee”). The D&I Steering Committee, which is comprised of members of senior management and co-chaired by the CEO and CHRO, oversees diversity and inclusion at Celestica and seeks to ensure that diversity and inclusion are incorporated into our culture, workplace and talent practices. The D&I Committee is responsible for developing and promoting diversity and inclusion initiatives. We have also appointed a Diversity and Inclusion Leader to drive Celestica’s diversity and inclusion strategy. Management periodically updates the HRCC on the Corporation’s progress towards its diversity and inclusion objectives.
Some of the key diversity and inclusions initiatives undertaken by Celestica in 2022 include:
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launch of “Leading Inclusively” training to our global leaders in order to raise awareness of the importance of inclusion, awareness of bias and micro-aggression, and how leaders can create a more inclusive environment;

•
diversity and inclusion training programs for all people leaders and employees;

•
held our second consecutive “Celestica Day for Diversity and Inclusion Awareness” to highlight the value of equity and reveal issues of inequity that may be unnoticed and unaddressed, understand diverse teams, cultural differences to develop intercultural fluency, spark ways of thinking about inclusion within Celestica and reinforce the value of diverse teams in the workplace; and

•
expanded our employee-led employee resource groups to five (Celestica Women’s Network, Celestica Black Employee Network, Celestica Pride Network, Celestica Indigenous Affinity Group and Celestica Net Gen) each of which is championed by a member of senior management.

During 2022, the CEO and our executive leadership team considered the ways in which, as a leadership team, they could drive meaningful impact in the area of diversity and inclusion at Celestica. They set goals for 2023 and beyond, including a long-term objective to strengthen diversity in our workforce, and agreed to take visible leadership roles in our diversity and inclusion initiatives. The Board updated the Board Diversity Policy in 2023, which is described above under Corporate Governance — Board Diversity.
The Board and management believe the presence of qualified and diverse individuals in executive positions within the Corporation and its subsidiaries is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve effective management. The Board recognizes the significant role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective/thought in senior management roles. The Corporation has initiatives to raise awareness and support the advancement of women, including its Women’s Network and Women in Action Program. The mission of the Women’s Network is to develop and enable women, engage men, and create an organization that promotes an inclusive and diverse environment. The Women In Action Program is a leadership development program intended to enrich leadership traits and skills in women, and support career growth. The Corporation has adopted an equal opportunity policy which prohibits employment-related decisions based on or affected by prohibited factors, including an employee’s gender. Accordingly, the Corporation does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments and has not established a target regarding the number of women in senior executive positions.

Celestica’s executive leadership team is comprised of seven individuals, one of whom self-identifies as a woman (however, none of the executive officers of the Corporation, including its major subsidiaries, self-identify as women). Three members of the executive leadership team self-identify as members of visible minorities and none self-identify as Indigenous peoples, persons with disabilities or LGBTQ+. We do not establish specific diversity targets at the executive level due to the need to carefully consider a broad range of criteria, most importantly, the appropriate matching of business needs to drive long-term value for our stakeholders and the proven skills and capabilities of new appointees. However, the level of representation from diverse groups is a criteria that will be given due consideration when identifying candidates for the executive leadership team.
Shareholder Engagement and Outreach
Shareholder Engagement Initiative
We value the input of our shareholders. During 2022, we proactively contacted SVS shareholders to elicit their views.
•
Invitations to engage were sent to our top 13 SVS shareholders (representing approximately 39% of the outstanding SVS)

•
We met with five SVS shareholders (representing approximately 20% of the outstanding SVS)

•
Eight SVS shareholders confirmed that they had no concerns to discuss or did not respond (representing approximately 19% of the outstanding SVS)

In the fourth quarter of 2022 and early 2023, the Chair of the HRCC and the CHRO met with SVS shareholders in order to provide them with an overview of our executive compensation philosophy and pay-for-performance strategy, and to seek their feedback on executive compensation. At the request of one shareholder, the Chair of the Board also attended a meeting. Other topics of interest raised by such shareholders included succession planning, diversity, capital allocation, and ESG policies and reporting. These SVS shareholders were supportive of our executive compensation program and there were no explicit requests for changes to be made with respect thereto.
From time to time, the Corporation also engages with proxy advisory firms in order to identify executive compensation and governance topics of most interest to shareholders and to discuss how the Corporation considers such matters.
Our approach to shareholder engagement is summarized in the following diagram:

Shareholder Outreach
Additionally, as part of our regular shareholder outreach, we engaged in the following initiatives during 2022:

•
management provided quarterly updates on our Investor Relations program to the Board

•
management regularly engaged in meaningful communication with shareholders through quarterly earnings calls to review our quarterly financial and operating results

•
management hosted a virtual investor day to provide an update on Celestica’s business and strategy

•
management attended and presented at seven investor conferences, and conducted three non-deal roadshows

•
management participated in more than 70 meetings with SVS shareholders (outside of the shareholder engagement initiative meetings)

Shareholder Communications
Each year, we communicate with shareholders through our various public disclosures, including our Annual Report on Form 20-F, management information circular, MD&A for the first three quarters of each year, quarterly financial statements, news releases and regular updates to our website at www.celestica.com. The Corporation encourages shareholders to participate in our governance by holding annual advisory “say-on-pay” votes with respect to executive compensation. The results of such votes are given due consideration in developing the Corporation’s governance policies and compensation philosophy. Our Investor Relations team can be contacted directly at clsir@celestica.com.
Shareholders and other interested parties may also confidentially contact the Chair of the Board, the non- management directors or the independent directors by writing to them individually or as a group at the Corporation’s head office. On receipt of shareholders letters addressed to the Chair of the Board, non-management directors or independent directors, we will forward such letters unopened to the Chair of the Board or to the appropriate addressee(s) or their designees. See Delivery of Meeting Materials and Voting Information — How Can I Contact the Independent Directors, Non-Management Directors and the Chair below.
Employee Engagement
At Celestica, we know our success depends on our talented people and their commitment to excellence. We believe employee engagement is crucial for employee performance and productivity, and strong business outcomes. We therefore continually strive to enhance employee engagement to ensure that we continue to attract and retain talent. Since our last employee engagement survey conducted in 2021, we believe that we have made solid progress in shaping our employee culture and strengthening employee engagement and experience across our sites, locations and functions. Engagement activities conducted in 2022 include:
•
diversity and inclusion training programs for employees and people leaders;

•
a formalized mentorship program and enhanced leadership training;

•
an enhanced Women In Action program;

•
education, training and meeting guidelines for people leaders to create a safe, respectful and inclusive environment where employees feel valued and are encouraged to engage in open dialogue;

•
deployment of employee focus groups across all regions;

•
launch of an “Employee Value Proposition” based on employee input on their experience and what they value about working at Celestica; and

•
establishment of “Grow Together” talent programs to support ongoing talent development emphasizing growth opportunities for employees by providing specialized speaking events aligned to Celestica’s culture and overall topics of interest, leadership academies and modernized online learning experiences.

Celestica’s rewards and recognition programs acknowledge employees who are achieving business results by living our brand and values, and embracing the characteristics of our Leadership Imperatives. We encourage business and people leaders to acknowledge individual and team success in quarterly town halls, and in more formal ways through our Bravo! and Ignition Awards programs. Acknowledging the challenges presented by the lack of in-person connection as a result of the pandemic, we continually look for ways to reward our employees with virtual recognitions.
We believe that employee engagement and well-being is strengthened through healthy, supportive and safe workplaces. Globally, we have established a framework whereby all sites are required to measure and report on their environmental, health and safety performance regularly. As we prepare to measure employee engagement and gather employee feedback on what we are doing well and where there are opportunities to do more, we intend to launch our next global employee engagement survey in 2023, which will include both engagement and diversity and inclusion related questions.
Ethical Labour Practices
Our BCG Policy outlines the ethics and practices we consider necessary for a positive working environment, as well as the high legal and ethical standards to which our employees are held accountable. 100% of our employees have completed BCG Policy training and we conduct annual re-certifications.
In addition, Celestica has well-established policies regarding fair labour practices and guidelines that create a respectful, safe and healthy work environment for our employees globally. We are a founding member (and remain a member) of the Responsible Business Alliance (“RBA”), a non-profit coalition of electronics companies that, among other things, establishes standards for its members in responsible and ethical practices in the areas of labour, environmental compliance, employee health and safety, ethics and social responsibility. The RBA Code of Conduct outlines industry standards intended to ensure that working conditions in the supply chain are safe, workers are treated with respect and dignity, and manufacturing processes are environmentally responsible. We continually work to implement, manage and audit our compliance with the RBA Code of Conduct.
We are committed to the development and fair treatment of our global workforce, including promotion of a diverse workforce, an inclusive work environment, equal employment opportunity hiring practices and policies, and anti-harassment, workforce safety and anti-reprisal policies.
COVID-19 Oversight
We maintain robust disaster recovery plans to identify, prevent and respond to crisis situations. As each crisis is situational, our framework is adaptable. Management updates the Board in identifying, monitoring and mitigating risks to the business and the Board monitors the implementation of appropriate systems to manage such risks.
The Board continues to receive regular updates concerning the impact of and the Corporation’s response to the COVID-19 pandemic. These updates focus on supply chain interruptions caused by the pandemic, employee safety and protective measures, disruptions to the Corporation’s operations, and supply chain resilience. The Board expects to continue to receive information from management relating to the effects of the pandemic on the Corporation, its operations and employees on a regular basis for the foreseeable future.
Community Engagement
We strive to support the local communities in which we live and work. We encourage all full-time employees to take up to 16 hours of paid time off per year to volunteer through our Time Off to Volunteer program. This program gives employees the opportunity to become involved in their communities in a meaningful way and to help those in need.
United Way is a federated network of 69 local United Way Centraide offices serving more than 5,000 communities across Canada, each registered as its own non-profit organization. The goal is to create opportunities for a better life for everyone in our communities. In 2022, Celestica’s annual United Way fundraising campaign raised C$170,000 plus a match of C$85,000 for a total of C$255,000, which brings Celestica’s lifetime fundraising amount to C$12.5 million.

External Recognition
Our commitment to corporate social responsibility continues to earn us external recognition. Below is a selection of the awards and recognition received by Celestica in 2022:
•
Platinum rating from EcoVadis

•
26th on Corporate Knights Canada’s Best 50 Corporate Citizens

•
96th on As You Sow’s & Corporate Knights 2022 Carbon Clean 200™

•
Canadian Law Awards Excellence Awardee for Canadian Law Department of the Year

•
Team of the Year award for our Oradea, Romania site from the Oradea Community Foundation

INFORMATION ABOUT OUR AUDITOR
Appointment of Auditor
It is proposed that KPMG LLP (“KPMG”) be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997.
It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.
Fees Paid to KPMG
The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm’s-length basis in determining the fees to be paid to the auditor. Such fees are based upon the complexity of the matters dealt with and the time required to be expended by the auditor in providing services to the Corporation. The following table sets out the fees paid to KPMG in 2022 and 2021.
Table 8: Fees Paid to KPMG
	Year Ended December 31 (in millions)
	2022	2021
Audit Services	$4.5	$3.1
Audit Related Services(1)	$0.01	$0.2
Tax Services(2)	$0.1	$0.1
Other(3)	$0.2	$—
Total	$4.81	$3.4

(1)
Audit related services in 2022 included financial statement translation services and certain other specified procedures, and in 2021 included both due diligence services in connection with acquisitions and certain other specified procedures.

(2)
Tax services were mainly comprised of tax advisory and compliance services during each of 2022 and 2021.

(3)
Other services in 2022 primarily consisted of certain special assurance services required on inventory and financial statement processing services.

It is intended that, on any ballot relating to the remuneration of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

SAY-ON-PAY
The Corporation has held an advisory vote on executive compensation annually since 2012. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board.
Last year, at our 2022 AGM, we received a 97.52% vote FOR our non-binding advisory resolution on executive compensation. In the fourth quarter of 2022 and early 2023, as part of our shareholder engagement initiative, the Chair of the HRCC and the CHRO met with shareholders representing approximately 20% of the outstanding SVS with the objective of providing such shareholders with an overview of our executive compensation philosophy and pay-for-performance strategy, and to seek their feedback on our executive compensation program. These SVS shareholders were supportive of our executive compensation program and there were no explicit requests for changes to be made with respect thereto. Such shareholders expressed appreciation of the opportunity to provide feedback.
The HRCC continues to work to ensure that our compensation program pays for performance, is based on sound principles, supports long-term sustainable value, is clear and transparent, and aligns with shareholder interests.
Advisory Say-On-Pay Resolution
Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the 2023 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote “against” is indicated.
The Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, practices and decisions and in determining whether to further increase engagement with shareholders on compensation and related matters. The Board will consider this year’s results, other feedback it receives, as well as best practices in compensation and governance when reviewing our executive compensation in the future. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

2022 VOTING RESULTS
2022 Voting Results
The voting results of the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov following the Meeting. The voting results from the 2022 AGM held on April 28, 2022 were as follows:
Table 9: 2022 Voting Results
Brief Description of Voting Matters	Outcome of the Vote
	Approved	For
In respect of the election of the following proposed nominees as members of the Board of Directors of the Corporation
Robert A. Cascella	✓	98.54%
Deepak Chopra	✓	97.98%
Daniel P. DiMaggio	✓	98.21%
Laurette T. Koellner	✓	97.24%
Robert A. Mionis	✓	98.74%
Luis A. Müller	✓	98.78%
Carol S. Perry	✓	98.64%
Tawfiq Popatia	✓	98.49%
Michael M. Wilson	✓	94.23%
In respect of the appointment of KPMG as the auditor of the Corporation for the ensuing year	✓	97.55%
In respect of the authorization of the Board of Directors of the Corporation to fix the remuneration of the auditors	✓	98.65%
In respect of the advisory resolution on the Corporation’s approach to executive compensation	✓	97.52%

HRCC LETTER TO SHAREHOLDERS
Dear Shareholders,
On behalf of the HRCC, I am pleased to share our approach to executive compensation and the framework we used to make our compensation decisions for the CEO and the other named executive officers for 2022. The decisions on executive compensation made by the HRCC reflect our focus on creating long-term value for shareholders.
Celestica Performance in 2022
In 2022, Celestica delivered strong financial results driven by the execution of our strategy to diversify our business and deliver profitable growth. Below are several of our performance achievements for 2022.
Key measures:
•
Revenue of $7.25 billion, compared to $5.63 billion in 2021, an increase of 29%

•
Returned to top-line revenue growth on an annual basis for the first time since 2018

•
Non-IFRS operating margin* of 4.9%, compared to 4.2% for 2021, an improvement of 70 basis points

•
Highest annual non-IFRS operating margin* in Celestica’s history

•
Non-IFRS adjusted EPS* of $1.90, compared to $1.30 for 2021, a growth rate of 46%

•
Highest non-IFRS adjusted EPS* in Celestica’s history

•
Non-IFRS adjusted ROIC* of 17.5%, compared to 13.9% for 2021, a growth of 360 basis points

Directly comparable IFRS financial measures:
•
IFRS earnings from operations as a percentage of revenue of 3.6%, compared to 3.0% for 2021, an improvement of 60 basis points

•
IFRS EPS of $1.18, compared to $0.82 per share for 2021, a growth rate of 44%

•
IFRS ROIC of 12.9%, compared to 10.0% for 2021, a growth of 290 basis points

Additionally, Celestica’s annual total shareholder return (“TSR”) in 2022 outperformed the S&P/TSX Composite Total Return Index by 7% and outperformed the average of the companies in the comparator group that we used to benchmark 2022 executive compensation by 22%.
The HRCC believes that Celestica’s outstanding 2022 financial performance reflects the steadfast strategic focus and operational excellence of Mr. Mionis and his executive leadership team despite a challenging macro environment. Under their leadership, Celestica has built a more resilient and diversified business which we believe is positioned to deliver sustained, long-term value.
2022 Executive Performance and Compensation
Our Approach to Executive Compensation
Celestica’s executive compensation program is designed to pay-for-performance, align the interests of executives and shareholders, incentivize executives to work cohesively with a shared vision that focuses on Celestica’s strategic objectives, ensure direct accountability for annual and long-term operating results and to reflect both business strategy and market norms. The HRCC has also endeavoured to ensure that the executive compensation program is established with appropriate governance, risk management and regulatory principles.
Pay-for-Performance Alignment
Total realized compensation for each executive varies with the Corporation’s achievement of financial and non-financial objectives, as well as individual performance against other key objectives. The following graph illustrates the CEO’s realized compensation(1) for 2016-2020, which are the years that Mr. Mionis’ compensation has been fully realized, as a percentage of total target direct compensation (consisting of base salary, target annual cash incentive and target value of equity grants) relative to our three-year TSR. The years 2021 and 2022 are not included in the graph since a portion of the RSUs and all PSUs awarded in such years remain unvested, such that his compensation for such years is not yet fully realized.

CEO Realized Compensation as % of
Total Target Direct Compensation vs. 3 Year TSR
220%
200%
180%
160%
140%
120%
100%
80%
60%
40%
CEO Realized Compensation as % of TTDC
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
3 year TSR %
2016
2017
2018
2019
2020
CEO Realized Compensation as % of Total Target Direct Compensation
3 Year TSR %

(1)
The CEO’s realized compensation represents: (i) actual salary paid; (ii) actual award paid under the Celestica Team Incentive Plan; (iii) for RSUs that were granted in each year shown which vested in instalments of one-third per year, the realized value in each of the three applicable years of vest; and (iv) for PSUs that were granted in each year shown which vested at the end of the three-year performance period based on the vesting level achieved. For a more detailed description of the realized pay of the CEO and the other NEOs, including realized and realizable pay for 2021 and 2022, see Compensation Discussion and Analysis — Realized and Realizable Compensation below.

Actual CEO realized compensation during the years of transformation (2016 to 2019) was at or substantially lower than total target direct compensation which aligned with the Corporation’s three-year TSR performance during such time. As the Corporation began to shift to optimization (2020) and deliver solid financial results despite unprecedented challenges due to the pandemic, the value of the CEO’s realized compensation was greater than total target direct compensation, which was in alignment with both the Corporation’s financial performance and TSR performance.
The HRCC believes that our executive compensation program is structured appropriately to incentivize the CEO and other NEOs to continue to make strategic decisions intended to realize profitable growth for Celestica and sustained long-term value for our shareholders.
Compensation Highlights in 2022
Over the course of 2022, the HRCC fully executed on its mandate. The HRCC reviewed the Corporation’s executive pay-for-performance alignment in consultation with an independent compensation consultant and concluded that our 2022 executive pay levels were well-aligned with Celestica’s performance. There were no key executive compensation design changes for 2022.

2022 Performance-Based Compensation Approved by the HRCC:
Celestica Team Incentive Plan 2022 Corporate Performance Factor of 170%	Reflective of Celestica’s exceptional 2022 revenue and non-IFRS operating margin* performance, relative to the financial targets for the year based on the Corporation’s annual operating plan
2020 PSUs Vested at 200% of the target amount granted
Granted in 2020, with a performance period from January 1, 2020 to December 31, 2022, and settled in February 2023
The overall vesting level of 200% reflected the following results with respect to the pre-determined performance criteria:
•
2022 non-IFRS operating margin* result against the target that was set in 2020 based on our long-term objectives

•
Modification based on average non-IFRS adjusted ROIC* over the performance period relative to a range set in 2020

•
Modification based on ranking of TSR performance over the performance period relative to the BMI Index (defined under NEO Equity Awards and Mix below)

2022 Highlights
Shareholder Engagement
The HRCC continues to believe that regular, direct and transparent engagement with our shareholders builds trusting relationships and provides invaluable feedback, and we therefore proactively sent invitations to meet with our top SVS shareholders again this year. Together with Leila Wong, CHRO, I met with some of our largest SVS shareholders in late 2022 and early 2023 to discuss executive compensation, including our pay-for-performance philosophy. We were joined by Michael Wilson for one such discussion at the request of the shareholder. These general discussions were quite broad, ranging from details of our executive compensation philosophy and programs to Celestica’s business strategy and performance. The shareholders generously provided their insights and there was mutual agreement that the connections were important.
Celestica believes that the discussions provided important feedback to us and we were pleased these SVS shareholders indicated their continued support of the Corporation’s strategy, our CEO and the executive leadership team. These SVS shareholders were supportive of our executive compensation program and there were no explicit requests for changes to be made with respect thereto.
On behalf of the HRCC, Michael Wilson and Leila Wong, I would like to express my thanks to these SVS shareholders for taking the time to meet with us and providing their feedback. Following the shareholder engagement meetings, I shared their views with the HRCC and we reflected upon them. The HRCC concluded that our executive compensation philosophy, including the focus on appropriately motivating and rewarding the executive leadership team, is generally aligned with such views. I draw your attention to the ESG Matters — Shareholder Engagement and Outreach section above for a full description of our shareholder engagement meetings.
2023 Performance Measures
The HRCC gave careful consideration to the performance measures to be used for Celestica Team Incentive Plan (“CTI”) awards and PSU grant vesting in light of the evolution of our business into a growth phase. In connection therewith, the HRCC approved two performance measure changes for 2023: (i) non-IFRS adjusted free cash flow* was added as a performance measure under the CTI corporate performance factor; and (ii) non-IFRS operating margin* was replaced with non-IFRS adjusted EPS* as a performance condition for PSU vesting, measured over the three-year performance period rather than the last year of the three-year performance period. The HRCC believes these changes are appropriate as Celestica has completed its multi-year transformation to reach its target margins and has shifted its focus to growth. These performance conditions are designed to align with this business strategy and to incentivize leaders to drive non-IFRS adjusted free cash flow* generation and expanded non-IFRS adjusted EPS*, which we believe will drive shareholder value. For a detailed description of these 2023 performance measures, see Compensation Discussion and Analysis — Performance Measures for 2023 below.
Conclusion
Executive compensation is a principal responsibility of the HRCC and the Committee has executed on its mandate with thoughtful resolution. The HRCC remains committed to shareholder engagement. On behalf of the HRCC, I thank you for your commitment to Celestica and I look forward to your participation in the Meeting. I encourage you to read the following Compensation Discussion and Analysis and to exercise your vote on executive pay. Although the say-on-pay resolution is an advisory vote, it provides the HRCC with important feedback on shareholder views towards executive compensation.
Yours sincerely,
Robert A. Cascella
Chair of the Human Resources and Compensation Committee
(on behalf of the Human Resources and Compensation Committee)
*
This is a non-IFRS financial measure or ratio (based on a non-IFRS financial measure). See About the Information in this Circular — Note Regarding Non-IFRS Financial Measures in this Circular for the definition of, and information regarding, this measure, including where to find a reconciliation of this non-IFRS financial measure or the non-IFRS financial measure on which this non-IFRS ratio is based to the most directly-comparable IFRS financial measure. Non-IFRS financial measures and ratios do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation’s CEO, its CFO, and the three other most highly compensated executive officers in 2022 (collectively, the “Named Executive Officers” or “NEOs”). The NEOs who are the subject of this Compensation Discussion and Analysis are:

Robert A. Mionis — President and Chief Executive Officer
Mr. Mionis is responsible for Celestica’s overall leadership, strategy and vision. In conjunction with the Board of Directors, he develops the Corporation’s overall strategic plan, including the corporate goals and objectives as well as our approach to risk management. He is focused on positioning the Corporation for long-term profitable growth and ensuring the success of Celestica’s customers around the world.

Prior to joining Celestica in 2015, Mr. Mionis was an Operating Partner at Pamplona, a global private equity firm where he supported several companies across a broad range of industries, including the industrial, aerospace, healthcare and automotive industries. Before joining Pamplona, Mr. Mionis served as President and CEO of StandardAero, leading the company through a period of significant revenue and profitability growth. Over the course of his career, he has held a number of operational and service roles at companies in the aerospace, industrial and semiconductor markets, including General Electric, Axcelis Technologies, AlliedSignal and Honeywell. From 2018 to 2021, Mr. Mionis served on the board of Shawcor Ltd., a Canadian oilfield services company listed on the TSX.Mr. Mionis is a member of the Board of Directors. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mandeep Chawla — Chief Financial Officer
Mr. Chawla is responsible for the planning and management of short and long-term financial performance and reporting activities. He assists the CEO in setting the long-term strategic direction and financial goals of the Corporation, and manages overall capital allocation activities in order to maximize shareholder value. He provides oversight on risk management and governance matters, and leads the communication and relationship management activities with key financial stakeholders.

Mr. Chawla joined Celestica in 2010 and held progressively senior roles in the Corporation before assuming the role of CFO in 2017. Prior to joining Celestica, he held senior financial management roles with MDS Inc., Tyco International, and General Electric. Mr. Chawla was appointed to the Board of Directors of Sleep Country Canada Holdings Inc., a TSX-listed mattress and bedding retailer, effective August 20, 2020 and he is currently the Chair of its Audit Committee.
Mr. Chawla holds a Master of Finance degree from Queen’s University and a Bachelor of Commerce degree from McMaster University. He is a CPA, CMA.

Jason Phillips — President, Connectivity & Cloud Solutions (“CCS”)
Mr. Phillips was appointed President, CCS, effective January 1, 2019. In this role, he is responsible for strategy and technology development, deployment and execution for Celestica’s enterprise and communications businesses. His responsibilities include the strategic development and execution of our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies and aftermarket services) and HPS network, including our new center of excellence in Richardson, Texas, which expands our HPS footprint and increases our North America manufacturing capacity.

Mr. Phillips has over 25 years of industry experience and joined Celestica in 2008 holding progressively senior roles within the Corporation’s CCS business, most recently as Senior Vice President, Enterprise and Cloud Solutions. Prior to joining Celestica, he held the role of Vice President and General Manager, Personal Communications at Elcoteq, and spent five years at Solectron in senior roles spanning sales, global account management, business unit leadership, and operations. Mr. Phillips holds a Bachelor of Science in Business Administration from the University of North Carolina, Chapel Hill.

Todd C. Cooper — President, Advanced Technology Solutions (“ATS”)
Commencing in 2022, Mr. Cooper serves as President, ATS. He is responsible for strategy development, deployment and execution of Celestica’s A&D, Capital Equipment, HealthTech and Industrial businesses, as well as for PCI Private Limited (“PCI”). From 2018 to 2021, he served as Chief Operations Officer and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the Corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams.

Mr. Cooper has over 25 years’ experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR, a global investment firm. Prior to that, he was the Vice President of Global Sourcing in Honeywell’s Aerospace Division. He previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army.
He holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Yann Etienvre — Chief Operations Officer
Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 after serving as an advisor upon joining Celestica in November 2021. He is responsible for driving operational excellence, quality, and technology innovation throughout the Corporation, as well as enabling processes that drive value creation. As part of his role, he leads the technology innovation, supply chain, IT, GBS, operations excellence and after-market services teams.

Mr. Etienvre joined Celestica from Sensata Technologies, where he served as the Executive Vice President and Chief Supply Chain Officer from 2019 to 2021. In this role, he led their global operations, sourcing, logistics and compliance. He has held various leadership roles within Sensata Technologies, IMI plc, GE Healthcare, Montupet and Renault and has experience with various market segments including automotive, healthcare, electrification, oil and gas, energy and appliances.
He holds a Bachelor of Science in Mechanical Engineering from Institut National Des Sciences Appliquées, Lyon and an EMBA from Marquette University.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2022 is set forth below under 2022 Compensation Decisions.
Compensation Objectives
The Corporation’s executive compensation philosophy is to attract, motivate and retain the leaders who drive the success of the Corporation. In light of this philosophy, we have designed our executive compensation programs and practices to pay-for-performance, adhere to the Corporation’s risk profile, align the interests of executives and shareholders, incentivize executives to work as a team to achieve our strategic objectives, ensure direct accountability for annual and long-term operating results, and to reflect both business strategy and market norms. The HRCC reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure our compensation policies are not reasonably likely to have a material adverse effect on the Corporation.
A substantial portion of the compensation of our executives is linked to the Corporation’s performance. The HRCC establishes total target compensation and certain elements of compensation (base salary, short-term incentives and long-term incentives) for the NEOs with reference to the median compensation of the Comparator Group (defined under Comparator Group below), and other factors including experience, internal pay equity, work location, tenure, and role. Rather than setting pay formulaically to match the median exactly, the Comparator Group is primarily used for setting an anchor point by which to test the reasonableness of compensation. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.
What We Do		What We Don’t Do
Pay-for-performance	✔	No repricing of options	X
Focus on long-term compensation using a balanced mix of compensation elements	✔	No hedging or pledging by executives of Celestica securities	X
Ensure the mix of executive compensation balances long-term success, annual performance, and adequate fixed compensation	✔	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X
Consider market norms and competitive pay practices	✔	No multi-year guarantees	X
Mitigate undue risk in compensation programs	✔	No uncapped incentive plans	X
Retain an independent advisor to the HRCC	✔
Stress-test compensation plan designs	✔
Apply stringent share ownership policies and post- employment hold period for the CEO’s shares	✔
Clawback incentive-based compensation under specified circumstances	✔
Maintain equity plans that provide for change of control treatment for outstanding equity based on a “double trigger” requirement	✔
Set minimum corporate profitability requirement for CTI payments	✔
Establish caps on PSU payout factors	✔
Provide annual shareholder “say-on-pay” advisory vote	✔
The 2022 compensation package was designed to:
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ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

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provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;

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reward executives for: achieving short-term operational and financial results through annual cash incentives based on the Corporation’s Annual Operating Plan (“AOP”); achieving long-term operational and financial results as well as superior share price performance relative to a group of technology hardware and equipment companies (through PSUs); and sustained, long-term leadership (through RSUs);

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align the interests of executives and shareholders through long-term equity-based compensation;

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recognize tenure and utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role;

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reflect internal equity, recognize fair and appropriate compensation levels relative to differing roles and responsibilities, and encourage executives to work as a team to achieve corporate results; and

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ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.

Independent Advice
The HRCC, which has the sole authority to retain and terminate an executive compensation consultant to the HRCC, has engaged Willis Towers Watson (the “Compensation Consultant”) since 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation’s compensation levels, to provide data about those companies, and to provide observations and advice with respect to the Corporation’s compensation practices versus those of chosen comparator companies and the market in general.
The Compensation Consultant also provides advice (upon request) to the HRCC on the policy recommendations prepared by management and keeps the HRCC apprised of market trends in executive compensation. The Compensation Consultant attended portions of all HRCC meetings held in 2022, in person, by telephone or virtually, as requested by the Chair of the HRCC. At each of its meetings, the HRCC held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the HRCC, however, are the responsibility of the HRCC and may reflect factors and considerations supplementary to the information and advice provided by the Compensation Consultant.
Each year, the HRCC reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the HRCC also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2022, the HRCC determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the HRCC and management at least annually to identify any initiatives requiring external support and agenda items for each HRCC meeting throughout the year. The Compensation Consultant reports directly to the Chair of the HRCC and is not engaged by management. The Compensation Consultant may, with the approval of the HRCC, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation’s practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the HRCC. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the HRCC for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the HRCC.
The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:
Table 10: Fees of the Compensation Consultant
	Year Ended December 31
	2022	2021
Executive Compensation-Related Fees(1)	C$312,108	C$272,238
All Other Fees(2)	C$—	C$14,980

(1)
Services for 2022 and 2021 included support on executive compensation matters that are part of the HRCC’s annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure, annual valuation of PSUs for accounting purposes, attendance at all HRCC meetings, and support with ad-hoc executive compensation issues that arose throughout the year). Services for 2022 also included advice on 2023 incentive plan design changes.

(2)
Other fees for 2021 included a competitive market analysis for certain of our businesses.

Compensation Process
Executive compensation is determined as part of an annual process followed by the HRCC, supported by the Compensation Consultant. The HRCC reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under the CTI and equity-based incentive grants. The HRCC evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The HRCC reviews data for the Comparator Group and other competitive market data, and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the HRCC and provides compensation recommendations. The HRCC considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs. The CEO and the other NEOs are not present at the HRCC meetings when their respective compensation is discussed.
The HRCC generally meets five times a year, in January, April, July, October and December. The annual executive compensation process typically follows the calendar outlined below:
January
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Determine achievement of the corporate performance factor (based on the Corporation’s year end results as approved by the Audit Committee) and the individual performance factors for CTI payments for the previous year

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Determine achievement of performance for the PSUs that are settled in the current year based on the end of the applicable performance period

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Approve corporate performance objectives for the CTI for the current year

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Approve performance goals for PSUs granted in the current year

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Review individual target compensation levels and approve base salary, target under the CTI and long-term incentives for the current year

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Conduct risk assessment of compensation programs

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Review scope of activity of Compensation Consultant and approve fees for the current year

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Review executive compensation disclosure

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Review the corporate goals and objectives relevant to CEO compensation and evaluate CEO performance in light of the financial and business goals and objectives approved by the Board for the previous year

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Review and approve total compensation package for CEO for the current year, including stress-test of performance-based compensation

April	• Annual compensation policy review and pension plan review • Assess performance of Compensation Consultant • Diversity and inclusion update
July
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Review and consider shareholder feedback from say-on-pay vote

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Review trends and “hot topics” in compensation governance

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Review and approve Comparator Group for the following year (based on the recommendation of the Compensation Consultant)

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Review talent management strategy and succession plans

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Conduct pay-for-performance alignment review

October	• Review market benchmark reports for the CEO and other NEOs • Review and evaluate interim performance relative to corporate goals and objectives for the current year
December
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Review and evaluate updated interim performance relative to corporate goals and objectives for the current year

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Review preliminary compensation recommendations and performance objectives for the following year, including base salary recommendations and the value and mix of equity-based incentives (NEO compensation recommendations are developed by the CEO. The CEO’s compensation recommendations are determined by the HRCC in consultation with the Compensation Consultant and the CHRO). By reviewing the compensation proposals in advance, the HRCC is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the HRCC approves the compensation proposals, revised as they deem appropriate, based on input provided at the December meeting.

•
Preliminary evaluation of individual performance relative to objectives

HRCC Discretion
The HRCC may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The HRCC did not exercise such discretion for any NEO compensation in 2022.
Compensation Risk Assessment and Governance Analysis
The HRCC, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation’s compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks; identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation’s compensation policies and practices and any proposed changes to them.
The Corporation’s compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the HRCC’s view that the Corporation’s 2022 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation’s compensation program. In reaching its opinion, the HRCC reviewed key risk-mitigating features in the Corporation’s compensation governance processes and compensation structure including the following:
Governance
Corporate Strategy Alignment	• Our executive compensation program is designed to link executive compensation outcomes with the execution of business strategy and align with shareholder interests.
Compensation Decision-Making Process	• We have formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support our pay-for-performance policy (see Compensation Objectives).
Shareholder Engagement	• We have a shareholder outreach program through which we solicit feedback on our corporate governance, executive compensation program, and other matters.
Non-binding Shareholder Advisory Vote on Executive Compensation	• We hold an annual advisory vote on executive compensation, allowing shareholders to express approval or disapproval of our approach to executive compensation.
Annual Review of Incentive Programs
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Each year, we review and set performance measures and targets for the CTI and for PSU grants under the long-term incentive plans that are aligned with the business plan and our risk profile to ensure continued relevance and applicability.

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When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually in addition to any stress-tests for new compensation programs.

External Independent Compensation Advisor
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On an ongoing basis, the HRCC retains the services of an independent compensation advisor to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership	• All of our independent directors sit on the HRCC to provide continuity and to facilitate coordination between the Committee’s and the Board’s respective oversight responsibilities.

Compensation Program Design
Review of Incentive Programs
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At appropriate intervals, we conduct a review of our compensation strategy, including pay philosophy and program design, in light of business requirements, shareholder views, market practice and governance considerations.

Fixed versus Variable Compensation
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For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long-term, equity-based incentive plans).

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The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.

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The mix of variable compensation provides a strong pay-for-performance relationship.

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The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

“One-company” Annual Incentive Plan
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Celestica’s “one-company” annual incentive plan (the CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica’s overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics
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The CTI ensures a balanced assessment of performance with ultimate payout tied to measurable corporate financial metrics.

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Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through RSUs as well as PSUs (which vest based on performance relative to both absolute and relative financial targets).

Minimum Performance Requirements and Maximum Payout Caps
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A corporate profitability requirement must be met for any payout to occur under the CTI.

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Additionally, target performance on a second performance measure must be achieved for payment above target on any other performance measure.

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Each of the CTI payouts and PSU vesting have a maximum payout of two times target.

Share Ownership Requirement
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Our share ownership guidelines require executives to hold a significant amount of our securities to help align their interests with those of shareholders’ and our long-term performance.

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This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

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In the event of the cessation of Mr. Mionis’ employment with us for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis’ amended CEO employment agreement effective August 1, 2016 (the “CEO Employment Agreement”).

Anti-hedging and Anti-pledging Policy
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Executives and directors are prohibited from: entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of our securities; purchasing our securities on margin; borrowing against our securities held in a margin account; and pledging our securities as collateral for a loan.

Clawback Policy and Provisions
•
Our Clawback Policy provides for recoupment of incentive compensation from the NEOs received during a specified period if the Corporation is required to restate financial statements due to, directly or indirectly, one or more NEOs having engaged in fraud, intentional misconduct or gross negligence or committed a material breach of the BCG Policy. Additionally, incentive compensation is subject to clawback if an executive has committed a material breach of certain post-employment provisions. See Clawback Policy and Provisions below.

“Double Trigger”	• The LTIP and Celestica Share Unit Plan (“CSUP”) provide for change‑of-control treatment for outstanding equity based on a “double trigger” requirement.
Severance Protection	• NEOs’ entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations.
Pay-For-Performance Analysis	• Periodic scenario-testing of the executive compensation programs is conducted, including a pay-for-performance analysis.
Comparator Group
Global Presence
While the Corporation is incorporated and headquartered in Canada, we have a global business strategy and we compete for executive talent worldwide. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements.
The EMS industry is highly competitive, and certain of our businesses are extensively technical and highly specialized requiring a highly skilled leadership team.
2022 Comparator Group
Our approach to executive pay benchmarking reflects our strategic direction, the evolution of our business model, and external market conditions. It is important for the comparator group that is used to benchmark compensation (the “Comparator Group”) to reflect the global scale of executive talent required to drive our strategic vision, our market for executive talent and the financial characteristics and our highly specialized and diversified operations.
A majority of our current executive officers were not recruited from the Canadian market. Our three most recent CEOs (including Mr. Mionis) and three of the four other NEOs have come from the U.S. We have no

EMS competitors in Canada, and non-EMS companies of similar size that are based exclusively within Canada do not provide the desired EMS business and operational knowledge required for the complexity of our business.
In determining the Comparator Group for 2022, the HRCC considered the following criteria, which were prepared by the Compensation Consultant:
Size/Financial Measures
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Since revenue is the financial measure that is most strongly correlated with executive pay:

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Companies with revenue generally in the range of 50% to 200% of the Corporation’s revenue were considered

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Celestica’s revenue was above the median of the Comparator Group

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Other financial measures were reviewed in addition to revenue, such as market capitalization, earnings before interest and taxes (EBIT) margin and other financial indicators which align with our strategic direction

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These financial attributes ensure the alignment of executive pay with that of companies with similar financial characteristics as well as affordability of incentive plans

Operations	• Companies with similar scope, complexity and global operations • Consideration was given to Celestica’s U.S.-based market for executive talent
Industry	• Similarly sized industry comparables were further refined based on other financial indicators • Technology companies associated with the EMS industry
Peers of peers	• Analysis of the comparator groups of certain peer companies within the EMS industry
Input from management	• Perspectives of management regarding which organizations were most relevant from a business operations and talent competitor perspective
Based on these criteria, the Compensation Consultant recommended and the HRCC approved the following Comparator Group, which is comprised of U.S.-based technology companies, to be used in the determination of 2022 executive compensation:
Table 11: Comparator Group
Benchmark Electronics Inc. Ciena Corp. CommScope Holdings Company, Inc. Curtiss-Wright Corporation Diebold Nixdorff, Incorporated Juniper Networks, Inc. Keysight Technologies Inc. NCR Corporation	NetApp, Inc. ON Semiconductor Corporation Plexus Inc. Sanmina Corporation ScanSource Inc. Seagate Technology PLC Trimble Inc. Xerox Holdings Corporation
Additionally, broader market compensation survey data for other similarly-sized organizations as well as U.S. technology companies and Canadian general industry companies with global operations provided by the Compensation Consultant was analyzed in accordance with a process approved by the HRCC. The HRCC also considered proxy disclosure for companies in the Comparator Group, as well as survey data, among other factors, in making compensation decisions for the CEO and the other NEOs.
2023 Comparator Group
As part of the annual executive compensation process, the HRCC reviewed the Comparator Group in July 2022 with respect to 2023 executive compensation, and no changes were made.

Anti-Hedging and Anti-Pledging Policy
Our Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in the market value of securities of the Corporation. Accordingly, executive officers may not sell short the Corporation’s securities, buy or sell put or call options on the Corporation’s securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in the market value of the Corporation’s securities. Executive officers are also prohibited from purchasing the Corporation’s securities on margin, borrowing against the Corporation’s securities held in a margin account, or pledging the Corporation’s securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation’s securities.
Clawback Policy and Provisions
We maintain a Clawback Policy applicable to the NEOs which provides that if the Corporation is required to restate financial statements due to, directly or indirectly, one or more NEOs having (a) engaged in fraud, intentional misconduct or gross negligence or (b) committed a material breach of the BCG Policy, the following clawbacks will apply: (i) reduction of the number or value of, or cancellation or termination of, all or any portion of incentive compensation awarded or granted to the breaching NEO in the 12 months prior to date of breach; and (ii) disgorgement or reimbursement of all or any portion of any incentive compensation paid, awarded or granted to such executive, as well as proceeds realized from any such award or grant in the 12 months prior to the date of breach.
Additionally, the Executive Policy Guidelines include provisions which provide that all incentive compensation paid or awarded to executives (including the NEOs) may be subject to clawback in the event an executive has committed a material breach of certain post-employment provisions (non-competition, non- solicitation or disclosure of confidential information). The clawbacks include reduction of the number or value of, or cancellation and termination, of all or any portion of any incentive compensation that was awarded or granted to the executive or vested, in each case in the two-year period prior to the date of breach and/or disgorgement or reimbursement of all or any portion of any incentive compensation paid, awarded or granted to such executive, as well as proceeds realized from any such award or grant, in each case in the two year period prior to the date of breach.
For the purposes of these clawbacks and recoupment, incentive compensation means, without limitation, short-term cash incentives, equity-based incentives and any other incentive-based compensation.
In addition, under the terms of all equity grants made to employees (including the NEOs) under the LTIP and the CSUP, an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, is required to be repaid to the Corporation if, within 12 months of the release date, there was a breach of certain post-employment provisions (non- competition, non-solicitation or disclosure of confidential information).
Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.
Executive Share Ownership
The Corporation has executive share ownership guidelines (the “Executive Share Ownership Guidelines”) which require specified executives to hold a multiple of their base salary in specified securities of the Corporation as shown in Table 12. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to the ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The HRCC reviewed the Executive Share Ownership Guidelines in July 2021 and no policy changes were made. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2022:

Table 12: Executive Share Ownership Guidelines
Name	Executive Share Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$24,066,037	25.3x
Mandeep Chawla	$1,650,000 (3 × salary)	$4,243,899	7.7x
Jason Phillips	$1,455,000 (3 × salary)	$5,182,047	10.7x
Todd C. Cooper	$1,455,000 (3 × salary)	$7,009,681	14.5x
Yann Etienvre	$1,455,000 (3 × salary)	$1,816,014	3.7x

(1)
Consists of: (i) SVS beneficially owned as of December 31, 2022, (ii) all unvested RSUs held as of December 31, 2022, and (iii) PSUs that settled on February 4, 2023 at 200% of target, which, on December 31, 2022, was the Corporation’s anticipated payout and at vesting was the actual payout; the value of which was determined using a share price of $11.27, the closing price of SVS on the NYSE on December 30, 2022, the last trading day of the year.

(2)
For additional details regarding Mr. Mionis’ share and share unit ownership, see his biography above under Election of Directors — Nominees for Election as Director — Robert A. Mionis.

The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis’ employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12-month period immediately following his termination date.
Compensation Elements for the Named Executive Officers
Our executive compensation program is comprised of the following elements:
Elements	Rationale
Base Salary
Provides a fixed level of compensation intended to reflect the scope of an executive’s responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels

Annual Cash Incentives	Aligns executive performance with the Corporation’s annual goals and objectives
Equity-Based Incentives
• RSUs	Provides a strong incentive for long-term executive retention
• PSUs	Aligns executives’ interests with shareholder interests and provides incentives for long-term performance
Benefits	Designed to help ensure the health and wellness of executives
Pension	Designed to assist executives in saving for their retirement
Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
Compensation Element Mix
In order to ensure that our executive compensation program is market competitive, we periodically review the program design and annually review pay levels of companies in the Comparator Group and other competitive market data. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The HRCC uses the median of the Comparator Group as a guideline when determining total target direct compensation, but is not bound to any target percentile for any specific element of compensation. In addition to competitive market data, we also consider executive compensation in the context of an executive’s level of responsibility, experience, performance relative to their internal peers and succession planning. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.
The at-risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity-based incentive plan awards are contingent upon the Corporation’s financial and operational performance and are therefore at-risk. By making a significant portion of total target direct compensation variable, the Corporation intends to continue to align NEO compensation with shareholder interests.
At-Risk Compensation
The vast majority of compensation paid to the NEOs is in the form of compensation that is variable and at-risk based on performance. A significant component of our executive at-risk pay is equity-based incentives, whose value is linked directly to the value of our SVS, ensuring alignment with the interests of shareholders. Further, CTI awards are contingent upon the Corporation’s financial and operational performance and are therefore also at-risk.
Base Salary
The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are determined with consideration given to the market median of the Comparator Group. Base salaries are reviewed annually and adjusted if appropriate, to reflect individual performance, relevant knowledge, experience and the executive’s level of responsibility within the Corporation.
Celestica Team Incentive Plan
The CTI is a broad-based annual incentive program for all eligible employees, including the NEOs. The objective of the CTI is to motivate employees to achieve our short-term corporate goals, and to reward them accordingly. The payout amount for each participant in the CTI is based on actual achievement levels with respect to: (i) a corporate performance factor (“CPF”), which is based on the achievement of specified corporate goals; and (ii) an individual performance factor (“IPF”), which is based on achievement of individual performance goals. Payouts can vary from 0% to 200% of the Target Award (as defined below) depending on performance.
Payments under the CTI are made in cash and are determined in accordance with the following formula:

CPF
At the beginning of the performance period, management sets certain corporate financial targets in alignment with the Board-approved AOP. The HRCC approves such targets once finalized, and the Corporation’s results relative to the approved targets are measured to determine the CPF at the end of the performance period.
The CPF can vary from 0% to 200%, depending on the level of achievement of the corporate financial targets, subject to the following two parameters (the “CTI Parameters”):
(1)
a separate minimum corporate profitability requirement must be achieved for the CPF to exceed zero; and

(2)
target non-IFRS operating margin must be achieved for any other measures under the CPF to pay above target.

The CTI Parameters are set in addition to the achievement of CPF corporate financial targets in order to ensure challenging goals are reflective of our current business environment and that CTI aligns with our pay-for-performance philosophy.
The CPF must be greater than zero for an executive to receive any CTI payment.

IPF
Individual contribution is recognized through the IPF component of the CTI. At the beginning of the performance period, eligible employees, including the NEOs, set individual specific goals and objectives to be achieved during the year which include both quantitative and qualitative objectives. NEOs also review their goals and objectives with the CEO in order to align the goals and objectives of the executive leadership team, and once finalized are approved by the CEO. The goals and criteria include, for example, individual performance relative to segment or company business results, ESG metrics, teamwork, leadership, execution of responsibilities and key accomplishments.
At the end of the year, an NEO’s IPF is determined through the annual performance review process which is based on an evaluation of the NEO’s performance measured against the NEO’s specific goals and criteria and is approved by the HRCC as recommended by the CEO. The CEO’s IPF is determined by the HRCC based on the Board’s assessment of the CEO’s performance measured against the CEO’s specific goals.
The IPF can increase an NEO’s CTI award by a factor of up to 1.5x, subject to an overall CTI award cap of two times the Target Award, or reduce an NEO’s CTI award to zero depending on individual performance. An IPF of less than 1.0 will result in a reduction of the CTI award payment otherwise payable, and an IPF of zero will result in no CTI Payment.

Target Incentive	The Target Incentive is a percentage of a NEO’s base salary and is determined based on competitive market data.
Target Award	The Target Award is a NEO’s Target Incentive multiplied by their base salary.
Maximum Award	Although the combination of a CPF of 200% and an IPF of 1.5x may mathematically result in an amount in excess of two times the Target Award, all CTI awards are capped at two times the Target Award.
Equity-Based Incentives
The Corporation’s equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:
•
align the NEOs’ interests with those of shareholders and incent appropriate behaviour for long-term performance;

•
reward the NEOs’ contributions to the Corporation’s long-term success; and

•
enable the Corporation to attract, motivate and retain qualified and experienced employees.

At the January meeting, the HRCC determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the trading day prior to the grant date. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation’s year-end results have been released. The mix of equity-based incentives is reviewed and approved by the HRCC each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.
Target equity-based incentives are determined using a variety of factors, including the median awards of the Comparator Group, as well as individual performance, experience and anticipated contribution to the Corporation’s strategy. In establishing the grant value of the annual equity awards for each of the NEOs, we start by assessing the median total target direct compensation of the equivalent position at companies in the Comparator Group. This data is then compared over a number of years for additional context and market trends. The HRCC also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation’s business strategies and the executive’s potential to contribute to long-term shareholder value. Also considered are the executive’s role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.
In addition to the annual equity grants, management may award equity-based incentives in order to attract new executive hires and to retain current executives in special circumstances. Such grants are reviewed in advance with the Chairs of the Board and HRCC, and are subject to ratification by the HRCC. No such grants were made to NEOs in 2022.
RSUs
NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation’s annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the HRCC in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years, based on continued employment with the Corporation. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle vested RSUs either in cash or in SVS (on a one-for-one basis). Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers — Equity Compensation Plans.
PSUs
NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation’s annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the HRCC in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle vested PSUs in either cash or SVS (on a one-for-one-basis). Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers — Equity Compensation Plans.
Stock Options
NEOs may be granted stock options under the LTIP (no stock options have been granted to the NEOs after 2015). The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.
Other Compensation
Benefits
NEOs participate in the Corporation’s health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.
Perquisites
Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to all NEOs as an integral part of the Corporation’s Short-Term Business Travel Program and is designed to maintain an individual’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from year to year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. In addition, our executives are often required to travel extensively. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities as well as to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business. Our U.S.-based NEOs have shared access to housing in Canada that the Corporation provides.
2022 Compensation Decisions
Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.
Base Salary
The base salaries for the NEOs were reviewed during 2022, and no changes were made as it was determined their respective base salaries were appropriately aligned with the median base salaries of executives with similar roles within the Comparator Group.
The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2020 through December 31, 2022:

Table 13: NEO Base Salary Changes
NEO	Year	Salary ($)	% Increase
Robert A. Mionis	2022	$950,000	—
President and Chief Executive Officer	2021	$950,000	—
	2020	$950,000	—
Mandeep Chawla	2022	$550,000	—
Chief Financial Officer	2021	$550,000	10%
	2020	$500,000	9%
Jason Phillips	2022	$485,000	—
President, CCS	2021	$485,000	5%
	2020	$460,000	—
Todd C. Cooper	2022	$485,000	—
President, ATS	2021	$485,000	5%
	2020	$460,000	—
Yann Etienvre	2022	$485,000	—
Chief Operations Officer	2021	—	—
	2020	—	—
Annual Incentive Award (CTI)
2022 Company Performance Factor
The CPF component of the CTI for 2022 was based on the achievement of specified corporate financial targets for the year (“2022 Targets”). The 2022 Targets were revenue and non-IFRS operating margin*, as these measures were determined to be aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis. As both measures were deemed to be equally important, the same weight was given to each target. The same measures and associated weight were used in 2021.
The CTI Parameters ensure that no minimum CTI payments are guaranteed. Under the first CTI Parameter, a minimum corporate profitability requirement must be achieved in order for any CTI award to be payable. Under the second CTI Parameter, a cap applies such that, in order for the revenue component of the CPF to pay above target (regardless of the actual revenue achievement level), target non-IFRS operating margin* must be achieved, which it was. Both CTI Parameters were met in 2022. In addition, CTI payments are capped at two times the Target Award.
The percentage achievement for each of the 2022 Targets was determined by interpolating between the factor that corresponds to threshold, target and maximum, as applicable. Each achievement factor was then multiplied by its weight (50%) in order to determine the weighted achievement. In light of the Corporation’s exceptional performance in a dynamic macro environment, the HRCC exercised its discretion and slightly reduced the CPF, which allowed for additional flexibility for rewarding individual performance at non-executive levels. Such CPF for 2022 was 170% using the results in the following table:
Table 14: Company Performance Factor
Measure	Weight	Threshold	Target	Maximum	Achieved Results	CPF
IFRS revenue	50%	$5,840M	$6,345M	$6,850M	$7,250M	170%
Non-IFRS operating margin*	50%	3.75%	4.50%	5.25%	4.9%

2022 Individual Performance Factor
The IPF can increase an executive’s CTI award by a factor of up to 1.5x or reduce the CTI award to zero depending on individual performance (an IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable). Notwithstanding the foregoing, CTI payments are subject to an overall maximum cap of 200% of the Target Award. The IPF is determined through the annual performance review process.
At the beginning of each year, the HRCC and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO’s goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the other NEOs is measured against the established goals and also contains qualitative elements, such that criteria for, and the amount of, the IPF remains at the discretion of the HRCC. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.
CEO
In assessing Mr. Mionis’ individual performance, the HRCC considers the Corporation’s objectives and results achieved, personal performance objectives as determined annually, as well as other factors the HRCC considers relevant to the role of CEO. Key results that were considered in determining Mr. Mionis’ IPF for 2022 are included below:
Objective	2022 Performance Results
Meet Our Commitments
•
Exceeded 2022 financial performance targets

•
Exceeded bookings targets in ATS and CCS segments with strong margin profile

•
Strengthened supply chain partnerships and helped customers navigate the challenges of global supply chain constraints

Return to Growth
•
Revenue of $7.25 billion marked a return to top-line revenue growth on an annual basis for the first time since 2018 and represented 29% growth compared to 2021

•
Highest annual non-IFRS operating margin* and non-IFRS adjusted EPS* in Celestica’s history

•
While the challenging supply chain environment contributed to increased inventory levels, a substantial portion of the increase was also attributable to strong sales growth

•
Hardware Platform Solutions (“HPS”) business continued to deliver strong results with record annual revenue of $1.83 billion in 2022, up 59% compared to 2021

•
Growth in the Lifecycle Solutions portfolio enabled increased diversification and greater exposure to markets with stickier customer relationships, high growth profiles and accretive margins

Optimize Operations
•
Continued mitigating activities such as advanced planning processes, supply chain management, and collaboration with our customers and suppliers in order to partially mitigate the impact of materials constraints

•
Matured the “Flawless Launch” initiative to ensure manufacturing readiness and success of new program ramps

•
Enhanced information security and data loss prevention controls

•
Oversaw programs focused on employee wellness and safety

Enable the Enterprise
•
Optimized the executive leadership team with the thoughtful deployment of the executive succession plan

•
Focused on talent bench strength and succession readiness for the broader organization

•
ESG program continued to earn external industry recognition such as a Platinum rating from EcoVadis, a trusted provider of business sustainability ratings for global supply chains

•
Deepened our engagement with our employees with the launch of “Employee Value Proposition” intended to also support talent attraction

•
As co-chair of Celestica’s Diversity and Inclusion Steering Committee, championed company-wide initiatives designed to improve diversity at Celestica and enable inclusive leadership

During 2022, the Corporation recognized the positive impact of the transformational plan Mr. Mionis envisioned and implemented more than five years ago. As a result of his commitment to the strategic plan, we reshaped our portfolio to establish a more resilient business by diversifying revenue towards markets with structurally higher margins and investing in capabilities to expand product life cycle services. Mr. Mionis remained resolute in his strategy and has shifted Celestica’s focus from optimization to growth, and as a result the Corporation returned to top-line annual revenue growth and finished 2022 with the highest annual non-IFRS operating margin* and non-IFRS adjusted EPS* in its history. As a result, the HRCC and the Board determined that Mr. Mionis exceeded expectations for the year, and approved an IPF of 1.35 for 2022. Although the combination of the Corporation’s CPF of 170% and Mr. Mionis’ IPF of 1.35 resulted in an amount in excess of two times the Target Award, his CTI award for 2022 was capped at two times the Target Award in accordance with the CTI plan design.
Other NEOs
The performance of the NEOs other than the CEO is assessed at year-end relative to objective measures that align with the targets for the CEO. The CEO assesses each other NEO’s contributions to the Corporation’s results, including such NEO’s contributions as a part of the senior leadership team. Based on the CEO’s assessment, the HRCC considered each NEO to have met or exceeded expectations for 2022 based on each of their individual performance and contribution to corporate goals and objectives. Factors considered in the evaluation of each NEO’s IPF included the following:
Mandeep Chawla
•
Provided financial leadership direction critical to Celestica’s record financial year

•
Effectively led risk management initiatives on a global scale

•
Evolved the Corporation’s investor relation’s strategy and deepened the engagement with the investment community

•
Effective working capital management as demonstrated by the achievement of 17.5% non-IFRS adjusted ROIC*, an increase of 360 basis points year-over-year

Jason Phillips
•
Drove strong CCS segment performance with 29% year-over-year revenue growth fueled by the HPS business

•
HPS achieved revenues of $1.83 billion, representing 59% year-over-year revenue growth

•
Maturing CCS strategy to include service provider customers for our differentiated offerings

•
Established a software design center of excellence in Chennai, India, further increasing the breadth of HPS offerings available to customers

Todd C. Cooper
•
Achieved 29% annual revenue growth in the ATS segment compared to 2021 and delivered high levels of new ATS bookings

•
Posted strong results in the Industrial business with 24% organic growth compared to 2021

•
Led successful new program ramps in our Industrial and HealthTech businesses

•
Realized targeted synergies with the integration of PCI

Yann Etienvre
•
Completed the strategic reorganization of the Operations organization to streamline operational efficiencies and enhance productivity

•
Leveraged the Celestica Operating System to drive continuous improvements and consistent processes and implemented new initiatives such as “Flawless Launch” to support program ramps

•
Deployed the “Elevate Safety” program which significantly enhanced employee safety

2022 CTI Awards
The following table sets forth information with respect to the potential and actual awards under the CTI for the NEOs during 2022:
Table 15: 2022 CTI Awards
Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance(2)	Potential Award for Target Performance(2)	Potential Maximum Award(3)	Amount Awarded	Amount Awarded as a % of Base Salary
Robert A. Mionis	150%	$0	$356,250	$1,425,000	$2,850,000	$2,850,000(4)	300%
Mandeep Chawla	100%	$0	$137,500	$550,000	$1,100,000	$1,100,000(4)	200%
Jason Phillips	80%	$0	$97,000	$388,000	$776,000	$776,000(4)	160%
Todd C. Cooper	80%	$0	$97,000	$388,000	$776,000	$659,600	136%
Yann Etienvre	80%	$0	$97,000	$388,000	$776,000	$725,560	150%

(1)
The Target Incentive for each NEO was not changed from 2021 except for Mr. Mionis whose Target Incentive was increased from 125% to 150%, in order to better align his target short-term incentives with those of CEOs within the Comparator Group.

(2)
Award amounts in these columns are calculated based on an IPF of 1.0.

(3)
Award amounts in this column represent the maximum payout under the CTI of 2x the Target Award.

(4)
Amount awarded for 2022 was capped at two times the Target Award in accordance with the CTI plan design.

In connection with his appointment as Chief Operations Officer, Mr. Etienvre was granted a one-time cash award of $475,000 during 2022. This one-time cash award was made in order to incentivize Mr. Etienvre to join the Corporation when we deemed expedient for him to transition seamlessly into a key leadership position and in recognition of the related forfeiture of a short-term incentive award from his previous employer.
NEO Equity Awards and Mix
Target equity-based incentives were determined for the NEOs with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The mix of equity in respect of 2022 compensation was comprised of 40% RSUs and 60% PSUs (consistent with recent years). See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards.
The following table sets forth equity awards granted to the NEOs on February 1, 2022 as part of their 2022 compensation:
Table 16: NEO Equity Awards
Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	231,325	346,988	—	$7,200,000
Mandeep Chawla	62,651	93,976	—	$1,950,000
Jason Phillips	54,618	81,928	—	$1,700,000
Todd C. Cooper	54,618	81,928	—	$1,700,000
Yann Etienvre	51,406	77,108	—	$1,600,000

(1)
Grants were based on a share price of $12.45, which was the closing price of the SVS on the NYSE on January 31, 2022 (the last business day before the date of grant).

(2)
Assumes achievement of 100% of target level performance.

(3)
Represents the aggregate grant date fair value of the RSUs and PSUs.

The RSUs granted in 2022 vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on February 1, 2022 was determined at the January 2022 meeting of the HRCC. The number of RSUs granted was determined using the closing price of the SVS on January 31, 2022 (the day prior to the date of grant) on the NYSE of $12.45.
PSUs granted in 2022 vest at the end of a three-year period subject to pre-determined performance criteria. For such awards, each NEO was granted a target number of PSUs (“Target Grant”). The number of PSUs that will actually vest ranges from 0% to 200% of the Target Grant and will be primarily based on the Corporation’s non-IFRS operating margin* in the final year of the three-year performance period (“OM Result”), subject to modification by the Corporation’s average annual non-IFRS adjusted ROIC* achievement over the performance period (“ROIC Factor”) and relative TSR achievement (“TSR Factor”) over the performance period in accordance with the following:
Formula	Description
Preliminary Vesting % based on OM Result
The percentage of PSUs that will vest based on the OM Result (the “Preliminary Vesting %”) can range between 0% and 200% of the Target Grant. The Preliminary Vesting % will be subject to initial adjustment based on the ROIC Factor and further adjustment based on the TSR Factor, as described below, provided that the maximum number of PSUs that may vest will not exceed 200% of the Target Grant.

Preliminary Vesting % subject to modification by a factor of either −25%, 0% or +25% based on ROIC Factor
The Corporation’s ROIC Factor will be measured relative to a pre-determined non-IFRS adjusted ROIC* range approved by the Board. The Preliminary Vesting % will not be modified if the ROIC Factor is within that pre-determined range. The Preliminary Vesting % will be increased or decreased by 25% if the ROIC Factor is above or below that predetermined range, respectively (as so adjusted, the “Secondary Vesting %”). The ROIC Factor cannot increase the actual number of PSUs that vest to more than 200% of the Target Grant.

Secondary Vesting % subject to modification by a factor ranging from −25% to +25% based on TSR Factor
TSR measures the performance of a company’s shares over time. It combines share price appreciation and dividends, if any, paid over the relevant period to determine the total return to the shareholder expressed as a percentage of the share price at the beginning of the performance period. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three-year performance period (plus any dividends) divided by the share price at the beginning of the period, where the average daily closing share price for the month of December 2021 is the beginning share price and the average daily closing price for the month of December 2024 will be the ending share price. The TSR of the Corporation is calculated in the same manner in respect of the SVS (the Corporation does not currently pay dividends).
For purposes of determining modifications to the Secondary Vesting % based on the TSR Factor, the HRCC determined that for PSUs granted in 2022, the Corporation’s TSR will be measured relative to the S&P Americas BMI Technology Hardware & Equipment Index as of January 1, 2022 (the “BMI Index”), with the addition of Flex Ltd. (the only EMS-peer company not already included in the BMI Index), that remain publicly traded on an established U.S. stock exchange for the entire performance period (the “TSR Comparators”). The BMI Index is comprised of technology hardware and equipment subsector companies with business diversification. The HRCC determined that the attributes of the BMI Index, including its alignment with both the U.S. technology peers used for overall executive compensation benchmarking and Celestica’s business models made it appropriate for PSU vesting determinations. The Corporation’s market capitalization is positioned around the median of the TSR Comparators.
After calculating the percentile rank for each TSR Comparator (by arranging the TSR results from highest to lowest), the Corporation’s TSR will be ranked against that of each of the TSR Comparators. The Secondary Vesting % will then be subject to modification (ranging from a decrease of 25% to an increase of 25%) by interpolating between the corresponding percentages immediately above and immediately below Celestica’s percentile position as set out in the table below, provided that the Corporation’s TSR performance cannot increase the actual number of PSUs that will vest to more than 200% of the Target Grant.

Formula	Description

	Celestica’s TSR Positioning	TSR Modification Factor
	90th Percentile	25%
	50th Percentile	0%
	10th Percentile	−25%

Summary	Total PSU Vesting Percentage =
(1) Preliminary Vesting % based on OM Result;
(2) Preliminary Vesting % is subject to modification by a factor of either −25%, 0% or +25%, based on ROIC Factor (Secondary Vesting %); and
	(3) Secondary Vesting % is subject to modification by a factor ranging from −25% to +25% based on TSR Factor.
Note Regarding the Use of Non-IFRS Operating Margin*
Non-IFRS operating margin* was utilized in 2022 as a performance measure for both the CPF of the CTI and for the vesting of PSUs (in each case along with other measures). However, for the CTI, annual non-IFRS operating margin* was used to measure short-term profitable growth, whereas for PSUs, the non-IFRS operating margin* target was based on the Corporation’s long-term strategic plan, as it is measured in the last year of a three-year performance period. As a result, the non-IFRS operating margin* target and the relevant time-period for achievement, are different under the CTI and PSUs, and were therefore not considered duplicative.

Performance Measures for 2023
In order to further align executive pay with our strategic focus on driving sustained growth and shareholder returns, we revisited performance measures for 2023 related to the CPF of our CTI and the vesting conditions applicable to PSUs granted in 2023. After consideration of relevant factors, including the evolution of our business over recent periods and our current strategic growth aspirations, management presented a proposal to the HRCC in October 2022 to re-design the vesting conditions applicable to PSU grants, and in December 2022 to change the corporate financial targets applicable to the CPF of the CTI.
To reflect our focus on driving profitable growth and to further strengthen the link between executive pay and our performance, the HRCC approved the following changes to our executive compensation program for 2023:
	2022	2023	Rationale for Change
CTI: CPF Performance Parameters	Non-IFRS operating margin* (50%) IFRS revenue (50%)	Non-IFRS operating margin* (40%) IFRS revenue (40%) Non-IFRS adjusted free cash flow* (20%)	The addition of non-IFRS adjusted free cash flow* is intended to incentivize our executives to maximize our working capital efficiency and better position the Corporation for business growth opportunities. However, as we continue to believe that non-IFRS operating margin* and revenue are equally aligned with the Corporation’s continuing key objectives of driving profitable growth on both a “top line” and “bottom line” basis, we have retained a substantial (and equal) weighting of those measures for the CPF in 2023.
PSU: Performance Vesting Conditions	Vesting primarily based on non-IFRS operating margin* in the final year of the three-year performance period, subject to modification by average annual non-IFRS adjusted ROIC* achievement over the three-year performance period and relative TSR achievement over the three-year performance period	Vesting primarily based on non-IFRS adjusted EPS* performance over the three-year performance period, subject to modification by relative TSR achievement over the three-year performance period.
To incentivize a continuing focus for our executives on driving profitable growth, we introduced non-IFRS adjusted EPS* as the primary performance measure for PSU vesting. We believe that utilizing non-IFRS adjusted EPS* as a performance measure will further align executive compensation with our strategic priorities, and thereby with shareholder interests. TSR will continue to be utilized as a modifier to the primary performance measure.
Performance will be measured over the three-year performance period in order to demonstrate alignment with shareholders on our long-term growth objectives.

As a result of these changes, there are no overlapping metrics between the 2023 CPF of the CTI and PSU vesting conditions.
*
This is a non-IFRS financial measure (or ratio). See About the Information in this Circular — Note Regarding Non-IFRS Financial Measures in this Circular for the definition of, and information regarding, this measure, including where to find a reconciliation of the non-IFRS financial measures, or the non-IFRS financial measures that are components of non-IFRS ratios to the most directly-comparable IFRS financial measure. Non-IFRS financial measures and ratios do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Realized and Realizable Compensation
CEO Realized and Realizable Compensation
The following table is a look back at CEO compensation that compares the total target direct compensation awarded to Mr. Mionis for the years ended December 31, 2018 through December 31, 2022 to his realized and realizable compensation for each such year.
Table 17: CEO Realized and Realizable Compensation
	Fully Realized			Not Fully Realized
	2018	2019	2020	2021	2022
Total Target Direct Compensation(1)	$9,337,500	$9,337,500	$9,337,500	$9,337,500	$9,575,000
Realized and Realizable Compensation(2)	$5,090,158(3)	$9,340,985(3)	$19,922,261(3)	$12,917,332(4)	$10,317,588(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	55%	100%	213%	138%	108%

(1)
The total target direct compensation value represents Mr. Mionis’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).

(2)
The realized and realizable value for 2018 — 2020 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2021 and 2022 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2022, and for the portion of share-based awards which had not vested by such date, an assumed value of $11.27 per share (the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned.

Compensation for 2021 and 2022 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.
(3)
The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2018	80%	26%
2019	34%	74%
2020	182%	200%
2021	116%
2022	170%

(4)
Mr. Mionis’ 2021 and 2022 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2022 value of: PSUs whose performance period does not conclude until the end of 2023 and 2024, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2021	$8,682,066
2022	$6,517,588

NEO Realized and Realizable Compensation
The following table is a look back at compensation for all NEOs that compares the total target direct compensation awarded to the NEOs for the years ended December 31, 2018 through December 31, 2022 to their realized and realizable compensation for each such year.
Table 18: NEO Realized and Realizable Compensation
	Fully Realized			Not Fully Realized
	2018	2019	2020	2021	2022
Total Target Direct Compensation(1)	$19,049,426	$19,155,708	$19,904,386	$20,267,253	$20,244,000
Realized and Realizable Compensation(2)	$10,972,171(3)	$18,973,951(3)	$40,793,197(3)	$26,862,671(4)	$22,350,033(4)
Realized and Realizable Compensation as a % of Total Target Direct Compensation	58%	99%	205%(5)	133%	110%

(1)
The total target direct compensation value represents the NEOs’ salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs).

(2)
The realized and realizable value for 2018 — 2020 represents actual salary paid, actual CTI payment and share based awards at vest date value (and demonstrates fully-realized compensation, as the vesting or performance period for all equity grants in such years has ended). The realized and realizable value for 2021 and 2022 represents actual salary paid, actual CTI payment, vest-date value for the portion of RSU grants which had vested by December 31, 2022, and for the portion of share-based awards which had not vested by such date, an assumed value of $11.27 per share (the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year) and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned. Compensation for 2021 and 2022 has only been partially realized, such that a significant portion remains realizable and is “at-risk” as described in footnote 4 below.

(3)
The following table includes the CPF for CTI awards actually paid and the vesting percentage of PSUs granted in each year:

Year	CPF under CTI	PSUs as % of Target
2018	80%	26%
2019	34%	74%
2020	182%	200%
2021	116%
2022	170%

(4)
The NEOs’ 2021 and 2022 compensation has not been fully realized and a significant portion remains “at-risk” as follows (representing the December 31, 2022 value of: PSUs whose performance period does not conclude until the end of 2022 and 2023, respectively, and RSUs granted in each such year that remain unvested):

Year	Amount Still “At-Risk”
2021	$16,952,593
2022	$12,808,873

(5)
Reflects actual CTI payment, as well as PSU vesting at 200% of target, based in each case on 2022 non-IFRS operating margin results, and in addition, with respect to PSUs, a 50% share price increase over the three-year performance period.

Total Shareholder Return
Table 19: TSR vs. NEO Compensation(1)
The following graph compares the five-year trend in the Corporation’s three-year TSR to both total target direct compensation and the realized and realizable compensation for the NEOs for each year. This look back at compensation demonstrates the comparison between actual pay and total target direct compensation intended at the time of grant. The difference between total target direct compensation and realized and realizable compensation was driven by the performance of the SVS and achievement relative to CTI and PSU performance targets, as well as changes in the reported NEOs in applicable years.
(1)
NEO total target direct compensation value represents salary, target CTI award and the target value of share-based awards (i.e., 100% for PSUs) and option awards (if applicable) for all NEOs reported in the Corporation’s management information circular each year. NEO realized and realizable value represents actual salary paid, actual CTI payment and share-based awards at vest date value (and for the portion of share-based awards that had not vested as of December 31, 2022, at an assumed value of $11.27 per share, the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year, and assumed vesting of PSUs at target performance of 100%, which may not be the ultimate amount earned).

COMPENSATION OF NAMED EXECUTIVE OFFICERS
This section contains references to non-IFRS operating margin and adjusted ROIC, which are non-IFRS ratios. See About the Information in this Circular — Note Regarding Non-IFRS Financial Measures for definitions of such non- IFRS ratios, and where to find a discussion of the exclusions used to determine such measures, how they are used, as well as a reconciliation of the historical non-IFRS financial measures that are components of non- IFRS operating margin and non-IFRS adjusted ROIC to the most directly comparable IFRS financial measures.
Summary Compensation Table
The following table sets forth the compensation of the NEOs for the years ended December 31, 2020 through December 31, 2022.
Table 20: Summary Compensation Table
					Non-equity Incentive Plan Compensation
Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis	2022	$950,000	$7,200,000	—	$2,850,000	$202,010	$143,962	$11,345,972
President and Chief	2021	$950,000	$7,200,000	—	$1,790,750	$249,200	$292,382	$10,482,332
Executive Officer	2020	$950,000	$7,200,000	—	$2,375,000	$89,735	$500,220	$11,114,955
Mandeep Chawla(7)	2022	$550,000	$1,950,000	—	$1,100,000	$100,706	$1,979	$3,702,685
Chief Financial	2021	$538,356	$1,950,000	—	$736,902	$110,942	$3,901	$3,340,101
Officer	2020	$490,492	$1,850,000	—	$784,787	$46,876	$4,399	$3,176,554
Jason Phillips(7)	2022	$485,000	$1,700,000	—	$776,000	$67,085	$18,001	$3,046,086
President, CCS	2021	$479,178	$1,700,000	—	$569,187	$80,342	$26,925	$2,855,632
	2020	$460,000	$2,000,000	—	$736,000	$29,057	$27,594	$3,252,651
Todd C. Cooper(7)(8)	2022	$485,000	$1,700,000	—	$659,600	$62,460	$18,300	$2,925,360
President, ATS	2021	$479,178	$1,900,000	—	$511,379	$80,342	$48,664	$3,019,563
	2020	$460,000	$1,600,000	—	$736,000	$29,509	$17,100	$2,842,609
Yann Etienvre(9)	2022	$485,000	$1,600,000	—	$725,560	$32,836	$488,384	$3,331,780
Chief Operations	2021	$43,849	$3,525,000	—	—	$1,399	$560	$3,570,808
Officer	2020	—	—	—	—	—	—	—

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2022 represent RSU and PSU grants made on February 1, 2022. Grants were based on a share price of $12.45, which was the closing price of the SVS on the NYSE on January 31, 2022 (the day prior to the date of the grant). Amounts in this column for 2021 represent: (i) RSU and PSU grants to all NEOs (which for Mr. Etienvre, who was not an NEO in 2021, consists of a one-time RSU grant (with a grant date fair value of $3,525,000), made on December 10, 2021 in connection with the commencement of his employment as an advisor to Celestica (see footnote 9 below) in a timely manner, and in recognition of his forfeiture of unvested equity from his previous employer) and, (ii) an additional RSU grant (with a grant date fair value of $200,000) to Mr. Cooper in order to recognize his leadership through unprecedented, prolonged conditions within our operations as a result of COVID-19. All grants in 2021 were made on February 2, 2021, and were based on a share price of $8.10, which was the closing price of the SVS on the NYSE on February 1, 2021 (the day prior to the date of the grant) except for the one-time grant made to Mr. Etienvre, which was based on a share price of $10.57, which was the closing price of the SVS on the NYSE on December 9, 2021 (the last business day prior to the date of the grant). Amounts in this column for 2020 represent RSU and PSU grants to all NEOs, and an additional grant to Mr. Phillips’ of a performance award of $400,000 in PSUs, all made on February 4, 2020. The 2020 grants were based on a share price of $8.89, which was the closing price of the SVS on the NYSE on February 3, 2020 (the day prior to the date of the grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2022, and see Compensation Discussion and Analysis — 2022 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Grants made in-year are reported for such year.

(2)
The estimated accounting fair value of the share based awards is calculated using the market price of SVS as defined under each of the plans and in the case of PSUs, various fair value pricing models may apply. The accounting fair values for the PSU portion of the share based awards in Table 20 reflect various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value of the RSU portion of the share based awards in Table 20 is the same as their accounting fair value. The grant date fair value for the PSU portion of the share based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for all share based awards in the table assumed a zero forfeiture rate. The number of PSUs granted in 2020 — 2022 that will actually vest will range from 0% to 200% of the target number granted and will be primarily based on the Corporation’s OM Result in the final year of the three-year performance period, subject to modification by the Corporation’s ROIC Factor and TSR Factor over the performance period, as described in detail under NEO Equity Awards and Mix above. 200% of the target amount of PSUs granted in 2020 settled in February 2023. For PSUs granted in 2020 — 2022, the Corporation’s TSR is measured relative to that of companies in the BMI Index, with the addition of Flex Ltd, that remain publicly traded on an established U.S. stock exchange for the entire performance period. The Corporation estimated the grant date fair value of the TSR Factor using a Monte Carlo simulation model. The number of awards expected to be earned was factored into the grant date Monte Carlo valuation for the award. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on TSR. The grant date fair value for the non-TSR based performance measurement and modifier was based on the market value of our SVS at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The accounting grant date fair value is not subsequently adjusted regardless of the eventual number of awards that were earned based on the market performance condition.
(3)
There were no stock options granted to the NEOs in 2020, 2021 or 2022.

(4)
Amounts in this column represent CTI awards made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the CTI.

(5)
Amounts in this column represent Celestica’s contributions to defined contribution pension plans (other than 401(k) plans) on behalf of the NEOs — see Pension Plans for a full description of the plans. Contributions for Messrs. Mionis, Phillips, Cooper and Etienvre are reported in U.S. dollars. Contributions for Mr. Chawla are reported in U.S. dollars, having been converted from Canadian dollars at the average exchange rate for 2022 of $1.00 equals C$1.3014.

(6)
Amounts in this column for Mr. Mionis include amounts for items provided for under the CEO Employment Agreement, which for 2022 included tax equalization payments of $110,458. For 2021, the amount in this column for Mr. Mionis included tax equalization payments of $189,260 and housing expenses of $75,080 while in Canada. For 2020, the amount in this column for Mr. Mionis included tax equalization payments of $400,602 and housing expenses of $72,196 while in Canada. Amounts in this column for Mr. Phillips for 2022 consist of a 401(k) contribution of $18,001. Amounts in this column for Mr. Phillips for 2021 include a tax equalization payment of $9,340 and a 401(k) contribution of $17,085. Amounts in this column for Mr. Phillips for 2020 consisted of a tax equalization payment of $10,121 and a 401(k) contribution of $16,973. Amounts in this column for Mr. Cooper for 2022 consisted of a 401(k) contribution of $18,300. Amounts in this column for Mr. Cooper for 2021 consisted of a tax equalization payment of $31,264 and a 401(k) contribution of $17,400. Amounts in this column for Mr. Cooper for 2020 consisted of a 401(k) contribution of $17,100. Amounts in this column for Mr. Etienvre for 2022 include the one-time cash award of $475,000 paid to him in connection with his appointment as Chief Operations Officer to incentivize him to join the Corporation when we deemed expedient for him to transition seamlessly into a key leadership position, and in recognition of the related forfeiture of a short-term incentive award from his previous employer. In accordance with the Corporation’s Short-Term Business Travel Program, tax equalization payments for all NEOs were made to maintain each NEO’s tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global, and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments under certain circumstances in order to attract and retain non-Canadian executive officers with specific capabilities and to ensure that our executives do not incur any additional tax burden as a result of the business travel necessitated by the global nature of our business.

(7)
In 2021, the HRCC approved increases to the base salaries of Messrs. Chawla, Phillips and Cooper in order to align their respective base salaries with the median base salary of executives with similar roles within the Comparator Group. In April 2020, Mr. Chawla’s base salary was increased to better align it with the median base salary of CFOs within the Comparator Group, and to reflect the expanded scope of his responsibilities to include additional functional areas.

(8)
Mr. Cooper was appointed President, ATS effective January 1, 2022.

(9)
Mr. Etienvre was appointed Chief Operations Officer effective January 1, 2022 prior to which he served on an advisory basis in November and December of 2021.

Option-Based and Share-Based Awards
The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2022.
Table 21: Outstanding Option-Based and Share-Based Awards(1)
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)	Number of Shares or Units that have not Vested (#)(2)	Payout Value of Share- Based Awards that have not Vested at Minimum ($)(3)	Payout Value of Share- Based Awards that have not Vested at Target ($)(3)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(3)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—
Feb. 4, 2020	—	—	—	—	485,939	—	$5,476,533	$10,953,066	—
Feb. 2, 2021	—	—	—	—	770,370	$2,671,407	$8,682,070	$14,692,733	—
Feb. 1, 2022	—	—	—	—	578,313	$2,607,033	$6,517,588	$10,428,143	—
Total	298,954	—	—	—	1,834,622	$5,278,440	$20,676,191	$36,073,942	—
Mandeep Chawla
Feb. 4, 2020	—	—	—	—	124,859	—	$1,464,076	$2,928,152	—
Feb. 2, 2021	—	—	—	—	208,641	$752,763	$2,446,490	$4,140,216	—
Feb. 1, 2022	—	—	—	—	156,627	$734,635	$1,836,582	$2,938,529	—
Total	—	—	—	—	490,127	$1,487,398	$5,747,148	$10,006,897	—
Jason Phillips
Feb. 4, 2020	—	—	—	—	107,986	—	$1,217,002	$2,434,004	—
Feb. 2, 2021	—	—	—	—	181,892	$630,748	$2,049,923	$3,469,098	—
Feb.1, 2022	—	—	—	—	136,546	$615,545	$1,538,873	$2,462,202	—
Total	—	—	—	—	426,424	$1,246,293	$4,805,798	$8,365,304	—
Todd C. Cooper
Feb. 4, 2020	—	—	—	—	107,986	—	$1,217,002	$2,434,004	—
Feb. 2, 2021	—	—	—	—	206,583	$909,016	$2,328,190	$3,747,365	—
Feb. 1, 2022	—	—	—	—	136,546	$615,545	$1,538,873	$2,462,202	—
Total	—	—	—	—	451,115	$1,524,561	$5,084,065	$8,643,571	—
Yann Etienvre
February 2, 2021	—	—	—	—	280,133	902,028	3,157,099	5,412,170	—
February 1, 2022					128,514	579,346	1,448,353	2,317,360
Total	—	—	—	—	408,647	1,481,374	4,605,452	7,729,530	—

(1)
See Compensation Discussion and Analysis — 2022 Compensation Decisions — Equity-Based Incentives for a discussion of the equity-based grants.

(2)
Includes unvested RSUs, as well as PSUs (i) granted in 2020 that settled on February 4, 2023 at 200% of target, which, upon vesting on December 31, 2022 was the Corporation’s anticipated payout and at settlement was the actual payout; and (ii) granted in 2021 and 2022, which all remain unvested, assuming achievement of 100% of target level performance.

(3)
Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Mr. Chawla were determined using a share price of C$15.26, which was the closing price of the SVS on the TSX on December 30, 2022, the last trading day of the year, converted to U.S. dollars at the average exchange rate for 2022 of $1.00 equals C$1.3014. Payout values for Messrs. Mionis, Phillips, Cooper and Etienvre were determined using a share price of $11.27, which was the closing price of the SVS on the NYSE on December 30, 2022, the last trading day of the year.

The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2022 and the value of annual incentive awards earned in respect of 2022 performance.
Table 22: Incentive Plan Awards — Value Vested or Earned in 2022
Name	Option-based Awards — Value Vested During the Year ($)	Share-based Awards — Value Vested During the Year ($)(1)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(2)
Robert A. Mionis	—	$8,709,722	$2,850,000
Mandeep Chawla	—	$2,071,996	$1,100,000
Jason Phillips	—	$2,389,014	$776,000
Todd C. Cooper	—	$1,956,234	$659,600
Yann Etienvre	—	$584,878	$725,560

(1)
Amounts in this column reflect: (i) share-based awards released in 2022 for Messrs. Mionis, Phillips, Cooper and Etienvre based on the settlement prices of the SVS as follows:

Type of Award	Vesting Date	Price
PSU	February 7, 2022	$11.83
RSU	February 2, 2022	$12.61
RSU	February 4, 2022	$12.09
PSU	April 1, 2022	$11.91
RSU	December 1, 2022	$11.15
RSU	December 12, 2022	$10.96
and (ii) share-based awards released in 2022 for Mr. Chawla based on the settlement prices of the SVS as follows:
Type of Award	Vesting Date	Price
PSU	February 7, 2022	C$15.05
RSU	February 2, 2022	C$16.14
RSU	February 4, 2022	C$15.44
RSU	December 1, 2022	C$15.15
Certain values in this column were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2022 of $1.00 equals C$1.3014. With respect to previously-issued PSUs that settled in 2022, the overall vesting percentage was 74% based on the Corporation’s non-IFRS operating margin, non-IFRS adjusted ROIC and TSR performance.
(2)
Consists of payments under the CTI made on February 17, 2023 in respect of 2022 performance. See Compensation Discussion and Analysis — 2022 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 20 under the column “Non-equity Incentive Plan Compensation — Annual Incentive Plans.”

No gains were realized by NEOs from exercising stock options in 2022.

Securities Authorized for Issuance Under Equity Compensation Plans
Table 23: Equity Compensation Plans as at December 31, 2022
Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)
Equity Compensation Plans Approved by Securityholders	LTIP (Options)	393,472	C$16.76	N/A(2)
	LTIP (RSUs)	65,989	N/A	N/A(2)
	LTIP (PSUs)	—	N/A	N/A(2)
	Total(3)	459,461	C$16.76	9,476,554(2)

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.

(2)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.

(3)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 0.377% of the total number of outstanding shares at December 31, 2022 (LTIP (Options) — 0.323%; LTIP (RSUs) — 0.054%; and LTIP (PSUs) — 0.0%).

Equity Compensation Plans
Long-Term Incentive Plan
The LTIP (which was approved by the Corporation’s shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since it was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights (“SARs”) to employees and consultants of the Corporation and affiliated entities (and all such awards other than stock options to directors).
Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 21, 2023, 19,295,501 SVS have been issued from treasury, 393,472 SVS are issuable under outstanding stock options, 63,194 SVS are issuable under outstanding RSUs, and no SVS are issuable under outstanding PSUs. Accordingly, as of February 21, 2023, 9,704,499 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP. In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.
As of February 21, 2023, the Corporation had a “gross overhang” of 7.4% under the LTIP. “Gross overhang” refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding equity-based awards under the LTIP. The Corporation’s “net overhang” (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees and outstanding RSU grants to directors relative to the total number of shares outstanding) was 0.4%.
As of December 31, 2022, the Corporation had an “overhang” for stock options of 7.4%, representing the number of shares reserved for issuance from treasury for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.
The Corporation had a “burn rate” for the LTIP for each of the years 2022, 2021 and 2020, of 0.0%, 0.1% and 0.0%, respectively. “Burn rate” is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee- related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS.
Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant date. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.
The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant’s spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.
Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.
Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount granted). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time and/or performance-based conditions as may be determined by the Board of Directors in its discretion. Under the LTIP, the Corporation may authorize grantees to settle vested RSUs or PSUs either in cash or SVS. Absent such permitted election, RSUs and PSUs will be settled in SVS. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long-term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs, which have time-based vesting conditions or PSUs, which have performance-based vesting conditions over a specified period. In the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.
The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:
(a)
increasing the maximum number of SVS that may be issued under the LTIP;

(b)
reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

(c)
extending the term of any outstanding stock option or SAR;

(d)
expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

(e)
amending the LTIP to provide for other types of security-based compensation through equity issuance;

(f)
permitting a stock option to have a term of more than ten years from the grant date;

(g)
increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

(h)
increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation’s total issued and outstanding SVS and MVS);

(i)
adding to the categories of participants who may be eligible to participate in the LTIP; and

(j)
amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.
The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:
(a)
clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

(b)
a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option’s termination date beyond such date; and

(c)
a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Celestica Share Unit Plan
The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. Issuances under the CSUP may be settled in cash or SVS at the discretion of the Corporation. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the HRCC. There is no “burn rate” for the CSUP because issuances under the CSUP are not from treasury and are therefore non-dilutive.

Pension Plans
The following table provides details of the amount of Celestica’s contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2022 for each NEO.
Table 24: Defined Contribution Pension Plan
Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis(2)	$1,517,880	$202,010	$1,373,254
Mandeep Chawla(2)	$549,675	$100,706	$585,454
Jason Phillips	$583,149	$67,085	$517,344
Todd C. Cooper	$224,811	$62,460	$246,656
Yann Etienvre	$1,399	$32,836	$34,639

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation’s accrued obligations during the year ended December 31, 2022.

(2)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in last year’s management information circular for Messrs. Mionis and Chawla is attributable to different exchange rates used in last year’s management information circular and in this Circular. The exchange rate used in last year’s management information circular was $1.00 = C$1.2533.

Canadian Pension Plans
Mr. Chawla participates in the Corporation’s registered pension plan for Canadian employees (the “Canadian Pension Plan”) which is a defined contribution plan. The Canadian Pension Plan allows employees to choose how the Corporation’s contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Mr. Chawla also participates in an unregistered supplementary pension plan (the “Canadian Supplementary Plan”). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.
U.S. Pension Plans
Messrs. Mionis, Phillips, Cooper and Etienvre participate in the Corporation’s U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the U.S. Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2022 was $20,500 (plus an additional $6,500 for an individual over the age of 50). Messrs. Mionis, Phillips, Cooper and Etienvre also participate in a supplementary retirement plan that is also a defined contribution plan (the “U.S. Supplementary Plan”). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant’s salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis, Phillips, Cooper and Etienvre, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.
Termination of Employment and Change in Control Arrangements with Named Executive Officers
The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO’s employment, and to provide a retention incentive in the event of a change in control scenario.
Mr. Mionis
The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a “double trigger” provision) where good reason includes, without limitation, a material adverse change in position or duties or a specified reduction(s) in total compensation (including base salary, equity and CTI award). A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.
The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the CPF of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.
Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (b) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (c) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (d) vacation pay earned but unpaid up to and including the date of termination; (e) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (f) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.
The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.
The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2022, or if his employment had been terminated on December 31, 2022 as a result of a change in control, retirement or termination without cause (or with good reason).
Table 25: Mr. Mionis’ Benefits
	Cash Portion	Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Termination without Cause/with Good Reason or Change in Control with Termination	$4,750,000	—	$540,620	$5,290,620
Change in Control with no Termination or Retirement	—	—	—	—

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

(2)
Other benefits consist of group health benefits and pension plan contributions.

Messrs. Chawla, Phillips, Cooper and Etienvre
Messrs. Chawla, Phillips, Cooper and Etienvre are subject to the Executive Policy Guidelines which provide the following:
Termination without cause
•
eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year (“Eligible Earnings”), subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•
(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination without cause within two years following a change in control of the Corporation (“double trigger” provision)
•
eligible to receive a severance payment up to two times Eligible Earnings, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•
(a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

Termination with cause	• no severance benefit is payable • all unvested equity is forfeited on the termination date

Retirement
•
(a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs

Resignation
•
no severance benefit is payable

•
(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the resignation date and (b) all unvested RSUs and PSUs are forfeited on the resignation date

Additionally, the Executive Policy Guidelines provide that executives whose employment has been terminated will have their pension and benefits coverage treated according to the terms of the plans in which they participate.
The entitlements described in the above table are only conferred on eligible executives who fulfill certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.
The following tables summarize the incremental payments to which Messrs. Chawla, Phillips, Cooper and Etienvre would have been entitled upon a change in control occurring on December 31, 2022, or if their employment had been terminated on December 31, 2022 as a result of a change in control, retirement or termination without cause.
Table 26: Mr. Chawla’s Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$2,200,000	—	—	$2,200,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 27: Mr. Phillips’ Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 28: Mr. Cooper’s Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,746,000	—	—	$1,746,000
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 29: Mr. Etienvre’s Benefits
	Cash Portion(1)	Value of Option-Based and Share-Based Awards(2)	Other Benefits	Total
Termination without Cause or Change in Control with Termination	$1,040,158	—	—	$1,040,158
Change in Control with no Termination or Retirement	—	—	—	—

(1)
Amounts in this column assume a maximum severance payment of two times Eligible Earnings but the actual amounts payable could be less.

(2)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Performance Graph
The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2017 to December 31, 2022.
Table 30: Performance Graph
An investment in the Corporation on December 31, 2017 would have resulted in a 16% increase in value over the five-year period ended December 31, 2022 compared with a 39% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period. Over the same five-year period, annual compensation for the NEOs as reported in the applicable Summary Compensation Tables (actual salary paid, actual CTI payments and the grant-date fair value of long-term incentive awards (at target in the case of PSUs) granted in the respective years) increased by 33%. This increase is reflective of many factors, including changes in the identities of the NEOs since 2017, the increased responsibilities of certain continuing NEOs over such time period, as well as the differences in the actual CTI payments in 2017 based on a CPF of 83% versus 2022 based on a CPF of 170%.
In 2022, Celestica’s annual TSR outperformed the S&P/TSX Composite Total Return Index by 7% and outperformed the average of the companies in the 2022 Comparator Group by 22%. In the medium to long-term, compensation of the NEOs is directly impacted by the market value of the SVS, as a significant portion of such NEO compensation is comprised of RSUs and PSUs, the value of which are tied to the market value of the SVS. We believe the realized value of the long-term incentives granted to NEOs, and the performance of the PSUs in particular (the vesting of which is based on the achievement of specified performance metrics over a three-year performance period), demonstrate the alignment of pay-for-performance. In addition to TSR, the achievement of the Corporation’s strategic objectives and other financial measures (such as revenue and non-IFRS operating margin) are used to assess the alignment of our executive pay with the Corporation’s performance. See Realized and Realizable Compensation above.

DELIVERY OF MEETING MATERIALS AND VOTING INFORMATION

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation for the ensuing year, the appointment of an auditor for the Corporation for the ensuing year, authorization of the Board to fix the auditor’s remuneration, an advisory resolution on the Corporation’s approach to executive compensation, and any other matters as may properly be brought before the Meeting, or any adjournment(s) or postponement(s) thereof.

The Corporation’s Board of Directors and management recommend that you vote in favour of each of the nominees for election as directors of the Corporation for the ensuing year, in favour of the appointment of KPMG LLP as auditor of the Corporation for the ensuing year, in favour of the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation’s approach to executive compensation.
Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation’s management is soliciting your proxy. All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid.

Q.
WHAT IS NOTICE-AND-ACCESS?

A.
In our continuing effort to reduce environmental impacts and increase sustainability, we have adopted the “notice-and-access” procedures permitted under applicable Canadian securities laws for distribution of the Circular and the Meeting Materials to both registered and non-registered shareholders. Under the notice-and-access procedures, instead of sending paper copies of the Circular and the Meeting Materials, shareholders who held shares as of March 10, 2023, the record date for the Meeting, will be able to access and review these materials online. Shareholders will receive the Notice of Availability of Meeting Materials (“Notice”) in the mail explaining how to access this Circular electronically and how to request a paper copy. A form of proxy for registered shareholders or a voting instruction form for non-registered (beneficial) shareholders will be included with the Notice with instructions on how to vote your shares. The principal benefit of the notice-and access-procedures is that they reduce costs and the environmental impact of producing and distributing large quantities of paper documents that are ultimately discarded.

The Corporation will not use procedures known as “stratification” in relation to the use of the notice- and-access delivery model. Stratification occurs when a reporting issuer using notice-and-access provides a paper copy of the management information circular to some shareholders with the Notice. In relation to the Meeting, all of the non-registered shareholders of the Corporation will receive the required documentation under notice-and-access, which will not include a paper copy of this Circular. Shareholders are reminded to review this Circular before voting.
If you have any questions about notice-and-access, please call 1-877-907-7643 or from outside North America 1-303-562-9305 for service in English and 1-303-562-9306 for service in French.
Q.
HOW DO I ACCESS THE CIRCULAR ELECTRONICALLY?

A.
The Circular and other relevant materials are available on the Corporation’s website at www.celestica.com/shareholder-documents and will remain there for one full year after the date this Circular was filed on SEDAR. The Circular will also be available under the Corporation’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Q.
HOW DO I GET A PAPER COPY OF THE MEETING MATERIALS?

A.
You may request paper copies of this Circular and our 2022 20-F at no cost up to one year from the date that this Circular was filed on SEDAR. In order to receive a paper copy before the date of the Meeting, your request should be received at least 10 days prior to the date of the Meeting.

Prior to the Meeting, registered shareholders may request paper copies of this Circular and our 2022 Form 20-F by calling the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), toll-free at 1-866-962-0498 or direct, from outside of North America at 514-982-8716 and entering your Control Number as indicated on your form of proxy.
Prior to the Meeting, non-registered shareholders may request paper copies of this Circular and our 2022 20-F by visiting www.proxyvote.com or by calling 1-877-907-7643 (toll free in Canada and the United States) and entering the control number located on the voting instruction form provided to you and following the instructions. If you are calling from outside Canada or the United States, or you do not have a 16-digit control number, you can call (English) 1-303-562-9305 or (French) 1-303-562-9306 to request a paper copy of the Meeting Materials/Circular.
If you request a paper copy of this Circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote at the Meeting.
Following the Meeting, you may request paper copies of the Meeting Materials by calling Broadridge Investor Communication Solutions (“Broadridge”) at 1-877-907-7643 within North America, or direct, from outside of North America at 1-303-562-9305 (English) and 1-303-562-9306 (French).
Q.
WHO IS ENTITLED TO VOTE?

A.
Any holder of SVS or MVS of the Corporation at the close of business on March 10, 2023 or such holder’s duly appointed proxyholders or representatives are entitled to vote.

As at February 21, 2023, 102,884,648 SVS (which carry one vote per share and collectively represent 18.1% of the voting power of the Corporation’s securities) and 18,600,193 MVS (which carry 25 votes per share and collectively represent 81.9% of the voting power of the Corporation’s securities) were issued and outstanding.
Q.
WHY ARE WE HAVING A VIRTUAL ONLY MEETING?

A.
We will hold the Meeting in a virtual-only format, which will be conducted over the internet via live audio-only webcast. We intend to hold the virtual Meeting in a manner that affords you opportunities to participate, substantially similar to those you would have at an in-person meeting. We believe that hosting a virtual Meeting will facilitate shareholder attendance and participation by enabling shareholders to participate remotely from any location around the world. It also is a more cost-efficient and environmentally friendly way to engage with shareholders. The platform for the Meeting will provide shareholders the ability to listen to the Meeting live, submit questions and submit their vote during the Meeting.

Q.
HOW DO I ATTEND THE MEETING?

A.
We will hold the Meeting in a virtual-only format, which will be conducted over the internet via live audio-only webcast at https://meetnow.global/MR6KD4X. You will not be able to attend the Meeting in person. We encourage you to access the Meeting prior to the start time. Online access will begin at 9:00 a.m. EDT. Instructions on how to connect and participate in the Meeting are described herein and posted on the Corporation’s website at www.celestica.com/shareholder-documents.

In order to participate online, Registered Shareholders must have a valid 15-digit Control Number and duly appointed Appointees must have received an email from Computershare containing an Invitation Code. Voting at the Meeting will only be available for shareholders or their registered Appointees, subject to the procedures described under How Do I Exercise My Vote (and by When) if I am a Registered Shareholder? and How Do I Vote If I Am a Non-Registered Shareholder? Registered Shareholders who have appointed and registered an Appointee may attend the Meeting by clicking “Guest” and completing the online form but will be unable to participate in, or vote at, the Meeting. Non-registered shareholders who have not appointed and registered themselves or who have appointed and registered an Appointee may attend the meeting by clicking “Guest” and completing the online form, but will be unable to participate in, or vote at, the Meeting. See Can a Registered Shareholder Appoint Someone Other Than the Proxy Nominees To Vote Their Shares At The Meeting? below for further information about Appointees.
Q.
CAN A REGISTERED SHAREHOLDER APPOINT SOMEONE OTHER THAN THE PROXY NOMINEES TO VOTE THEIR SHARES AT THE MEETING?

A.
Yes, you may appoint an individual or company other than the Proxy Nominees to vote your shares at the Meeting (such individual or authorized representative of such company shall be referred to herein as an “Appointee”). Write the name of the Appointee of your choice in the blank space provided in the form of proxy. The Appointee whom you choose need not be a shareholder.

If you appoint an Appointee to represent you at the Meeting, you must first submit your form of proxy appointing such Appointee; then register your Appointee. Registering your Appointee is an additional step you need to take after submitting your proxy to appoint your Appointee in order for your Appointee to vote your shares at the Meeting. If you fail to register your Appointee, your Appointee will not receive an Invitation Code, and will be unable to participate in, or vote at, the Meeting. To register an Appointee, you MUST visit https://www.computershare.com/Celestica by no later than 9:30 a.m. EDT on April 25, 2023 and provide Computershare with your Appointee’s contact information, so that Computershare may provide your Appointee with an Invitation Code via email.
A proxy can be submitted to Computershare either in person, or by mail or courier, to: Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
OR
via internet at www.investorvote.com.
The proxy must be deposited with Computershare by no later than 9:30 a.m. EDT on April 25, 2023, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, with or without notice. The Chair is under no obligation to accept or reject any particular late proxy.
Without an Invitation Code, Appointees will not be able to vote at the meeting.
Please ensure that the Appointee you have appointed is attending the Meeting and is aware that such Appointee will be voting your shares.
Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN) IF I AM A REGISTERED SHAREHOLDER?

A.
If you are a registered shareholder, you may exercise your right to vote by: attending and voting your shares online at the virtual Meeting (personally or through an Appointee); by mailing in the form of proxy; or by voting by telephone or internet.

Registered shareholders will receive a 15-digit Control Number via the form of proxy provided by Computershare, to enable them to vote by telephone or internet. Registered Shareholders will also receive an e-mail notification containing such Control Number. If a registered shareholder has duly appointed an Appointee to represent such shareholder at the Meeting, such Appointee must be registered in order for such Appointee to receive an Invitation Code from Computershare to participate in the Meeting. See above under Can a Registered Shareholder Appoint Someone Other Than the Proxy Nominees to Vote Their Shares at the Meeting? for additional detail. Registered shareholders (or such Appointees) who were assigned a Control Number or Invitation Code by Computershare will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/MR6KD4X prior to the start of the Meeting to login. Registered Shareholders or duly appointed Appointees can participate in the Meeting by clicking “Shareholder” (in the case of Registered Shareholders) and entering a Control

Number and “Invitation” and entering an Invitation Code (in the case of Appointees) before the start of the Meeting. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. If you (or your duly-appointed Appointee) vote your shares online at the virtual Meeting, such vote will be taken and counted at the Meeting. See How do I Attend the Meeting? below for instructions on how to attend the Meeting (but not participate in, or vote at the Meeting) if you have appointed an Appointee.
If you choose to vote your shares using the form of proxy, your duly executed form of proxy must be received by Computershare at: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 9:30 a.m. (EDT) on Tuesday, April 25, 2023. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting.
If you choose to vote your shares by telephone or internet, your vote must be received no later than 9:30 a.m. (EDT) on Tuesday, April 25, 2023.
The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, with or without notice. The Chair is under no obligation to accept or reject any particular late proxy. Non-registered shareholders should refer to How Do I Vote If I Am a Non-Registered Shareholder? below.
Q.
MUST I INFORM ANYONE OF MY INTENT TO ATTEND THE MEETING?

A.
No. The Meeting will be held virtually and no advanced notice of attendance is required.

Q.
HOW DO I ASK QUESTIONS DURING THE MEETING?

A.
Registered Shareholders or their registered Appointees will have opportunities to participate, substantially similar to those they would have at an in-person meeting.

Only Registered Shareholders or registered Appointees may submit questions (or vote) while connected to the Meeting on the Internet. If you wish to submit a question, you may do so by logging into the virtual meeting platform at https://meetnow.global/MR6KD4X, typing the question into the Q&A tab at the top of the screen. Registered Shareholders attending as guests and non-Registered Shareholders who have not appointed themselves or an Appointee may attend the Meeting but will be unable to submit questions or vote at the Meeting. See How Do I Exercise My Vote (and by When) if I am a Registered Shareholder? and How Do I Vote If I Am a Non-Registered Shareholder? for further information on how to vote and submit questions during the Meeting. Additional information regarding the ability of participants to ask questions during the Meeting will be made available within the virtual Meeting platform by clicking on the “Documents” tab at the top right of the screen.
The Chair of the Meeting or members of management present at the Meeting will respond to questions from Registered Shareholders or registered Appointees relating to a matter to be voted on at the Meeting before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the question period. For any submissions made but not addressed during the question period following the end of the Meeting, a member of the Corporation’s management will attempt to contact such shareholder to respond to the submission to the extent the shareholder has provided an email address within their submission.
Q.
WHAT IF I HAVE TECHNICAL DIFFICULTIES ACCESSING THE MEETING?

A.
If shareholders (or their Appointees) encounter any difficulties accessing the Meeting during the check-in or meeting time, they may attend the Meeting by clicking “Guest” and completing the online form. The virtual Meeting platform is fully supported across browsers (Edge, Firefox, Chrome, and Safari), and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their Appointees) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting.

Q.
WHAT IF A REGISTERED SHAREHOLDER SIGNS THE FORM OF PROXY ENCLOSED WITH THE NOTICE?

A.
Signing the form of proxy gives authority to the Proxy Nominees (Mr. Michael M. Wilson or Mr. Robert A. Mionis or their designees), to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person’s name on the form of proxy.

Q.
HOW WILL THE SHARES OF REGISTERED SHAREHOLDERS BE VOTED AT THE MEETING IF THEY GIVE THEIR PROXY TO THE PROXY NOMINEES?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the Proxy Nominees in the form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot. If you specify a choice with respect to any matter to be acted upon, such shares will be voted accordingly.

The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify an Appointee other than the Proxy Nominees to vote your shares, your shares will be voted in favour of the election to the Corporation’s Board of each of the nominees proposed by management for the ensuing year, in favour of the appointment of KPMG LLP as the Corporation’s auditor for the ensuing year, in favour of the authorization of the Board to fix the auditor’s remuneration, in favour of the advisory resolution on the Corporation’s approach to executive compensation, and as the Proxy Nominees may determine in their best judgment with respect to any other matters that may be properly come before the Meeting or any adjournment(s) or postponement(s) thereof.
Q.
IF REGISTERED SHAREHOLDERS CHANGE THEIR MIND, CAN THEY REVOKE THEIR PROXY ONCE IT HAS BEEN GIVEN?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke your proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation or other legal entity, by a duly authorized officer or attorney of such corporation or legal entity, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the principal executive office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Note that your or your Appointee’s participation online at the Meeting in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote. If you are using a 15-digit Control Number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The form of proxy confers discretionary authority upon the Proxy Nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

As of the date of this Circular, the Corporation’s management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the Proxy Nominees will be voted on such matters in accordance with their best judgment.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an “Intermediary”), holds the shareholder’s shares on behalf of the shareholder.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Corporation is distributing (i) a notice of the internet website location where shareholders may access the Notice of Meeting and this Circular and (ii) either a form of proxy or voting instruction form to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward such materials to each non-registered shareholder. Such Intermediaries often use a service company (such as Broadridge), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the Notice and a form of proxy or voting instruction form to each “non- objecting beneficial owner” and each “objecting beneficial owner” (as those terms are defined in NI 54-101).
If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must follow the instructions on the voting instruction form to vote by telephone or internet, or complete, sign and return the voting instruction form in accordance with the instructions, and within the timeline (which will likely be earlier than 9:30 a.m. (EDT) on Tuesday, April 25, 2023), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.
As a non-registered holder, if your shares are held through a broker who is a member of the NYSE and you do not return the voting instruction form, your broker will not have the discretion to vote your shares on any “non-routine” matters, as defined under NYSE rules. Therefore, it is important that you instruct your broker or other Intermediary how to vote your shares. If such broker doesn’t receive voting instructions as to a non-routine proposal (all proposals, other than the proposal to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration, are “non-routine” matters under NYSE rules), a “broker non-vote” with respect to such shares occurs, and such shares will not be taken into account in determining the outcome of the non-routine proposal.
Should you, as a non-registered shareholder (other than U.S. resident non-registered shareholders — see below), wish to attend the Meeting and vote your shares at the Meeting, or have an Appointee vote your shares on your behalf at the Meeting, you should fill in your own name or the name of your Appointee, as the case may be, in the space provided on the form of proxy or voting instruction form provided by the Intermediary. An Intermediary’s voting instruction form will likely provide corresponding instructions as to how you (or your Appointee) can participate in, and cast your vote at the Meeting. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance. If you wish to vote your shares at the Meeting or designate an Appointee to attend the Meeting and vote your shares on your behalf, you must first submit the form of proxy or voting instruction form appointing yourself or your Appointee to the Intermediary; and then register yourself or your Appointee with Computershare at https://www.computershare.com/Celestica. Registering yourself or your Appointee is an additional step you need to take after submitting your form of proxy or voting instruction form to designate yourself or your Appointee in order for you or your Appointee to vote your shares at the Meeting. If you fail to register yourself or your Appointee, you or your Appointee will not receive an Invitation Code from Computershare, and will be unable to participate in, or vote at, the Meeting. To register yourself or an Appointee, you MUST visit https://www.computershare.com/Celestica by no later than 9:30 a.m. EDT on April 25, 2023 and provide Computershare with you or your Appointee’s contact information, so that Computershare may provide you or your Appointee with an Invitation Code via email.

To attend and vote at the Meeting, U.S. resident non-registered shareholders must first obtain a valid legal proxy from their Intermediary, and then register themselves or their Appointee in advance to virtually participate in, and vote at the Meeting. U.S. resident non-registered shareholders should follow the instructions from their Intermediary included with the Notice or contact their Intermediary to request a legal form of proxy. After first obtaining a valid legal proxy from their Intermediary, U.S. resident non-registered shareholders must submit a copy of their legal proxy to Computershare in order to register themselves or their Appointee to participate in, and vote at the Meeting. Requests for registration should be directed to:
Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
OR
Email at: uslegalproxy@computershare.com
Requests for registration must be labeled as “Legal Proxy” and be received no later than April 25, 2023 by 9:30 am. U.S. resident non-registered shareholders will receive a confirmation of their registration by email after Computershare receives their registration materials. Such U.S. resident non-registered shareholders or their Appointee may then attend the Meeting and vote their shares at https://meetnow.global/MR6KD4X during the Meeting. Please note that you are required to register yourself or your Appointee at www.computershare.com/Celestica.
Non-registered shareholders who have not appointed themselves may attend the Meeting by clicking “Guest” and completing the online form but will be unable to participate in, or vote at, the Meeting.
If you vote and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.
Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS, NON-MANAGEMENT DIRECTORS AND CHAIR?

A.
You may confidentially contact the Chair of the Board, the non-management directors or the independent directors by writing to them individually or as a group at the Corporation’s head office. Please send your letters in sealed envelopes to our head office as follows and we will deliver them to the Chair of the Board or the appropriate addressee(s) or their designees, unopened:

c/o Investor Relations
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7
Phone: 416-448-2211
Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations:

Investor Relations
5140 Yonge Street, Suite 1900
Toronto, Ontario, Canada M2N 6L7
Phone: 416-448-2211
E-mail: clsir@celestica.com
If you require assistance in completing the form of proxy you may contact Computershare (see contact coordinates below).

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail: Computershare Investor Services Inc.

100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
or by telephone:
within Canada and the U.S.
1-800-564-6253
all other countries
514-982-7555
CERTIFICATE
The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.
Toronto, Ontario, March 9, 2023
By Or
der of the Board of Directors
Robert Ellis
Chief Legal Officer and Corporate Secretary

SCHEDULE A
BOARD OF DIRECTORS MANDATE

1.
MANDATE

1.1
In adopting this mandate:

(a)
the Board of Directors (the “Board”) of Celestica Inc. (“Celestica”, or the “corporation”) acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the “OBCA”) is to supervise the management of the business and affairs of Celestica and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange requirements.

2.
BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of members of the Board (“Directors”) as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica’s articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under applicable corporate and securities laws and all applicable stock exchange requirements. The Board shall annually review the relationships that each Director has with Celestica in order to satisfy itself that all applicable independence criteria have been met.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually. Once elected, the Directors will hold office until the close of the next annual meeting of shareholders or until successors are elected or appointed, unless such office is earlier vacated in accordance with the corporation’s by-laws.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members — Any Director may be removed from office by an ordinary resolution of the shareholders.

3.
EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica’s business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director’s career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so, that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for- profit boards.

3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by telephone (or other electronic means by which the Board is able to communicate in real time) from time to time. Although participation in person,

(c)
when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by telephone or such other electronic means of communication.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director shall act directly, not by proxy, either in person or by written resolution. Each Director shall have an equal say with each of the other Directors.

3.5
Service on Other Boards or Changes in Principal Occupation — A Director must advise the Chair:

(a)
in advance of accepting an invitation to serve on the board of another public company;

(b)
if that Director changes his or her principal occupation; or

(c)
if that Director ceases to be a “resident Canadian”, as defined under the OBCA.

4.
BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair of the Board (the “Chair”) from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.
MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least four times a year, with additional meetings held as deemed advisable.

5.3
Right to Vote — Each Director shall have the right to vote on matters that come before the Board.

5.4
Invitees — The Board may invite any person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.5
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.
OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — The Board shall have the authority to retain and terminate external advisors to assist in fulfilling its responsibilities and to set and pay the reasonable compensation of these respective advisors without consulting or obtaining the approval of any officer of the corporation. The corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. Notwithstanding the foregoing, the Human Resources and Compensation Committee shall have the sole authority to terminate any consultant or advisor retained by it.

In addition, an individual Director shall have the authority to retain external advisors with the approval of the Chair. Fees and expenses relating to the retention of such advisors by an individual Director shall be subject to pre-approval by the Chair and, if so approved, paid by the corporation.

7.
REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, having regard to the recommendations of the Human Resources and Compensation Committee.

8.
DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of the corporation’s Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of resources required to implement Celestica’s growth strategy and the regulatory, governmental and other constraints on Celestica’s business;

(iii)
monitoring the execution of Celestica’s strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica’s growth strategy; and

(v)
evaluating management’s analysis of the strategies of competitors;

(c)
identifying the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks with a view to achieving a proper balance between risks incurred and potential return to holders of securities of the corporation and to the long-term viability of the corporation. In this regard, the Board shall require management to report on a quarterly basis to the Board, and the Board shall review such reports provided by management, on the principal risks inherent in the business of the corporation (including appropriate crisis preparedness, business continuity, information system controls, cybersecurity and information security, and disaster recovery plans) and the steps implemented by management to manage these risks;

(d)
succession planning;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for the corporation;

(g)
reviewing the corporation’s internal control and management information systems;

(h)
reviewing management of capital;

(i)
reviewing and approving material transactions;

(j)
establishing measures for receiving feedback from securityholders;

(k)
in addition to the specific governance matters covered by this mandate, overseeing the corporation’s general strategy, policies and initiatives relating to environmental, social and governance matters, including, among other things, sustainability; and

(l)
reviewing board operations and evaluating board, committee and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall be responsible for developing the corporation’s approach to corporate governance, and shall review and, if it considers appropriate, approve corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall review and, if it considers appropriate, approve any proposed changes to the corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee.

(c)
The Board shall review and approve any disclosure with respect to Celestica’s governance practices in any document before it is delivered to Celestica’s shareholders or filed with securities regulators or stock exchanges.

(d)
The Board shall review and, if it considers appropriate, approve the process recommended to it by the Nominating and Corporate Governance Committee for annually assessing the performance of the Board as a whole, the committees of the Board, the contribution of individual Directors (including the Chair of the Board) and the effectiveness of management.

(e)
The Board shall review and, if it considers appropriate, approve disclosure policies recommended to it by the Nominating and Corporate Governance Committee with respect to matters not covered by mandated financial disclosure.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

(b)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(c)
The Board may fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(d)
The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize the CEO to enter into commitments on behalf of Celestica, subject to certain limits, and shall from time to time, as the Board considers appropriate, review such authorization.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including: major financings; significant acquisitions, dispositions and capital expenditures; and each annual operating plan.

8.6
Information Flow from Management — The Board shall require management to keep it apprised of the Corporation’s performance and events that may materially affect the Corporation’s business.

8.7
Corporate Objectives — The Board shall from time to time, as it considers appropriate, review and approve financial and business goals and objectives which will be used as a basis for measuring the performance of the CEO and will be relevant to CEO compensation.

8.8
Establishment of Committees

(a)
The Board shall establish and maintain the following standing committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Human Resources and Compensation Committee.

(b)
Subject to Celestica’s articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

(c)
The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

(d)
The Board shall from time to time, as it considers appropriate, review the mandates of each of its committees and shall approve any changes to those mandates as it considers appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.9
Appointments

(a)
Subject to Celestica’s articles and by-laws, the Board may designate the offices of the Corporation and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chair;

(ii)
the CEO; and

(iii)
the chair of each standing committee of the Board,

and shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.
8.10
Financial Statements — The Board shall review and, if it considers appropriate, approve Celestica’s quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements.

8.11
Compensation Matters

(a)
Compensation and Benefits — The Board shall approve the total compensation for the members of the Board, in light of the recommendations of the Human Resources and Compensation Committee.

(b)
Pension Plan Matters — The Board shall receive and review reports from management and from the Human Resources and Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the “Code”) recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from management.

(c)
Either the Board or the Nominating and Corporate Governance Committee shall consider and, if it considers appropriate, approve the granting of waivers of the Code for the benefit of the corporation’s Directors or executive officers.

8.13
Security Holder Feedback — The Board shall establish measures for receiving feedback from stakeholders, including through a shareholder engagement process, as well as mechanisms that enable security holders to directly contact the Chair of the Board or the independent directors (individually or as a group).

9.
EVALUATION OF MANDATE

9.1
Amendments to Mandate — The Board shall from time to time, as it considers appropriate, review this mandate, and cause the Nominating and Corporate Governance Committee to review this mandate, and the Board shall approve any changes as it considers appropriate.

10.
NO RIGHTS CREATED

10.1
This mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the corporation. While it should be interpreted in the context of all applicable laws, regulations and stock exchange listing requirements, as well as in the context of the corporation’s articles and by-laws, this mandate is not intended to, and shall not, establish any legally binding obligations.